                                                     RULE NO. 424(b)(2)
                                                     REGISTRATION NO. 333-80469

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus supplement and the accompanying prospectus +
+is not complete and may be changed. This prospectus supplement and the        +
+accompanying prospectus are not an offer to sell these securities and are not + +soliciting an offer to buy these securities in any state where the offer or +
+sale is not permitted.                                                        +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             Subject to Completion
             Preliminary Prospectus Supplement dated March 21, 2000

PROSPECTUS SUPPLEMENT
(To prospectus dated July 22, 1999)
                                5,000,000 Shares
                                 Teligent, Inc.
                                                              [LOGO OF TELIGENT]

                 % Series B Cumulative Convertible Preferred Stock

                                  ----------
    We are selling 5,000,000 shares of our   % Series B cumulative convertible
preferred stock. Each share of our Series B preferred stock will have a
liquidation preference of $50 and will initially be convertible into    shares
of our Class A common stock, based on a conversion price of $ . The conversion price will be adjusted in a number of circumstances described in this prospectus supplement.

    The shares of our Class A common stock are quoted on the Nasdaq National Market under the symbol "TGNT." On March 20, 2000, the last reported sale price for our Class A common stock on the Nasdaq National Market was $86 7/8 per share.

    Dividends on the Series B preferred stock are cumulative from the closing date of this offering and will be payable on February 28, May 31, August 31 and November 30 of each year, beginning on August 31, 2000, at an annual rate of
  %.

    We may redeem all or any shares of Series B preferred stock at any time under specified circumstances. The Series B preferred stock will be subject to
mandatory redemption by us on April   , 2012.

    Investing in the Series B preferred stock involves risks that are described in the "Risk Factors" section beginning on page S-9 of this prospectus supplement.

                                  ----------

                                                              Per Share Total
                                                              --------- -----
    Public offering price (1)................................    $       $
    Underwriting discount....................................    $       $
    Proceeds, before expenses, to Teligent...................    $       $

    (1) Plus accrued dividends from April   , 2000, if settlement occurs after
        that date

    The underwriters may also purchase from us up to an additional 750,000 shares of Series B preferred stock at the public offering price less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over-allotments.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

    The Series B preferred stock will be ready for delivery on or about April , 2000.

                                  ----------
Merrill Lynch & Co.
                               Goldman, Sachs & Co.
                                                           Salomon Smith Barney
                                  ----------

           The date of this prospectus supplement is April   , 2000.

                               TABLE OF CONTENTS

Prospectus Supplement
                                                                          Page
                                                                          ----
Note on Forward-Looking Statements.......................................  S-2
Prospectus Supplement Summary............................................  S-3
Risk Factors.............................................................  S-9
Use of Proceeds.......................................................... S-20
Ratio of Earnings to Fixed Charges and Preference Dividends.............. S-20
Price Range of Common Stock and Dividend Policy.......................... S-21
Capitalization........................................................... S-22
Selected Financial Data.................................................. S-23
Management's Discussion and Analysis of Financial Condition and Results
 of Operations........................................................... S-24
Business................................................................. S-30
Security Ownership of Beneficial Owners and Management................... S-41
Description of Capital Stock............................................. S-44
Description of Series B Preferred Stock.................................. S-49
Underwriting............................................................. S-59
Tax Considerations ...................................................... S-62
Legal Matters............................................................ S-66
Experts.................................................................. S-66
Incorporation of Documents by Reference.................................. S-66
Index to Consolidated Financial Statements...............................  F-1
Prospectus
About This Prospectus....................................................    4
Where You Can Find More Information About Teligent.......................    4
Note on Forward-Looking Statements.......................................    5
Teligent, Inc............................................................    6
Ratio of Earnings to Fixed Charges and Preference Dividends..............    7
Use of Proceeds..........................................................    7
Description of Capital Stock.............................................    8
Description of Debt Securities...........................................   13
Description of Depositary Shares.........................................   23
Management...............................................................   25
Selling Stockholders.....................................................   29
Plan of Distribution.....................................................   29
Legal Matters............................................................   31
Experts..................................................................   31

                       NOTE ON FORWARD-LOOKING STATEMENTS

      This prospectus supplement includes forward-looking statements. Forward-looking statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "intends," "will," "should" or "anticipates" or the negative or other variations of those words or similar terminology, or by discussions of strategy. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks and uncertainties, and assumptions about us, including those set forth under "Risk Factors."

      Except as provided by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus supplement or in the accompanying prospectus might not occur.

                         PROSPECTUS SUPPLEMENT SUMMARY

      The following summary is qualified by, and should be read in conjunction with, the more detailed information incorporated by reference in this prospectus supplement. This prospectus supplement may add to, update or change information in the accompanying prospectus. If information in this prospectus supplement is inconsistent with the accompanying prospectus, this prospectus supplement will apply and will supersede that information in the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of the date on the front cover of this prospectus supplement only. It is important for you to read and consider all information contained in this prospectus supplement and the accompanying prospectus in making your investment decision. You should also read and consider the information in the documents we have referred you to in "Incorporation of Documents by Reference" in this prospectus supplement. In this prospectus supplement, "Teligent," "we," "us" and "our" refer to Teligent, Inc., and, where appropriate, to our subsidiaries. SmartWave(TM) is one of our trademarks and e.magine SM is one of our service marks. Unless otherwise specified, the information contained herein does not reflect the exercise of the underwriters' overallotment option.

                                    Business

      We are a full-service, facilities-based communications company. We offer small and medium-sized business customers local and long distance telephony, high-speed data and dedicated Internet access service over our digital SmartWave(TM) local networks. Our SmartWave(TM) local networks integrate advanced fixed wireless technologies with traditional broadband wireline technology. Our digital wireless technology provides many of the advantages of fiber and can transport information within the network at up to 155 Megabits per second, or Mbps, also known as OC-3 speed. We believe this technology addresses the growing marketplace demand for the delivery of broadband applications and services. This demand results in part from the increased acceptance and reliance on the Internet by business users as well as the emergence of bandwidth intensive applications such as electronic commerce, streaming audio and video and large data file transfers.

      We believe we are well positioned to capture revenues in the rapidly growing, approximately $150 billion U.S. business local exchange, long distance, Internet, and data communications markets. Incumbent local exchange carriers, or ILECs, whose networks are increasingly burdened by capacity constraints, have historically provided local exchange services. These capacity constraints are a result of increased data traffic and the inherent inefficiency of the ILECs' older, copper wire-based networks. The need for companies that can alleviate this local access bottleneck, coupled with changes in the regulatory environment intended to enhance competition, has created opportunities for providers of broadband access such as ourselves. We are currently offering commercial service using our SmartWave(TM) local networks in 40 major market areas that comprise more than 580 cities and towns with a combined population of more than 100 million people.

                               Business Strategy

      Our goal is to be a premier full-service, facilities-based communications provider to small and medium-sized businesses. Our strategy is as follows:

    . Rapid deployment of local broadband networks to alleviate the last mile local bottleneck;

    .  Target small and medium-sized businesses;

    .  Focus on the local, data and Internet markets;

    .  Continue to build infrastructure to support growth;

    .  Develop brand awareness and deliver high quality customer service; and

    .  Leverage our experience to expand internationally.

                                 Financing Plan

      We have approximately $401.9 million of cash, cash equivalents and short-term investments as of March 14, 2000, and approximately $600 million available under our credit facilities ($250 million of which we do not expect to be available until the second half of 2000). In addition, we expect to raise proceeds from this offering and proceeds from a concurrent offering of Class A common stock. We expect that, with the addition of the net proceeds from this offering and the concurrent offering of Class A common stock, that we will have sufficient funds for our planned capital expenditures and operating expenses through the end of 2001. The actual timing and amount of money required for development of our business and to fund net operating expenses, however, may vary materially from our estimates, and, consequently, we may require additional funds. In such an event, we may need to obtain additional financing in 2001, which may include further borrowings under credit facilities, vendor financings, and the sale or issuance of equity and debt securities.

                              Recent Developments

      On January 14, 2000, Liberty Media Corporation acquired The Associated Group, Inc., one of Teligent's original stockholders. As a result, Liberty Media acquired Associated's beneficial ownership interest in Teligent, representing approximately 33.5% of the total issued and outstanding shares of our common stock as of March 14, 2000, after giving effect to conversion of the Series A preferred stock. Liberty Media, which holds most of the assets included in the Liberty Media Group, is an indirect wholly owned subsidiary of AT&T Corp.; however, the management of Liberty Media Group is not controlled by AT&T.

      On February 28, 2000, the Company and two of its stockholders entered into agreements to make major investments in ICG Communications, Inc., a fiber-based communications company. We expect to acquire approximately three million shares of ICG stock in an all-stock transaction in exchange for one million shares of Teligent Class A common stock. The closing of the ICG transaction is subject to regulatory and stockholder approval and satisfaction of other customary closing conditions. The ICG transaction is expected to close during the second quarter of 2000. In addition, Teligent and ICG have signed a memorandum to negotiate an agreement that will enable us to explore opportunities to leverage many of ICG's backbone facilities and other assets to extend the reach of our network, improve our network efficiency and reduce our network costs.

      On March 17, 2000, our board of directors approved a two-for-one split of our common stock. The split is conditioned on an amendment to our certificate of incorporation to increase the number of authorized shares of common stock that requires approval by our stockholders. We expect the split to occur in or after May 2000. The split is not reflected in any of the share numbers included in this prospectus supplement.

                             Corporate Information

      Our principal executive office is located at 8065 Leesburg Pike, Suite 400, Vienna, Virginia 22182 and our telephone number is 703.762.5100. Our Web site address is www.teligent.com. None of the information contained on Web sites maintained by us is a part of this prospectus or the registration statement of which this prospectus supplement forms a part.

                                  The Offering

Issuer........................  Teligent, Inc.
                                8065 Leesburg Pike
                                Suite 400
                                Vienna, VA
                                (703) 762-5100

Securities offered............  5,000,000 shares of  % Series B cumulative convertible preferred stock, liquidation preference $50 per share

Over-allotment option.........  Up to an additional 750,000 shares of Series B preferred stock

Dividends.....................  Cumulative dividends per share of Series B preferred stock will be payable quarterly in
                                arrears on February 28, May 31, August 31 and November 30 of each year. Dividends will accrue from the closing date of this offering. The
                                first dividend payment of $    will be payable
                                on August 31, 2000. Dividend payments may, at our option, be paid in cash, shares of our Class A common stock or a combination of cash and Class A common stock. If we pay all or any part of a dividend in our Class A common stock, we must deliver to the dividend disbursing agent a number of shares of Class A common stock sufficient that, upon resale by the dividend disbursing agent or its nominee, the net cash proceeds will allow the dividend disbursing agent to make the quarterly dividend payments in cash. All shares of Class A common stock received by the dividend disbursing agent from us as dividends will be promptly resold by the dividend disbursing agent or its nominee on behalf of the holders of shares of our Series B preferred stock and such holders will not receive any such shares. Accumulated and unpaid dividends will accrue and accumulate dividends at the rate per annum set forth on the cover page hereof. For a more comprehensive discussion of your rights to dividends, see "Description of Series B Preferred Stock-- Dividends."

Liquidation preference........  The Series B preferred stock will have a liquidation preference of $50 per share plus accrued and unpaid dividends. For a more comprehensive discussion of the liquidation rights with respect to the Series B preferred stock, see "Description of Series B Preferred Stock--Liquidation Rights."

Ranking.......................  The Series B preferred stock will rank (1)
                                junior in right of payment to all our existing and future debt obligations upon liquidation, dissolution or winding up, including our 11 1/2% senior notes due 2007 and our 11 1/2% senior discount notes due 2008, (2) junior in right of payment to each class or series of our senior capital stock that expressly provides that such class or series of capital stock will rank senior to the Series B preferred stock,
                                (3) equal in right of payment with each class of capital stock or series of preferred stock, including the Series A preferred stock, or any class of capital stock or series of preferred stock that we may establish in the future and that expressly provides that such class or series will rank on parity with the Series B preferred stock and
                                (4) senior to our common stock and any of our capital stock that expressly provides that it will be junior to the Series B preferred stock. For a more comprehensive discussion of the ranking of the Series B preferred stock, see "Description of Series B Preferred Stock-- Ranking."

Conversion rights.............  The Series B preferred stock will be convertible at the option of the holder thereof
                                into     shares of our Class A common stock at
                                a conversion rate of    shares of Class A
                                common stock per share of Series B preferred stock subject to adjustments in certain events at any time, unless previously redeemed or repurchased. For a more comprehensive discussion of your conversion rights, see "Description of the Series B Preferred Stock-- Conversion Rights."

Provisional redemption or
termination of conversion
rights........................
                                Upon thirty days notice, the Series B preferred stock will either be redeemable, in whole or in part, at our option at any time on or after April , 2003 at the redemption prices set forth herein plus accrued and unpaid dividends to the redemption date or may be made non-convertible. See "Description of Series B Preferred Stock--Redemption--Provisional
                                Redemption."

Mandatory redemption..........  The Series B preferred stock will be subject to mandatory redemption on April , 2012. We may elect, subject to specified conditions, to pay the mandatory redemption price of the Series B preferred stock in cash, Class A common stock valued at 95% of its then-current market value, or any combination thereof. See "Description of Series B Preferred Stock--Redemption--Mandatory Redemption."

Change of control.............  Upon a change of control event, each holder of shares of our Series B preferred stock may have the right, subject to specified contractual restrictions, to require us to repurchase all or a portion of its Series B preferred stock. For a more comprehensive discussion of your rights following a change of control, see "Description of Series B Preferred Stock-- Change of Control."

Voting rights.................  The holders of the Series B preferred stock will have no voting rights except as required by law and as specified in the certificate of designation. Upon our failure to pay six scheduled dividends on the convertible preferred stock, the holders of our Series B preferred stock, together with holders of any future series of preferred stock upon which like rights have been conferred and are exercisable, will be entitled to elect an aggregate of two additional members to our board of directors.

                                The certificate of designation will provide that we may not, without the consent of the holders of at least 66 2/3% of the outstanding shares of Series B preferred stock, authorize, create by way of reclassification or otherwise, or issue any senior capital stock or any obligation or security convertible or exchangeable into or evidencing a right to purchase, shares of any class or series of senior capital stock. For a more comprehensive discussion of your voting rights, see "Description of Series B Preferred Stock-- Voting Rights."

Absence of market.............  The Series B preferred stock is a new issue of security with no established trading market.
                                Although the underwriters have informed us that they currently intend to make a market in the Series B preferred stock, the underwriters are not obligated to do so, and any such market making may be discontinued at any time without notice. Accordingly, there can be no assurance any liquid market for the Series B preferred stock will develop. For a more comprehensive discussion of the market for the Series B preferred stock, see "Underwriting."

Use of proceeds...............  To fund working capital, capital expenditures, net operating expenses, and other general corporate purposes, including joint ventures, acquisitions and spectrum auctions. See "Use of Proceeds."

Risk factors..................  Investing in our Series B preferred stock involves certain risks. See "Risk Factors" on page S-9 for a discussion of these risks.

                              Concurrent Offering

      Concurrently with this offering, we and a separate selling stock holder are offering by means of a separate prospectus 6,000,000 shares of our Class A common stock. The completion of the Class A common stock offering is not a condition to the completion of this offering. For a more comprehensive discussion of the Class A common stock offering, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Concurrent Offering."

                     SUMMARY FINANCIAL AND OPERATIONAL DATA

                                                 Years Ended December 31,
                                              --------------------------------
                                                 1999       1998       1997
                                              ----------  ---------  ---------
                                                (in thousands, except per
                                                       share data)
Statement of Operations Data:
Revenues....................................  $   31,304  $     960  $   3,311
Cost of services............................     207,358     79,920      4,785
Sales, general and administrative...........     205,769    123,380     38,398
Interest expense............................     (88,347)   (66,880)    (5,859)
Interest and other income...................      18,450     34,106      3,242
Net loss....................................    (528,913)  (281,471)  (138,054)
Net loss applicable to common stockholders..    (531,819)  (281,471)  (138,054)
EBITDA......................................    (381,823)  (202,340)   (39,872)
Basic and diluted net loss per common
 share......................................       (9.95)     (5.35)     (2.94)
Weighted average common shares outstanding..      53,423     52,597     46,951
Balance Sheet Data:
Cash and cash equivalents...................  $  440,293  $ 416,247  $ 424,901
Working capital.............................     342,706    302,408    441,316
Property and equipment, net.................     402,989    180,726      8,186
Total assets................................   1,131,843    763,434    607,380
Long-term debt, less current portion........     808,799    576,058    300,000
Series A convertible redeemable preferred
 stock......................................     478,788        --         --
Stockholders' equity (deficit)..............    (441,917)    31,053    285,146
Operational Data:
Commercial markets..........................          40         15        N/A
Leases/options(1)...........................       7,555      2,389        N/A
On-net buildings(2).........................       2,498        179        N/A
Installed lines(3)..........................     164,000      9,045        N/A
Installed customers.........................      15,007      1,176        N/A

--------
Notes
(1) Number of buildings for which we have secured building access agreements (leases) or the option to execute such an agreement.
(2) Number of buildings which have passed our network operations center certification tests and are able to carry commercial traffic.
(3) Lines reported as total voice-grade equivalents installed. Does not double-count lines carrying both local and long distance service.

                                  RISK FACTORS

      Before making an investment in shares of our Series B preferred stock, you should carefully consider the following risks, in addition to the other information contained, or incorporated by reference, in this prospectus supplement and the accompanying prospectus.

We have had operating losses and negative cash flow since our inception and we expect that significant losses will continue in the future

      Development of our telecommunications infrastructure and other elements of our business is costly, and these costs have resulted in and will continue to result in negative cash flow at least until we establish a larger customer base and complete more of our network. We expect to continue to generate significant operating and net losses for several years. The extent to which we continue to experience negative cash flow in the future will be affected by a variety of factors including:

    .  our pace of entry into new markets;

    . the time and expense required for building our planned network including securing equipment with appropriate capabilities, securing building access, and installing the equipment and making it operational;

    . our ability to acquire fixed wireless spectrum in new markets and retain fixed wireless spectrum in existing markets;

    .  our ability to attract and retain customers;

    . the impact of changes in telecommunication laws and regulations (including laws concerning the Internet, and cable and electric companies);

    . our ability to secure acceptable interconnection arrangements with incumbent local exchange carriers, or ILECs, and Internet service providers, or ISPs;

    . the timely development and acceptance of our products and services and the perceived overall value of these products and services by users, including the features, pricing and quality compared to competitors' products and services;

    .  failure of vendors to supply critical telecommunications equipment;

    . our ability to adjust to rapid changes in technology, services and industry standards;

    . the willingness of users to substitute competitors' products and services for our products and services;

    . our success in gaining regulatory approval of our product and service offerings, when required;

    .  the intensity of industry competition;

    .  our ability to raise additional funds to pursue our business plan;

    . our ability to identify and ally with suitable local partners in international markets; and

    .  general economic conditions.

We may be unable to acquire the significant additional capital necessary to develop and expand our business

      We will require significant capital to, among other things, finance the further development and expansion of our business and deployment of our services, including purchasing and installing equipment, operating our network, obtaining additional spectrum licenses, financing future acquisitions, investing in our international expansion and joint ventures, leasing office space, hiring and retaining employees, and for working capital and debt service purposes. Based on our current business plan, we plan to incur between $300 and $400 million in capital investments in the year 2000. With our existing cash, cash equivalents and short-term investments, the $600 million expected to be available under our credit facilities during 2000 and the net proceeds from this offering and the concurrent offering of common stock, we expect to have sufficient funds to operate our business through the end of 2001. The actual timing and amount of money required for development of our business and to fund net operating expenses, however, may vary materially from our estimates and, consequently, we may require additional funds. Some of the factors which could cause our estimates to vary include:

    .  significant departures from our current business plan;

    . accelerated roll-out of our products and services in our licensed market areas;

    . financial commitments associated with potential future acquisitions, international expansion or joint ventures;

    .  deployment delays;

    .  cost overruns associated with network deployment;

    .  engineering design changes in our network topology;

    .  timing of receipt of requisite regulatory approvals;

    . inability to draw fully on credit facilities if we fail to satisfy a covenant or a performance test thereunder;

    .  a downturn in general economic conditions of our business;

    .  expenses associated with new spectrum acquisitions and auctions; and

    .  other unanticipated expenses.

      In such event, we may need to obtain additional financing in 2001, which may include further borrowings under credit facilities, vendor financings, and the sale or issuance of equity and debt securities. We cannot assure you that additional financing will be available to us or, if available, that it can be obtained on a timely basis and on acceptable terms. Failure to obtain additional financing could require us to modify, delay or abandon some of our planned future expansion or expenditures and could have a material adverse effect on our business, financial condition and results of operations.

      Because we may not have adequate sources of cash to service our debt, finance anticipated capital expenditures, finance possible future acquisitions and fund working capital requirements, we may need to refinance our debt obligations, and we do not know if this refinancing will be available, or available on reasonable terms. If we are unable to obtain adequate financing or refinancing on satisfactory terms, we would have to consider other options in order to meet our debt service requirements, such as altering our business plan, selling certain assets or additional equity or pursuing other alternatives available to us.

The agreements governing our debt impose significant restrictions on our business and financing activities

      The indentures, the credit agreement and other instruments governing our debt impose significant operating and financial restrictions on us, including certain limitations on our ability to incur additional debt, pay dividends, redeem capital stock, sell assets, engage in mergers or acquisitions or make investments, transact with affiliates, sell stock of subsidiaries and place liens on our assets. In addition, our credit facility contains certain covenants, including covenants regarding the achievement of certain performance targets and the maintenance of certain financial ratios.

      We may not be able to comply with the covenants in the credit agreement. Failure to observe or perform one or more of the covenants in the credit agreement at any given time will require us to obtain a waiver or consent from the lenders, go into default under the credit facility or under some or all of our other debt instruments or refinance the credit facility. Such a waiver, consent or refinancing may not be available to us or may not be available on reasonable terms. Our failure to comply with any of these covenants or restrictions could also limit our ability to obtain future financings. Limitations on our ability to obtain future financings could also have an adverse effect on our operations, the market price of our securities and/or our ability to make principal and interest payments on outstanding debt or distributions on our common stock.

We have a limited operating history, and rapid expansion of our operations may place a significant strain on our management, financial and other resources

      We began operations in 1997. The execution of our business plan has resulted in, and is expected to continue to result in, rapid expansion of our operations. Our ability to manage this expansion effectively will depend upon our ability to:

    .  manage operations;

    .  control costs;

    .  maintain regulatory compliance;

    .  integrate acquired businesses;

    .  maintain customer satisfaction;

    . significantly expand our internal management, administrative, technical, information, billing and accounting systems; and

    . attract, assimilate and retain qualified management and professional and technical personnel.

      If we are unable to achieve any of the above in an efficient manner and at a pace consistent with the growth of our business, customers could experience connection delays and lower levels of customer service. Failure to meet the demands of customers and to manage the expansion of our business and operations could have a material adverse effect on our business, financial condition and results of operations.

We rely on a limited number of third parties to supply telecommunications equipment critical for the services we provide

      We currently obtain our telecommunications equipment from a limited number of suppliers. Any delay, reduction or interruption in supply from any of our suppliers, or failure of equipment to meet our standards could disrupt our ability to deploy our telecommunications infrastructure. Although several manufacturers currently produce or are developing equipment that we believe will meet our current and anticipated requirements, no industry standard or uniform practice currently exists for our 24 GHz wireless telecommunications equipment. Further, we do not have the capability to manufacture, nor do we anticipate establishing the capacity to manufacture, any of our telecommunications equipment. Additionally, our suppliers may not be able to manufacture and deliver the volume of equipment we order.

The market for our fixed wireless service is new and widespread acceptance is uncertain

      Fixed wireless telecommunications services represent an emerging sector of the telecommunications industry, and the demand for these services is uncertain. We expect that substantial marketing efforts, time and expense will be required to stimulate demand for our wireless services. Substantial markets may not develop for our wireless services, or, if such markets were to develop, we may not be able to attract and maintain a sufficient revenue-generating customer base or operate profitably.

Our ability to secure building access affects our operations

      In order to obtain the necessary access to install our transmit/receive antennas and to provide service to our intended customers, we must secure roof and other building access rights or rights to access other line of sight locations. We must also secure access to conduits and wiring within each building or other structure on which we propose to install our equipment, and may require construction, zoning, franchises or other governmental permits. We may not succeed in obtaining the roof and other building access rights from the building owners or the construction, zoning, franchises or other governmental permits, necessary to establish wireless services to all or most potential customers in our market areas at reasonable costs or on favorable terms, or at all, and delays or failures in obtaining such rights or permits may also have a material adverse effect on our business, financial condition and results of operations.

Line of sight and distance requirements place restrictions on our operations

      Line of sight and distance limitations generally do not present problems in urban areas due to the existence of tall structures from which to transmit and the concentration of customers within a limited area. Line of sight and distance limitations in non-urban areas can arise due to lack of structures with sufficient height to clear local obstructions. We generally expect to be able to install additional antennas to resolve line of sight and distance issues. However, these limitations may render our wireless services uneconomical in certain locations. In such cases, we may (1) decide to provide services that are uneconomical in the short term, (2) use alternative methods of transmission to provide services on a more economical basis, or (3) decide not to provide services to potential customers in these locations.

Our network may experience failure or delays and errors in transmission and expose us to potential liability

      Our network consists of a complex collection of various communications equipment, software, operating protocols and proprietary applications for the broadband transmission of large quantities of data. It is possible that data carried over our networks may be lost, delayed or distorted. Loss, delay or distortion of customer data may cause significant losses to a customer using our network. Our network may also contain undetected design faults and software bugs that, despite our testing and usage, may be discovered only at a later date. The failure of any of our network components due to yet undiscovered faults and software bugs could result in the interruption of customer service until we effect the necessary repairs. Such a failure, fault or loss could also result from other causes, including natural disasters, power losses, security breaches and computer viruses. These failures, faults or errors could cause delays and service interruptions and expose us to customer liability or require expensive modifications to our network that could have a material adverse effect on our business.

We may be unable to adjust to rapid changes in technology, services and industry standards

      The telecommunications industry has experienced rapid technological advances, changes in end user requirements, frequent introduction of new services, evolving industry standards and decreases in the cost of equipment. We expect these changes to continue, and believe that our long-term success will increasingly depend on our ability to offer services that take advantage of advanced technologies and to anticipate or adapt to evolving industry standards. Changes in technology pose the following risks:

    . our wireless services may become economically or technically outdated by technology or services now existing or developed and used in the future;

    . we may not have sufficient resources to develop or acquire new technologies or to introduce new services capable of competing with future technologies or service offerings; and

    .  our inventory of equipment may be rendered obsolete.

We operate our business in a highly competitive industry

      The telecommunications services industry is highly competitive, and we expect that competition will intensify in the future. We compete with a wide range of service providers for each of the services that we provide. Many of our competitors have long-standing relationships with customers and suppliers in their respective industries, greater name recognition, less leverage and significantly greater financial, technical and marketing resources than we do. Moreover, as competition continues to increase in the telecommunications market, we expect a significant increase in general pricing pressures. We expect to compete on the basis of local service features, quality, price, reliability, customer service and rapid response to customer needs while providing local and long distance voice, data, video and Internet access.

      Since the launch of our commercial services, we have marketed our telecommunications services to potential customers in 40 markets. However, we may not be able to compete effectively in any of our market areas. At this time, we have not obtained significant portions of the telecommunications business in any of our existing markets or future markets, nor do we expect to do so in the near future given the size of the local telecommunications market, the intense competition therein and the diversity of customer requirements.

      Advances in communications technology are continuing and other new technologies may become competitive with technologies that we deploy. For example, there are several alternatives for providing high-bandwidth capacity, including coaxial cable, unlicensed spectrum, fixed wireless spectrum at various frequency bands and digital subscriber line technology. Changes in the marketplace and the regulatory and legislative environment are also taking place, potentially increasing the number of competitors we may face. For example, this year the first ILECs affiliated with a Regional Bell Operating Company will provide in-region long distance services pursuant to Section 271 of the Communications Act. Bell Atlantic was granted this authority in December 1999 for the State of New York and began offering a full bundle of services on January 5, 2000. SBC sought similar authority for the State of Texas on January 10, 2000 and other applications may follow. We cannot predict the impact these developments will have on our ability to successfully market our services in these states. In addition, the growing consolidation of telecommunications companies and the formation of strategic alliances within the telecommunications industry may create significant new competitors. For example, building owners and large real estate investment trusts have announced plans to create competitive service providers of their own for servicing multitenant environments where we seek to compete. We cannot predict to what extent competition from such developing and future technologies or from such future competitors will have a material impact on our operations.

The extent to which ILECs cooperate with us affects our business

      The Telecommunications Act of 1996, and the regulations thereunder, as well as other federal and state statutes and rules, create an obligation for the ILECs with whom we are competing to cooperate with us and other competitors, for example, by transferring customers and by providing interconnection, number portability, transport and unbundled network elements. If this cooperation is not provided appropriately, ILEC end-users may not be able to communicate seamlessly with Teligent end-users and vice-versa, customers may experience temporary loss of dial tone when they switch service or may experience other delays and inconvenience. Many competitive carriers, including Teligent, have experienced some or all of these problems and have lost some customers as a result.

We are subject to extensive federal and state laws, rules and regulations

      Our telecommunications services are subject to federal, state, local and foreign government regulation which continually change. These regulations often have a direct or indirect impact on the costs of operating our networks and, therefore, the profitability of our services. These regulations also have a direct or indirect impact on the costs our competitors incur and the prices they can charge, including their ability to price flexibly in response to competition and to handle various products and services to make their offerings more attractive to customers. Today, certain of our largest ILEC competitors have been granted pricing flexibility in some jurisdictions for certain services and others have been authorized to offer long distance and other services that compete with our bundled offerings. We are not able to predict what effect these regulations and changes to these regulations will have on the telecommunications industry in general and on us in particular. In addition, if any communications regulatory body deems us to be an affiliate of any of our stockholders, we may be subject to financial or regulatory burdens or obligations to which we would not otherwise be subject.

      Numerous federal, state and local regulatory decisions are expected regarding issues that may materially affect us, including but not limited to the rules governing use of the spectrum licensed to us in any frequency band and the radio equipment we use, universal service, preemption of barriers to competition and access to rights-of-way and buildings. For example, the FCC has proposed to adopt new rules for future fixed wireless licensing in the 24 GHz band which include proposals to auction available spectrum and to adopt modified service rules for 24 GHz operations. The licensing rules which the FCC has proposed may never be adopted. Moreover, the point-to-multipoint equipment we currently use may not comply with the service rules ultimately adopted by the FCC. The FCC is also considering whether to adopt new rules to address non-discriminatory building access for all service providers. These rules may never be adopted, and if they are, they may not enhance our ability to gain access.

      Although we generally do not intend to install facilities in public rights-of-way, some municipalities nevertheless may claim that we must pay franchise or rights-of-way fees. As we and several other providers have experienced before, we may become involved in litigation or administrative proceedings regarding whether local franchise requirements must be satisfied and what constitutes use of public rights of way. We cannot predict that any regulation, litigation or proceeding will broaden our available opportunities or whether it will have a material adverse effect on our business, financial condition and results of operations.

      Certain of our interconnection agreements are currently being renegotiated because they have reached their expiration dates and others will reach their expiration dates and will become subject to renegotiation this year. While these agreements contain provisions for uninterrupted interconnection during the renegotiation period, we may not be able to obtain comparable provisions in the subsequent agreements or we may have to resort to the states for resolution pursuant to arbitration under the Telecommunications Act. In November 1999, the FCC adopted new rules for unbundled network elements
(UNEs). While we rely less on UNEs than many of our competitors, we may not be able to obtain provisions in interconnection agreements that incorporate these UNE modifications to benefit us. See "Business--Government Regulation."

The loss or decline in value of our wireless licenses or our inability to renew our fixed wireless licenses could have a material adverse effect on our business

      The FCC's current policy is to align the expiration dates of all fixed wireless licenses of a particular service such that they mature concurrently and, upon expiration, to renew all such licenses for ten years. The initial term of most currently outstanding fixed wireless licenses, including our licenses, expires on February 1, 2001. While custom and practice of the FCC establish a presumption in favor of granting renewal of licenses to licensees, this presumption requires that the licensee substantially comply with its regulatory obligations during the license period. We believe that we have been, and currently are, in substantial compliance with our fixed wireless licenses. If we fail to comply with our regulatory obligations or the FCC modifies the criteria or conditions for renewal, the FCC may choose not to renew one or more of our licenses, which would render us unable to provide service in the area covered by such licenses.

      The value of our licenses may change. Our licenses are essential assets, the value of which will depend significantly upon the success of our fixed wireless telecommunications operations and the future direction of the fixed wireless segment of the telecommunications industry. The value of licenses to provide fixed wireless services also may be affected by fluctuations in the level of supply and demand for such licenses. Any assignment of a license or transfer of control by an entity holding a license is subject to certain transfer restrictions, including prior federal regulatory approval, which may impact our ability to obtain additional licenses. In some instances, state regulatory approval as it relates to the provision of telecommunications services by the provider using such licenses in that state is required.

Regulatory restrictions on foreign ownership of stock may affect our business

      The Communications Act of 1934 imposes statutory limits on foreign ownership, with some exceptions, of the common stock of companies that directly or indirectly hold wireless and other common carrier licenses used in the telecommunications industry. Greater detail about foreign ownership limitations can be found under the heading "Business--Government Regulation". We believe that we are currently in compliance with the Communications Act's foreign ownership limits and the applicable FCC rules, regulations, orders and notices related thereto. A significant amount of our common stock is held in nominee name and, thus, we are not aware of the citizenship of the actual beneficial owners of such shares. Moreover, shares of our stock, and the stock of some of our significant stockholders, are publicly traded and thus ownership is subject to change at any time upon any transfer of direct or indirect ownership of our common stock. Further, holders of our convertible preferred stock may in the future register their shares and convert them to shares of our Class A common stock, resulting in more publicly traded common stock. Accordingly, we cannot guarantee that we will remain in compliance with the Communications Act's foreign ownership limits.

      If the FCC were to determine that the foreign ownership of our stock exceeded the Communications Act's foreign ownership limits and the related FCC orders, it could revoke our licenses, require us to take actions necessary to reduce such foreign ownership so as not to exceed the statutory limits, or determine that it was in the public interest to allow us to maintain such foreign ownership levels. Our certificate of incorporation authorizes the board of directors to redeem equity securities owned by non-U.S. citizens and companies at their then-current market value in order to ensure compliance with the Communications Act and the FCC's rules. See "Description of Capital Stock-- Restriction on Foreign Ownership" in the accompanying prospectus. These restrictions on foreign ownership could adversely affect our ability to attract additional equity financing from entities that are, or are owned by, non-U.S. persons.

Our entry into various international markets will subject us to many additional risks as we seek to enter such markets and as we become operational in such markets

      We plan to expand the offering of our telecommunications services internationally through joint ventures with local partners or otherwise. Certain risks inherent to our entering foreign markets and doing business within such markets include:

    . regulatory limitations delaying, restricting or prohibiting us from providing our services, including the inability to acquire spectrum rights or other licenses or our failure to satisfy the requirements of those licenses once awarded;

    .  ability to enforce our rights under foreign laws;

    . our ability to successfully negotiate definitive agreements with our international joint venture partners;

    . our status as a minority partner in joint ventures limiting our ability to manage such joint ventures;

    .  difficulties in staffing and managing our international operations;

    .  unanticipated changes in, or impositions of, regulatory requirements;

    . difficulties in obtaining acceptable interconnection agreements with foreign incumbent carriers;

    . unanticipated changes in tariffs, customs, duties and other trade barriers;

    . limitations on our flexibility in structuring our foreign investments imposed by the agreements governing our outstanding indebtedness;

    .  restrictions on capital or profit repatriations;

    .  longer payment cycles and problems in collecting accounts receivable;

    .  political risks;

    . pricing pressures resulting from the entry of new competitors or strategic alliances of existing competitors;

    .  fluctuations in exchange rates of international currencies; and

    . potentially adverse tax consequences resulting from operating in multiple countries with different laws and regulations.

Possible future acquisitions may place a significant strain on our management, financial and other resources

      We actively evaluate potential acquisitions. The pursuit of acquisition opportunities will place significant demands on the time and attention of our senior management and may involve considerable financial and other costs with respect to identifying and investigating acquisition candidates, negotiating acquisition agreements and integrating the acquired businesses with our existing operations and operating the business after acquisition. In the event we conduct acquisitions in which the consideration paid includes cash, we may require additional financing earlier than expected. Employees and customers of acquired businesses may sever their relationships with these businesses during or after such an acquisition. We cannot assure you that we will be able to consummate any acquisitions successfully or integrate any business that we may acquire.

Concern over radio frequency emissions may adversely affect our business

      The use of wireless equipment has been alleged to pose health risks to humans due to radio frequency emissions from transmitting units, such as the units we use in our systems. Any allegations of health risks, if proven, could result in claims of liability on our part and adverse rulings. In addition, we could be required to reduce power in our transmissions or otherwise change the way we operate in order to reduce emissions to acceptable levels. Concerns over radio frequency emissions also may have the effect of discouraging the use of wireless communications devices such as ours. Any of these results could have a material adverse effect on our financial condition. In the United States, the FCC has adopted guidelines and methods for evaluating the environmental effects of such emissions from FCC regulated transmitters, including wireless antennas. The FCC has determined that the fixed wireless antennas which we currently deploy offer little potential for causing radio frequency exposure in excess of its guidelines. Although the current guidelines and methods generally are more stringent than those previously in effect, we believe that all of our equipment and operations comply with applicable FCC guidelines.

Misappropriation of our technology may adversely affect our business

      We rely upon a combination of licenses, confidentiality agreements and other contractual covenants to establish and protect our technology, trade secrets and other intellectual property rights. We currently have two patent applications pending. We cannot be sure that the steps we have taken will adequately prevent misappropriation of our technology, trade secrets or other intellectual property. As needed, we will continue to file lawsuits and take other appropriate steps to protect other technology, trade secrets and other intellectual property rights. We believe that our business as currently conducted does not violate or infringe upon technology or intellectual property rights of others. A third party could assert a claim against us for the unauthorized use of their technology and, in the event of an unfavorable ruling on any such claim, a license or similar agreement to use technology that we rely upon in the conduct of our business may not be available on reasonable terms. Loss of such rights or failure to obtain similar licenses or agreements may have a material adverse effect on our business, financial condition and results of operations.

Our operations and financial results could be adversely affected if mission critical systems provided by our vendors experience Year 2000 related incidents

      Our mission-critical infrastructure transitioned into 2000 and beyond February 29, 2000, without incident. We have not been advised that any of our significant suppliers or customers experienced any significant disruptions due to the Year 2000 issue, and hence do not believe that any such disruption occurred. In the event that unknown claims are hereafter brought to our attention, we may be required to expend significant management time and resources to investigate and defend against such claims.

Certain of our stockholders have agreed to designate members of our board of directors

      Certain of our stockholders have entered into an agreement which provides, among other things, that the parties will vote their shares so that our board of directors shall consist of eight directors, of which three directors will be nominees of Liberty Media and two directors will be nominees of Telcom. The other three directors will be Alex J. Mandl for so long as he is our chief executive officer, and one director designated by each of NTT, the holder of our Series B-3 common stock, and Hicks, Muse for so long as they maintain their respective shareholdings above specified thresholds. See "Description of Capital Stock--Common Stock". These stockholders may have interests that are inconsistent with each other and the interests of our other stockholders.

Our charter and by-laws contain provisions making it more difficult to obtain stockholder approval in change of control situations

      Our certificate of incorporation and bylaws contain provisions that could discourage certain transactions involving an actual or threatened change of control. In addition, our board of directors is authorized to issue, without stockholder approval, one or more series of preferred stock having such preferences, powers and other rights as our board of directors may determine. These provisions may have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of us even though such a transaction might be economically beneficial to us and our stockholders. See "Description of Capital Stock" in the accompanying prospectus.

Shares of common stock eligible for future sale may cause the market price for our Series B preferred stock and common stock to drop significantly, even if our business is doing well

      We cannot predict the effect, if any, that future sales of our Class A common stock or the availability of shares for future sale will have on the market price of our Class A common stock from time to time. After this offering based on information which is current to March 14, 2000, we will have outstanding or issuable upon the conversion of our Series A preferred stock 63,900,638 shares of Class A and Class B common stock. This includes the 8,858,609 shares of Class A common stock issuable upon conversion of our outstanding Series A preferred stock and the 11,036,289 shares held by the public but excludes the shares issuable upon conversion of the Series B preferred stock offered in this offering, and the 4,000,000 shares of Class A common stock that we expect to offer concurrently with this offering. These shares may be resold in the public market immediately. The remaining 44,005,740 of our shares of common stock and other shares of common stock issued in the future may become available for resale in the public market from time to time, and the market price of our Class A common stock could drop significantly if the holders of these remaining shares sell them or are perceived by the market as intending to sell them. Since the value of our Series B preferred stock will be partly based on the value of our common stock, the value of the Series B preferred stock could be impacted as well.

The market price of our Class A common stock has and may continue to fluctuate significantly and the market price of our Series B preferred stock may also fluctuate significantly, sometimes in a manner unrelated to our performance

      The market price of our Class A common stock and our Series B preferred stock could vary widely in response to various factors and events, including:

    .  press and analyst reports;

    .  rumors in the marketplace regarding our activities;

    .  regulatory and industry trends; and

    . variations in our operating results and the difference between our actual results and the results expected by investors and analysts.

      Since our Class A common stock has been publicly traded, its market price has fluctuated over a wide range and we expect it to continue to do so in the future. In addition, the stock market in recent years has experienced broad price and volume fluctuations that have often been unrelated to the operating performance of companies, particularly telecommunications and technology companies. These broad market fluctuations also may adversely affect the market price of our common stock. Since the value of our Series B preferred stock will be partly based on the value of our common stock, the value of our Series B preferred stock could be impacted as well.

Our failure to hire or retain qualified personnel could harm our business

      There is significant competition for employees with requisite skills. We may not be able to attract sufficient qualified employees in the future to sustain and grow our business, and may not be successful in motivating and retaining the employees we are able to attract. Employees trained by us may leave to work at companies that compete with us.

There is no public market for our Series B preferred stock, and no such market may develop

      There is no public market for our Series B preferred stock, nor do we intend to list it on any exchange. It is possible that an active trading market will not develop or may be discontinued and you may be unable to transfer the shares of Series B preferred stock.

Restrictive covenants in our bank facilities and senior notes indentures may limit our ability to pay dividends.

      Dividends on the Series B preferred stock are payable quarterly beginning on August 31, 2000. This is a long first dividend period. Currently, the restrictions contained in our credit facilities and the senior notes indentures prohibit us from paying dividends on the Series B preferred stock other than dividends payable in shares of our capital stock. We can not assure you that our existing or future financing arrangements will permit us to pay cash dividends on the Series B preferred stock when required.

The Series B preferred stock will rank junior in right of payment to all our existing and future debt obligations.

      Upon our liquidation, dissolution, winding up or change of control, the Series B preferred stock will rank junior in right of payment to all our existing and future debt obligations, including our 11 1/2% senior notes due 2007 and our 11 1/2% senior discount notes due 2008. The Series B preferred stock will rank on parity with our outstanding Series A preferred stock. We cannot assure you that in the event of a liquidation, dissolution, or winding up there will be sufficient assets remaining to pay amounts payable on any or all the Series B preferred stock outstanding, particularly because a majority of our assets are intangible assets. As of December 31, 1999, we had approximately $1,573.8 million of liabilities and indebtedness outstanding.

We may not have the ability to raise the funds necessary to finance the change of control offer required by the certificate of designation governing the Series B preferred stock.

      If we undergo a change of control, we may need to refinance large amounts of our debt, and preferred stock. Under the certificate of designation governing the Series B preferred stock, if a change of control occurs, each holder of the Series B preferred stock has the right, subject to specified contractual or other restrictions, to require us to repurchase all or any part of the holder's Series B preferred stock. The repurchase price of the Series B preferred stock in the event of a change of control will be 100 % of the value of the Series B preferred stock as defined in the certificate of designation, plus any accrued and unpaid interest. In addition, the right of the holders of the Series B preferred to require us to repurchase the convertible preferred stock upon a change of control will be subject to our obligation to offer to purchase and purchase all our Senior Shares that have been tendered for purchase in connection with the change of control. We cannot assure you that there will be sufficient funds available for us to make the required repurchase of the Series B preferred stock upon a change of control. Any future debt which we may incur may also contain restrictions on repayment upon a change of control. These buyback requirements may also delay or make it harder for others to effect a change of control.

                                USE OF PROCEEDS

      Our net proceeds from this offering will be approximately $238.0 million, $273.8 if the underwriters exercise their option to purchase additional shares of Series B preferred stock in full, at an assumed offering price of $50 per share, after deducting the underwriting discount to the initial purchasers and estimated offering expenses that we will have paid. Our net proceeds will be used to fund working capital, capital expenditures, net operating expenses and other general corporate purposes, which may include joint ventures, acquisitions and spectrum auctions. Part of our strategy may be to make acquisitions in the future, some of which may be significant. We currently have no undisclosed definitive agreements with respect to any material acquisition or joint venture, although from time to time we have discussions with other companies and assess opportunities on an ongoing basis.

          RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE DIVIDENDS

      The ratio of earnings to fixed charges is computed by dividing pretax income from operations before fixed charges (other than capitalized interest) by fixed charges. Fixed charges consist of interest charges and amortization of debt expense and discount or premium related to indebtedness, whether expensed or capitalized, and that portion of rental expense we believe to be representative of interest. For the period from March 5, 1996 (inception) to December 31, 1996 and the years ended December 31, 1997, 1998 and 1999, earnings were insufficient to cover fixed charges by $13.6 million, $138.1 million, $281.5 million and $528.9 million, respectively.

      The ratio of combined fixed charges and preference dividends to earnings is computed by adding combined fixed charges to preference dividends and dividing that total by pretax income from operations before fixed charges (other than capitalized interest). Combined fixed charges consist of interest charges and amortization of debt expense and discount or premium related to indebtedness, whether expensed or capitalized, and that portion of rental expense we believe to be representative of interest. For the period from March 5, 1996 (inception) to December 31, 1996 and the years ended December 31, 1997, 1998 and 1999, earnings were insufficient to cover combined fixed charges and preference dividends by $13.6 million, $138.1 million, $281.5 million and $528.9 million, respectively.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

      The Class A common stock is listed and traded on the Nasdaq National Market under the symbol "TGNT." The following table sets forth for the periods indicated the high and low closing prices of the Class A common stock as reported by Nasdaq.

                                                               High       Low
                                                             --------- ---------
1997
  Period from November 21, 1997 to December 31, 1997(1)..... $25 15/16 $23 1/2
1998
  First Quarter............................................. $34 15/16 $24 1/4
  Second Quarter............................................  31 5/8    26 1/4
  Third Quarter.............................................  33 1/4    19 1/2
  Fourth Quarter............................................  33        21 15/16
1999
  First Quarter............................................. $43 1/2   $30
  Second Quarter............................................  62 1/2    39 3/16
  Third Quarter.............................................  75 5/8    46
  Fourth Quarter............................................  65 1/4    42 11/16
2000
  First Quarter (through March 20, 2000)....................  97 1/2    57 7/8

--------
(1) The Class A common stock was not publicly traded prior to November 21, 1997.

      On March 20, 2000, the last reported sale price of the Class A common stock as reported by Nasdaq was $86 7/8. As of March 14, 2000, there were approximately 210 holders of record of the Class A common stock.

      We have not paid any cash dividends on our common stock in the past and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We anticipate that future revenues will be used principally to support operations and finance growth of the business. Moreover, the terms of the indentures relating to our 11 1/2% Senior Notes due 2007, our 11 1/2% Senior Discount Notes due 2008, the certificate of designation regarding our Series A preferred stock and Series B preferred stock offered hereby and our credit agreement restrict our ability to pay cash dividends on our common stock.

                                 CAPITALIZATION

      The following table sets forth as of December 31, 1999, our consolidated capitalization (1) on an historical basis and (2) as adjusted to give effect to
(A) the acquisition of Associated by Liberty Media on January 14, 2000, in which 21,436,689 shares of Class B-Series 1 common stock were exchanged for 21,436,689 shares of Class A common stock, (B) the conversion of 2,000,000 shares of Class B-Series 2 common stock into 2,000,000 shares of Class A common stock as a result of the concurrent Class A common stock offering, (C) the estimated net proceeds of $238.0 million from our sale of 5,000,000 shares of Series B preferred stock offered hereby at an assumed offering price of $50 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and (D) the estimated net proceeds of $329.9 million from our sale of 4,000,000 shares of Class A common stock offered concurrently at an assumed offering price of $86.88 per share, after deducting underwriting discounts and commissions and estimated offering expenses by us. The following table does not reflect the two-for-one split of our common stock which we expect to occur in or after May 2000.

                                                 As of December 31, 1999
                                                 -------------------------
                                                 Historical   As Adjusted
                                                 -----------  ------------
                                                  (dollars in thousands)
Cash and cash equivalents.......................  $  440,293  $  1,008,156
Short-term investments..........................  $  116,610  $    116,610
                                                  ----------  ------------
    Total cash, cash equivalents and short-term
     investments................................     556,903     1,124,766
                                                  ==========  ============
Long-term debt:
  11 1/2% Senior Notes due 2007.................     300,000       300,000
  11 1/2% Senior Discount Notes due 2008........     308,799       308,799
  Borrowings under our credit facility..........     200,000       200,000
                                                  ----------  ------------
    Total long-term debt........................     808,799       808,799
Preferred stock, $.01 par value per share, 10
 million shares authorized:
  Series A; 500,000 shares of cumulative
   convertible redeemable preferred stock issued
   and outstanding as adjusted(1)...............     478,788       478,788
  Series B; 5,000,000 shares of cumulative
   convertible redeemable preferred stock issued
   and outstanding as adjusted(1)...............         --        238,000
Stockholders' (deficit) equity:
  Common stock, $.01 par value per share; Class
   A, 200 million shares authorized, 10,281,667
   shares issued and outstanding on a historical
   basis, 38,447,356 shares issued and
   outstanding as adjusted; Class B, 65 million
   shares authorized, 44,426,299 shares issued
   and outstanding on a historical basis,
   20,260,610 shares issued and outstanding as
   adjusted(1)(2)(3)............................         547           587
  Additional paid-in capital....................     519,607       849,430
  Accumulated deficit...........................    (962,071)     (962,071)
                                                  ----------  ------------
    Total stockholders' deficit.................    (441,917)     (112,054)
                                                  ----------  ------------
      Total capitalization......................  $  845,670  $  1,413,533
                                                  ==========  ============

--------
(1) See "Description of Capital Stock" and "Description of Series B Preferred Stock" for a description of our preferred stock and common stock.

(2) Excludes 14,454,003 shares issuable under our stock option plan as of March 14, 2000, including 5,189,764 shares of Class A common stock currently issuable upon exercise of options with a weighted average exercise price of $7.02 per share, 8,858,609 shares of Class A common stock issuable upon conversion of our Series A preferred stock, 46,499 shares purchased under our employee stock purchase plan on January 4, 2000.

(3) Excludes 1,000,000 shares of our Class A common stock expected to be issued in exchange for approximately 3,000,000 shares of common stock of ICG.

                            SELECTED FINANCIAL DATA

      The selected financial data presented below for the years ended as of December 31, 1999, 1998 and 1997, were derived from our consolidated financial statements. You should read this data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" discussed below and our Consolidated Financial Statements and the Notes to Consolidated Financial Statements included herein. The following table does not reflect the two-for-one split of our common stock which we expect to occur in or after May 2000.

                                             Years Ended December 31,
                                      ----------------------------------------
                                          1999          1998          1997
                                      ------------  ------------  ------------
                                      (in thousands, except per share data)
Statement of Operations Data:(1)
Revenues............................  $     31,304  $        960  $      3,311
Cost and expenses:
 Cost of services...................       207,358        79,920         4,785
 Sales, general and administrative..       205,769       123,380        38,398
 Stock-based and other noncash
  compensation......................        31,451        32,164        89,111
 Depreciation and amortization......        45,742        14,193         6,454
                                      ------------  ------------  ------------
Total costs and expenses............       490,320       249,657       138,748
                                      ------------  ------------  ------------
Loss from operations................      (459,016)     (248,697)     (135,437)
Interest and other income...........        18,450        34,106         3,242
Interest expense....................       (88,347)      (66,880)       (5,859)
                                      ------------  ------------  ------------
Net loss............................  $   (528,913) $   (281,471) $   (138,054)
                                      ------------  ------------  ------------
Accrued preferred stock dividends...        (2,906)          --            --
                                      ------------  ------------  ------------
Net loss applicable to common
 stockholders.......................  $   (531,819) $   (281,471) $   (138,054)
                                      ============  ============  ============
Basic and diluted net loss per
 common share.......................  $      (9.95) $      (5.35) $      (2.94)
Weighted average common shares
 outstanding........................        53,423        52,597        46,951
Other Data:
EBITDA(2)...........................  $   (381,823) $   (202,340) $    (39,872)
Cash used in operating activities...      (393,904)     (162,077)      (33,260)
Cash used in investing activities...      (274,249)      (68,172)     (115,755)
Cash provided by financing
 activities.........................       692,199       221,595       572,613

Balance Sheet Data:
Cash and cash equivalents...........  $    440,293  $    416,247  $    424,901
Working capital (deficit)...........       342,706       302,408       441,316
Property and equipment, net.........       402,989       180,726         8,186
Total assets........................     1,131,843       763,434       607,380
Long-term debt, less current
 portion............................       808,799       576,058       300,000
Convertible Redeemable Preferred
 Stock..............................       478,788           --            --
Stockholders' equity (deficit)......      (441,917)       31,053       285,146

--------
(1) Certain amounts in the prior periods' financial statements have been reclassified to conform to the current period's presentation.

(2) EBITDA consists of earnings before interest, taxes, depreciation, amortization, and charges for stock-based and other non-cash compensation. While not a measure under generally accepted accounting principles ("GAAP"), EBITDA is a measure commonly used in the telecommunications industry, and we include it to help you understand our operating results. Although you should not assume that EBITDA is a substitute for operating income determined in accordance with GAAP, we present it to provide additional information about our ability to meet future debt service, capital expenditures and working capital requirements. See the Consolidated Financial Statements and the Notes to Consolidated Financial Statements included herein. Since all companies and analysts do not calculate these non-GAAP measurements the same way, the amounts reported may not be comparable to calculations prepared by others.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

      The following discussion and analysis is based on our financial statements for the years ended December 31, 1997 through 1999 and should be read together with other documents incorporated herein by reference. See "Note on Forward Looking Statements."

Overview

      From our inception, on March 5, 1996, through the initiation of full-scale commercial service in October 1998, our main activities were the acquisition of licenses and authorizations, the acquisition of building access rights, the hiring of management and other key personnel, the raising of funds, the development of operating systems, the negotiation of interconnection agreements and the purchase and deployment of our equipment and network. Since October 1998, we have initiated commercial service using our SmartWave(TM) local networks in 40 market areas that comprise more than 580 cities and towns with a combined population of more than 100 million people.

      Our losses, as well as our negative operating cash flow, have been significant to date, and we expect both to continue for several years until we develop a customer base that will generate sufficient revenues to fund operating expenses. After we initiate service in most of our market areas, we expect to have positive operating margins over time by increasing the number of customers and selling them additional capacity or services without significantly increasing related capital expenditures, costs of building access rights and other operating costs. Our ability to generate positive cash flow will depend in part on the extent of capital expenditures in current and new market areas, competition in our current market areas and any potential adverse regulatory developments. Various financing sources will be required to fund our growth as well as cover our expected losses from operations. See "Liquidity and Capital Resources."

Factors Affecting Future Operations

      The successful execution of our business plan is expected to result in rapid expansion of our operations. This expansion of our operations, including our international operations, may place a significant strain on our management, financial and other resources. Our ability to manage this expansion effectively will depend upon, among other things, monitoring operations, controlling costs, maintaining regulatory compliance, raising capital to pay expenses, interconnecting successfully with the incumbent carriers, maintaining effective quality controls, securing building access, significantly expanding our internal management, technical, information and accounting systems and attracting, assimilating and retaining qualified management and professional and technical personnel. If we are unable to hire and retain senior management and key staff, expand our facilities, purchase adequate supplies of equipment, secure building access, increase the capacity of our information systems and/or successfully manage and integrate such additional resources, customers could experience delays in connection of service and/or lower levels of customer service. Failure to meet the demands of customers and to manage the expansion of our business and operations could have a material adverse effect on our business, financial condition and results of operations.

      Although fixed wireless technology has been in use for a significant period of time, our point-to-multipoint technology has only been commercially used on a limited basis. We selected point-to-multipoint technology because we believe it complements existing wireless and wireline technologies that we employ in our networks. If our point-to-multipoint technology does not perform as expected or provide the advantages that we expect, our business, financial condition and results of operations may be materially adversely affected.

      Part of our strategy may be to make acquisitions in the future, some of which may be significant. We currently have no undisclosed definitive agreements with respect to any material acquisition or joint venture, although from time to time we have discussions with other companies and assess opportunities on an ongoing basis.

 Revenues

      We offer an integrated package of local and long distance services, value-added services, high-speed data connectivity and Internet access. We market these services primarily to small and medium-sized businesses which have been historically served by ILECs. We seek to attract these customers through a broad product offering, superior customer service and attractive pricing. We anticipate that some ILECs may reduce their prices as increased competition begins to reduce their market share. We expect to remain competitive if market prices decline because of our lower network costs compared to those of the ILECs.

 Cost of Services

      Certain costs are required to operate and maintain our networks, including: real estate leases for switching centers, base station and customer sites; preparation, installation, operation and maintenance of switching centers, base station sites and individual customer radio links, as well as customer premise equipment; leasing of backhaul facilities between base station sites and switching centers; leasing of capacity lines; network operations and data center facility expenses; the cost to interconnect and terminate traffic with other network and internet service providers; software licensing fees; and network design and base station configuration planning.

 Sales, General and Administrative Costs

      We incur costs related to the selling, marketing and promotion of our products and services. These costs primarily include headcount costs for our sales and other personnel, as well as advertising costs to develop brand awareness of the Teligent name.

      We also incur operating costs that are common to all telecommunications providers including customer service and technical support, information systems, billing and collections, general management and overhead expense, office leases, bad debt expense and administrative functions. Those areas that will require more personnel as our customer base grows, such as customer service, will increase gradually as customer demand increases. Other areas, particularly information and billing systems, have required significant up-front capital expenditures and operating costs.

 Capital Expenditures

      Our main capital expenditure requirements currently include the purchase and installation of customer premises equipment, base stations, network switches, switch electronics, network operations center, data centers and information technology systems.

      Customer Premises Equipment. The purchase and installation of customer premise equipment, or CPE, is the largest single capital expense component in our business plan. These equipment costs include an integrated radio/antenna unit, modem(s), power supply, multiplexer and router equipment, line interface cards, and cables and installation materials. Customers in the same building may share portions of these costs, which reduces the capital expenditures required per customer. In the event a customer leaves us, our CPE can be used by other customers within the building or in other buildings, which reduces stranded assets.

      Base Station Site. A base station can serve customers within a 360-degree coverage area, subject to lines of sight. A base station typically comprises four to eight sectors, each of which cover a section of the service area depending on coverage and capacity requirements. Each sector requires one or more radio/antenna units and modems, depending on the system deployed. Construction costs per base station are typically higher than are construction costs per customer site. We expect that our sites will typically be built on top of buildings as opposed to towers. While a certain amount of equipment must initially be installed at each base station, the overall equipment cost will depend on the number of customers acquired. As more customers are loaded onto a given base station area, we will add additional sectors, radio antennas and modems to the initial base station equipment to meet customer demand.

      Base Station to Switch Transport. We transport traffic between our base stations and switching sites. To the extent we use wireless transport rather than leased fiber, we would incur capital expenditures as opposed to operating costs.

      Switching. Switching costs include traditional circuit-based switches, line cards for interfacing with the backhaul networks and with the networks of other carriers, packet-based routers, power systems, and environmental maintenance equipment.

      Network Operations Center. Network operation center costs include investments in developing a command, control and communications center to monitor and manage our entire network infrastructure. Further costs include investments in applications and commercial hardware and software solutions customized for problem identification and network monitoring.

      Data Centers. Data centers are specifically designed for the 24-hour a day routing of Internet traffic and hosting of Web sites and e-mail. Costs to develop data centers include investments in computer hardware and software, multi-redundant mechanics, utilities and environmental controls, security systems, and broadband connectivity.

      Information Technology. Costs to acquire, develop and enhance information technology systems will also require significant capital investment. Systems for billing, customer services, finance and network monitoring have been or are under development or further enhancement.

Costs of Obtaining Additional Spectrum

      Teligent's existing spectrum has been obtained through means other than competitive bidding procedures. In the future, additional spectrum may be obtained in the United States and abroad through acquisitions and auctions. For example, Teligent recently submitted an application to participate in the 39 GHz spectrum auction in the United States, as well as to participate in a spectrum auction in Austria.

Year 2000

      Our mission-critical infrastructure transitioned into 2000 and beyond February 29, 2000, without incident. We have not been advised that any of our significant suppliers or customers experienced any significant disruptions due to the Year 2000 issue, and hence do not believe that any such disruption occurred. In the event that unknown claims are hereafter brought to our attention, we may be required to expend significant management time and resources to investigate and defend against such claims.

Results of Operations

 Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

      We generated revenues of $31.3 million from communication services during 1999, compared to $1.0 million during 1998. The increase in revenues is reflective of, among other things, the growth in our customer base, continued expansion into new market areas during 1999 and revenue attributable to acquisitions.

      Cost of services, consisting primarily of personnel-related costs, telecommunications expenses and site rent and site acquisition expenses related to network operations, totaled $207.4 million for 1999, compared to $80.0 million in 1998. This increase reflects the growth and development of our network operations to serve 40 major market areas and the increased number of employees from 1998 to 1999. We expect that our cost of services will continue to increase in accordance with our growth strategy.

      Sales, general and administrative expenses, consisting primarily of personnel-related costs, were $205.8 million for 1999, compared to $123.4 million in 1998. This increase primarily results from higher compensation and other personnel costs incurred during 1999 due to the increased number of employees required to drive our expected future growth.

      Stock-based and other noncash compensation expense was $31.5 million in 1999, compared to $32.2 million in 1998.

      Depreciation and amortization for 1999 was $45.7 million, compared to $14.2 million in 1998. The increase is due to higher capital expenditures in 1999 and the amortization of goodwill associated with acquisitions. We expect depreciation expense to increase in the coming year as we further implement our growth strategy.

      Interest and other income for 1999 was $18.5 million, compared to $34.1 million in 1998. The decrease is due to lower average cash and cash equivalent balances.

      Interest expense was $88.3 million in 1999, compared to $66.9 million in 1998. The increase is due to higher long-term debt balances resulting from borrowings made against our credit facilities during 1999 and the amortization of credit facility fees and interest incurred on our 11 1/2% senior discount notes.

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

      We generated revenues of $1.0 million from communication services during 1998, compared to $33,000 during 1997. In 1997, we generated $3.3 million of revenues related to management services and equipment leases primarily provided to two of our original stockholders.

      Cost of services, consisting primarily of personnel-related costs and site rent and acquisition expenses related to network operations, was $79.9 million for 1998, compared with $4.8 million in 1997. This increase reflects the establishment of our initial fifteen market areas and development of network operations.

      Sales, general and administrative expenses, consisting primarily of headcount-related costs, were $123.4 million for 1998, compared with $38.4 million in 1997. This increase relates primarily to costs incurred to develop our infrastructure and sales force as we prepared for commencement of operations in 1998.

      Stock-based and other noncash compensation expense was $32.2 million in 1998, compared to $89.1 million in 1997. The decrease is due to the charge related to company appreciation rights granted prior to our initial public offering in 1997.

      Depreciation and amortization for 1998 was $14.2 million, compared with $6.5 million in 1997, due primarily to higher capital expenditures in 1998, and amortization expense of intangibles which were principally acquired in the fourth quarter of 1997.

      Interest and other income for 1998 was $34.1 million, compared to $3.2 million in 1997. This increase was primarily the result of interest earned on increased levels of cash and investments resulting from our initial public equity offering and our two debt offerings in 1997 and 1998.

      Interest expense was $66.9 million for 1998, compared to $5.9 million in 1997. This increase was due to the 11 1/2% senior notes issued in November 1997 and the 11 1/2% senior discount notes issued in February 1998.

Liquidity and Capital Resources

      We have approximately $401.9 million of cash, cash equivalents and short-term investments as of March 14, 2000 and approximately $600 million available under our credit facilities ($250 million of which we do not expect to be available until the second half of 2000). In order to develop our business, we will need a significant amount of money to pay for equipment, meet our debt obligations, bid on spectrum auctions, operate our business on a day-to-day basis, acquire complementary assets or businesses and contribute additional capital to our international ventures. Our principal equipment-related needs include the purchase and installation of CPE, base stations, network switches and switch electronics, network operations and data center expenditures and information systems, platforms and interfaces. Based on our current business plan, we anticipate that our existing cash and cash equivalents and short-term investments on hand and our credit facilities will provide enough money to carry out our current business plan into 2001. Actual requirements may vary based upon the timing and success of our roll-out. If demand for our services is lower than anticipated, we may be able to cut back on purchases of equipment such as CPE and switch electronics, which are not needed until a customer signs up with us. If we accelerate implementation of our network roll-out or international activities, we may need to obtain additional financing earlier than anticipated.

      We expect that we will need additional financing to fund our business plan, both domestically and internationally, which may include commercial bank borrowings, additional credit facilities or the sale or issuance of equity or debt securities either through one or more offerings or to one or more strategic investors. Such offerings may be at the parent company level or by one of our subsidiaries. There can be no assurance that we will be able to obtain additional financing at all, or on terms acceptable to us.

      Because the cost of rolling-out our networks and operating our business will depend on a variety of factors (including our ability to meet our roll-out schedules, our ability to negotiate favorable prices for purchases of network equipment, the number of customers and the services for which they subscribe, the nature and success of new services that we may offer, regulatory changes and changes in technology), actual costs and revenues may vary from expected amounts, possibly to a material degree, and such variations are likely to affect how much additional financing we will need. Further, the exact amount of our financial needs will depend upon other factors, including the cost to develop our networks in each of our market areas, the extent of competition and pricing of telecommunications services in our market areas, the acceptance of our services, the cost of acquiring complementary assets or businesses and the development of new products. Accordingly, there can be no assurance that our actual financial needs will not exceed the anticipated amounts described above.

 Credit Facilities

      On July 2, 1998, we entered into a credit agreement with The Chase Manhattan Bank, Goldman Sachs Credit Partners, and Toronto Dominion Bank, and other lenders, providing for credit facilities up to an aggregate of $800 million ($250 million of which we do not expect to be available until the second half of the year 2000 contingent upon the satisfaction of a performance test). The credit facilities will be used primarily for the purchase of telecommunications equipment, software and services and are also available for working capital and general corporate purposes. Availability of funds under the credit facilities is subject to certain conditions and compliance with covenants as described in the credit agreement. Our obligations under the credit agreement are secured by substantially all our assets and certain of our subsidiaries' assets.

      The credit facilities are structured into three separate tranches consisting of a term loan facility, a delayed draw term loan facility and a revolving credit facility. We have the ability to borrow funds over the next four years (other than with respect to the delayed draw facility which converted on July 1, 1999 into a conversion term loan), with a final maturity of eight years. Interest accrues on outstanding borrowings based on a floating rate tied to the prevailing LIBOR rate or an alternate base rate, and adjusts based on our attainment of certain key revenue and leverage benchmarks. We incurred commitment and other fees in connection with obtaining the credit facilities totaling $19.9 million, which is being amortized on a straight line basis over eight years. As of December 31, 1999, we had a $200 million outstanding loan balance under our credit facilities as a conversion term loan, and we may make additional draw-downs this year.

      The credit agreement contains certain financial and other covenants that restrict, among other things, our ability to (a) incur or create additional debt, (b) enter into mergers or consolidations, (c) dispose of a significant amount of assets, (d) pay cash dividends, or (e) change the nature of our business. We will also be subject to certain negative covenants, including covenants regarding the achievement of certain performance targets and the maintenance of certain financial ratios, that became applicable at the beginning of the third quarter of 1999, and continue to be applicable. In addition, the amounts outstanding under the credit facilities are subject to mandatory prepayments in certain circumstances.

 Historical Cash Flows

      From January 1, 1997 through December 31, 1999, we used $589.2 million of cash for operating activities and $458.2 million of cash in our investing activities. At December 31, 1999, we had working capital of $342.7 million including unrestricted cash (including cash equivalents) of $440.3 million, compared to working capital of $302.4 million and cash of $416.2 million at December 31, 1998. The increase in working capital is primarily a result of $475.9 million of net proceeds received from the issuance of preferred stock, partially offset by an increase in accounts payable to vendors as we implement our growth strategy. We will need a significant amount of cash to build our networks, market our services and cover operating expenditures. Although we anticipate our existing cash and cash equivalents on hand, together with the credit facilities, will provide sufficient funds to carry out our current business plan into the year 2001, our management continually evaluates potential financing options. We also expect that current and future expansion and acquisitions will be financed from funds generated from operations, borrowings under the credit facilities, financing under the Registration Statement and potential additional financings. However, there can be no assurance that we will be able to obtain additional financing, or financing on terms acceptable to us.

      Our total assets increased to $1,131.8 million at December 31, 1999, from $763.4 million as of December 31, 1998, due primarily to receiving proceeds from the issuance of preferred stock, borrowings under the credit facility and the acquisition of property and equipment which was accrued and will be paid in 2000.

      For the year ended December 31, 1999 we used cash in operations of $393.9 million, due primarily to the operating loss for the period, partially offset by depreciation and amortization, stock based and other noncash compensation, and other charges. We used cash in operations of $162.1 million for the year ended December 31, 1998, due primarily to the operating loss for the period reduced by non-cash stock-based compensation and an increase in current liabilities during 1998.

      We used $274.2 million of cash in investing activities in 1999 relating to the purchase of property and equipment and the purchase of short-term investments. In 1998, we used cash in investing activities of $68.2 million, consisting primarily of $97.2 million for the purchase of property and equipment, partially offset by $29.0 million of interest received on the U.S. Treasury securities.

      Cash flows provided by financing activities amounted to $692.2 million in 1999, consisting primarily of $475.9 million of net proceeds from the issuance of preferred stock, a $200 million draw-down of our credit facilities and the exercise of Class A common stock options. For 1998, cash flows provided by financing activities amounted to $221.6 million, consisting primarily of net proceeds from our senior discount notes offering, after costs of $29.5 million.

Subsequent Event

      On February 28, 2000, we and two of our stockholders entered into agreements to make major investments in ICG, a fiber-based communications company. We expect to acquire approximately three million shares of ICG stock in an all-stock transaction in exchange for one million shares of Teligent Class A common stock. Teligent signed a memorandum with ICG to negotiate an agreement that will enable us to explore opportunities to leverage many of ICG's backbone facilities and other assets to extend the reach of our network, improve our network efficiency and reduce our network costs.

      The closing of the ICG transaction is subject to regulatory and stockholder approval and satisfaction of other customary closing conditions. The ICG transaction is expected to close during the second quarter of 2000.

Concurrent Offering

      The Class A common stock to be offered in the concurrent offering by means of a separate prospectus will be for 6,000,000 shares, excluding 900,000 shares subject to an over-allotment option. The completion of the Class A common stock offering is not a condition to the completion of this offering. In such offering, we will offer 4,000,000 shares of Class A common stock and one of our stockholders will offer 2,000,000 shares of Series B-2 common stock, which Series B-2 common stock will, as a result of such offering, convert into 2,000,000 shares of Class A common stock.

                                    BUSINESS

Teligent

      We are a full-service, facilities-based communications company. We offer small and medium-sized business customers local and long distance telephony, high-speed data and Internet access services over our digital SmartWave(TM) local networks. Our SmartWave(TM) local networks integrate advanced fixed wireless technologies with traditional broadband wireline technology. Our digital wireless technology provides many of the advantages of fiber and can transport information within the network at up to 155 Megabits per second, or Mbps, also known as OC-3 speed, via a point-to-point radio. We believe this technology addresses the growing marketplace demand for the delivery of broadband applications and services. This demand results in part from the increased acceptance and reliance on the Internet by business users as well as the emergence of bandwidth intensive applications such as electronic commerce, streaming audio and video and large data file transfers.

      We believe we are well positioned to capture revenues in the rapidly growing, approximately $150 billion domestic business local exchange, long distance, Internet, and data communications markets. Incumbent local exchange carriers, or ILECs, whose networks are increasingly burdened by capacity constraints, have historically provided local exchange services. These capacity constraints are a result of increased data traffic and the inherent inefficiency of the ILECs' older, copper wire-based networks. The need for companies that can alleviate this local access bottleneck, coupled with changes in the regulatory environment intended to enhance competition, has created opportunities for providers of broadband access such as ourselves.

      We are currently offering commercial service using our SmartWave(TM) local networks in 40 major market areas that comprise more than 580 cities and towns with a combined population of more than 100 million. As of March 17, 2000, we offer our service in the following cities:

New York, NY                  Baltimore, MD                   San Antonio, TX
Los Angeles, CA               Phoenix, AZ                     Indianapolis, IN
Chicago, IL                   Seattle, WA                     Orlando, FL
Philadelphia, PA              Denver, CO                      New Orleans, LA
Detroit, MI                   Miami-Fort Lauderdale, FL       Hartford, CT
Dallas-Fort Worth, TX         Tampa, FL                       Nashville, TN
Houston, TX                   Cleveland, OH                   Jacksonville, FL
Washington, DC                Portland, OR                    West Palm Beach, FL
San Francisco-Oakland, CA     San Jose, CA                    Austin, TX
Boston, MA                    Cincinnati, OH                  Charlotte, NC
Atlanta, GA                   Kansas City, MO                 Richmond, VA
San Diego, CA                 Sacramento, CA                  Raleigh, NC
Minneapolis-St. Paul, MN      Milwaukee, WI                   Wilmington, DE
St. Louis, MO

Our Network

      We deploy our SmartWave(TM) local networks, made up of advanced fixed wireless as well as traditional wireline networks, to provide last mile customer connection in the majority of major market areas in the United States. Our network carries traffic using various transport protocols, including the Asynchronous Transfer Mode, or ATM, protocol, a digital cell-based transport protocol that can carry Internet Protocol, or IP, data traffic and voice traffic. We believe that having these types of digital, integrated networks allow us to offer robust, high-speed data and Internet solutions, in addition to local and long distance voice, across a broad service area, accommodate new customers quickly, and expand our customer base.

      We use a combination of fixed wireless and wireline facilities to connect the voice switching and data routing center to the base stations distributed throughout the market area. Our base stations transmit to, and receive signals from, equipment at customer premises. In the case of our fixed wireless customers, the customer premises equipment includes two components: (i) a small digital microwave antenna installed generally on the roof of the customer's building and (ii) indoor equipment installed within the building which is connected to the internal building wiring. The antenna communicates with a Teligent base station by a microwave signal. Our base stations have coverage areas of up to 30 square miles, depending on a number of factors such as power levels used, customer density, local weather environment and network design. We provide services to our wireline customers by using T-1 or higher capacity lines installed at our customer's premises. We lease these T-1 or higher capacity lines from other carriers.

      Our broadband switching centers house traditional circuit-based systems as well as packet-based routers and data switches. These switching systems are engineered to interconnect customer locations the customer may have within the Teligent network. Our customer premises equipment is shared among all customers in the building. Similarly, equipment at each node site is shared among all customer premises equipment served by that node.

Our Service Offerings

      We offer an integrated package of services, including local and long distance services (domestic and international) as well as Internet services, broadband access, voice mail, conference calling, call forwarding and other advanced communications services.

      Local Phone Services. We provide our customers a wide range of local phone services. These services include basic local services, access to long distance and intra-local access and transport area, or LATA, switched and dedicated lines, direct inward dialing, Digital Private Branch Exchange, Primary Rate Interface, voice mail and custom calling services.

      Long Distance. We offer long distance services, which we seek to sell to customers as part of a product bundle, through agreements with national long distance companies. These long distance services include domestic intrastate, interstate and international calling, toll-free services (800, 888, 877), calling card, and conference calling and other enhanced services. When our coverage area spans multiple LATAs, we use our own facilities to provide inter-LATA long distance service.

      Internet and Data Services. Using the high bandwidth capacity of our SmartWave(TM) local networks, which allows large volumes of information to be transmitted at high speeds, we offer transport for Internet services from our customer's premise to the Internet through Teligent's central office in each city in which we offer services. Current Internet services that we offer on our own facilities include Domain Name Serving, or DNS, e-mail, basic web hosting and transit facilities. We also offer dedicated private line services, providing local dedicated data access circuits as well as the long distance portion of those circuits. These links are used to connect offices for file sharing, e-mail and workgroup applications.

Our Spectrum Licenses

      Through our wholly-owned licensed subsidiaries, we hold 24 GHz fixed wireless digital message service, or DEMS, licenses granted by the Federal Communications Commission, or FCC. Our DEMS licenses cover 74 major market areas, comprising more than 750 municipalities in the United States, including 320-400 MHz of spectrum in 27 of the 35 most populous market areas in the United States, and at least 80 MHz of spectrum in 47 other major market areas. These licenses, which were previously granted for operations only in the 18 GHz band, were not subject to grant by auction. The majority of the 24 GHz licenses were either transferred or assigned to Teligent pursuant to FCC authority. Teligent, through certain of its subsidiaries, also holds common carrier microwave licenses at other frequencies for use in its business.

      Teligent is seeking to become a provider of fixed wireless services internationally and has been granted, or the joint ventures to which we are a party have been granted, spectrum licenses in Germany, Hong Kong, Argentina and Spain. We have also submitted, through a joint venture, an application for spectrum licenses in France and are participating in a spectrum auction in Austria. Additionally, Teligent intends to apply or bid for other international rights. See "Teligent International" below.

Our Business Strategy

      Our goal is to be a full-service, premier facilities-based communications provider to small and medium-sized businesses. Our strategy is as follows:

      Rapid deployment of local broadband networks to alleviate the last mile local bottleneck . We build high-bandwidth local networks that integrate data and voice signals on a single, digital platform. We are able to quickly establish service in our market areas because our wireless equipment can be deployed more rapidly than wireline networks. Additionally, our customer premises equipment may be shared among all customers in a building and equipment at each node site is shared among all customer premises equipment served by that node.

      Target small and medium-sized business. We focus our marketing efforts on small and medium-sized businesses with up to 700 telephone lines. We target these customers through direct sales efforts, partnership marketing, targeted advertising, promotional efforts and other indirect sales channels. We may also, from time to time, selectively pursue sales opportunities with larger businesses.

      Focus on the local, data and Internet markets. We are deploying the most current digital technologies available (such as ATM and IP equipment) to meet the growth opportunities in the local, data and Internet markets. We intend to build on the capabilities of our all-digital networks to create a premier suite of local, data and Internet service offerings for our customers. We currently offer on our own facilities DNS, e-mail, basic web hosting and transit facilities. New service offerings may include advanced Web and application hosting products, virtual private networks and business-to-business e-commerce. See "Internet and Data Initiatives" below.

      Continue to build infrastructure to support growth. We are focused on continuing to build our infrastructure, including people, processes and back office systems, to compete successfully in our market areas. Consequently, we have implemented programs to attract and retain highly qualified personnel and have streamlined processes to ensure an optimal customer experience. We have installed an integrated systems architecture to support rapid growth in the business.

      Develop brand awareness and deliver high quality customer service. We seek to provide high quality and reliable communications services and highly responsive customer support at competitive prices. We continue to market ourselves through a national print, radio and display campaign. We also distinguish ourselves through high quality service that is responsive to our customers' needs.

      Expand internationally. We are actively pursuing opportunities in countries where we and our partners have been awarded fixed wireless licenses. We continue to evaluate additional opportunities or seek licenses in countries where radio spectrum is becoming available for non-government use for the first time and where we believe that our broadband integrated technology would provide a viable economic alternative. We believe that our fixed wireless expertise will give us an advantage when entering international market areas. See "Teligent International" below.

Internet and Data Initiatives

      The market for Internet and data services is growing rapidly. High bandwidth applications such as electronic commerce and streaming audio and video will drive this growth. For example, International Data Corporation predicts that worldwide Internet commerce will grow from approximately $50 billion in 1998 to over $1.3 trillion in 2003. We are positioning ourselves to take full advantage of this opportunity by providing an end-to-end broadband solution for our small and medium-sized business customers. Since we provide the connection to our end user for the last mile, we can configure the network to support broadband technology from the customer premise directly to the Internet. We currently offer a variety of Internet services as a complement to our broadband access. We plan to extend our capabilities to include advanced Web and application hosting products, virtual private networks and business-to-business e-commerce. We believe that developing a broader array of communications service offerings will allow us to more easily attract and retain customers as well as increase our average revenue per customer.

 Internet Infrastructure

      We are establishing the infrastructure required to offer our own Internet service provider, or ISP, service, and migrating existing customers to that service. We have completed a new data center in Washington, DC and nearing completion of construction of a data center in Chicago, are constructing an additional data center in Northern California and are carrying Internet traffic through our ISP facilities in all of our market areas. Our data centers provide our entry points to the Internet and allow us to provide our customers with DNS, e-mail and basic web hosting services directly through our servers. We believe that providing our own ISP service to our customers will elicit the following benefits for us:

      Data and Internet sales. Demand for bandwidth in our target market is higher than we originally anticipated with a significant number of customers purchasing service at T-1 capacity. For our customers that are taking dedicated access at lower speeds, such as 128 or 256 kilobits per second, the flexibility of our network allows us to migrate them to significantly higher speeds as their needs grow.

      Tailored product offering. We believe it will be critical to respond to changing customer needs with customized applications delivered in a timely manner. Through direct control of our own ISP services, we expect we will be well positioned to respond quickly to the changing and disparate requirements of our customer base. In addition, with our own facilities-based ISP, we are free to develop, partner, or acquire state-of-the-art, customized services that might not be available to us on a wholesale basis.

      Better margins and return on capital. We believe we can realize substantially higher gross margins and operating leverage with Internet services provided over our own network. Because we already have the access, switching/routing, and transport infrastructure in place, adding the ISP functionality should improve network utilization which will increase our return on invested capital.

 SmartWave DSL(TM)

      As part of our Internet and data initiatives, we also offer SmartWave DSL(TM), a shared access service offering that is competitively priced for customers who do not need dedicated access. SmartWave DSL(TM) utilizes a Digital Subscriber Access Line Multiplexer, or DSLAM, in the customer building to deliver Internet access to the end user. The DSLAM equipment currently deployed allows us to deliver speeds up to 1.5 megabits per second to these customers. As our SmartWave DSL(TM) customers' needs grow, we can migrate them to dedicated access.

      SmartWave DSL(TM) offers the following advantages over Digital Subscriber Line, or DSL, services offered by ILECs and most other competitive local exchange carriers, or CLECs:

      No distance limitations. The speeds available to a given customer over copper lines depend on the distance from the ILEC's central office to the customer. If the distance from the central office to the customer is too far, DSL service cannot be delivered within commercial standards. Because our SmartWave DSL(TM) uses DSL technology only within the customer's building, typical copper-line distance limitations do not restrict us.

      Greater network control/Ease of upgrade. Some other service providers deploying DSL have no clear migration path for their customers when their needs outgrow a shared service. Our SmartWave(TM) network allows us to upgrade DSL customers to dedicated Internet service.

Sales and Marketing

      Sales and Marketing Overview. Our target market is small and medium-sized businesses. To develop the market potential of our network in the United States, we have organized our operations into three geographic regions. The extent of sales activity in each market area depends upon a number of factors including (1) number of license areas, (2) geographic size of license areas,
(3) customer density within licensed areas and (4) the competitive landscape.

      Sales Force. We seek to recruit salespeople with successful experience in competitive communications businesses, including individuals with backgrounds in competitive local exchange, competitive long distance, telecommunications equipment and data services. Our salespeople have performance incentives that tie a significant portion of their compensation to the actual revenue they produce. Salespeople receive performance incentives that encourage them to maximize penetration in buildings in which we have a lease. Our sales force is trained to sell our full product line of local, long distance, Internet and data services.

      Marketing. We supplement our direct sales force through various marketing plans, including direct mail, partnership marketing (in specific buildings or associated properties), targeted advertising and promotional efforts in our coverage areas. In addition, we use alternate or indirect channels of distribution, including a sales agent program and telemarketing.

Teligent International

      We have established international joint ventures with local partners through which we have acquired fixed wireless spectrum licenses and are in the process of building and operating wireless "last mile" connection facilities. We also continue to evaluate actively opportunities to acquire fixed wireless spectrum in other target countries, either through applications or auctions. The business communications market outside the United States was $312 billion in 1999, almost twice the size of the U.S. market, and we believe that this market is also growing rapidly. We believe that only approximately 1% of commercial buildings in Europe are directly connected to fiber facilities, whereas in the United States approximately 3-4% of commercial buildings are directly connected. In many Asian and South American countries, the existing local telecommunications infrastructure is obsolete and needs to be updated quickly. In these international market areas, the "last mile" connection often constitutes the biggest bandwidth bottleneck and therefore presents the best opportunity for the deployment of fixed wireless infrastructure. The speed of deployment of fixed wireless infrastructure also makes this technology an attractive means to provide Internet access to market areas.

      The following table shows the countries in which we have established partnerships, the approximate population coverage in each country, the spectrum bands licensed to each joint venture and our partners in those countries:

                    Approximate
                     Population
     Country          Coverage            Spectrum Band                Partners
     -------        ------------         ----------------         ------------------
     Germany        23.1 million         26 GHz & 3.5 GHz         Mannesmann Arcor
     Spain          39.1 million         26 GHz                   Jazztel, Abengoa
     Hong Kong       6.5 million         24-25 GHz                HKNet, CCT Telecom
     Argentina      16.4 million         24-25 GHz                Telcom Ventures

      In each of the countries listed above, we and/or our partners were awarded spectrum as a result of regulated application procedures, not auction. Build-out requirements, however, are included in the terms of such licenses.

      In addition, in France, we have formed a joint venture with LD Com and Artemis, and the joint venture submitted an application to the French telecommunications authority for fixed wireless spectrum licenses in the 24.5--26.5 GHz band. We are also participating in a spectrum auction in Austria. We are in the process of negotiating definitive agreements with respect to each of our established joint ventures.

International Strategy

      Target countries with positive economic and regulatory environments. We have identified target countries for potential expansion based on two major factors: economic environment and regulatory environment. We assess a country's economic environment on the basis of key drivers, including gross domestic product, per capita gross domestic product, inflation rate, interest rates, telecommunications spending and the size of the small to medium business market. We assess a country's regulatory environment based on the degree to which the market is open to competition and how strongly the relevant regulatory body supports new entrants.

      Acquire spectrum. Before constructing our networks in an international market area, it is necessary for us to acquire rights to use fixed wireless spectrum in such market area. We and/or our partners have been granted spectrum licenses in Germany, Hong Kong, Spain and Argentina and have submitted, or are preparing, applications to acquire licenses in a number of other countries. We expect that additional countries may either allocate or auction fixed wireless spectrum during 2000. We believe that our position as a leading provider of fixed wireless service in the U.S. will give us an advantage over other applicants that do not have experience in building and operating fixed wireless networks.

      Establish partnering relationships with local providers. We generally enter each target market by forming a joint venture with one or more local partners. We generally hold a minority interest in these joint ventures. We seek local partners because we believe that a local partner will help the joint venture obtain local regulatory approval, provide access to capital, hire experienced local management and acquire building access rights and local network assets, all of which will accelerate the build-out of the network in that country.

      Capitalize on our fixed wireless experience. We intend to enter new international market areas quickly and effectively by capitalizing on our experience in selecting switch and nodal sites, acquiring building access rights, network planning, systems integration, marketing and sales.

      Capitalize on the strengths of our local partners. We will look to capitalize on the local infrastructure, operational marketing, customer base and regulatory expertise of each of our local partners, which include Mannesmann Arcor, Jazztel, HKNet and CCT Telecom.

Key Vendors

      The majority of our network equipment, including switches, base stations and antennas, is currently provided by Nortel Networks, Inc., pursuant to a network products purchase agreement signed in December 1997. Although Nortel is our primary vendor and systems integrator, our strategy is to identify and use additional suppliers to ensure a high level of quality and reduce the cost of our equipment over time. In this regard, we entered into an equipment purchase definitive agreement dated December 18, 1998 with Hughes Network Systems. We expect the delivery of point to multi-point equipment in commercial quantities before the end of 2000 pursuant to the agreement with Hughes Network Systems. We continue to evaluate different suppliers and to test equipment manufactured by other suppliers.

Our Corporate History

      Teligent was formed in September 1997 as a wholly owned subsidiary of Teligent, L.L.C., a limited liability company formed in March 1996. Teligent, L.L.C. was formed by Microwave Services, Inc., or MSI, a subsidiary of Associated, and Digital Services Corporation, or DSC, an affiliate of Telcom Ventures, L.L.C., both of which had extensive experience in pioneering wireless communications businesses. In September 1996, Alex J. Mandl, formerly President and Chief Operating Officer of AT&T Corp., was named our Chairman of the Board and Chief Executive Officer. In October 1997, Teligent, L.L.C. acquired all of the stock of FirstMark Communications, Inc. for cash and a 5% member interest in Teligent, L.L.C. FirstMark held various fixed wireless licenses. On November 21, 1997, in connection with our initial public offering, Teligent, L.L.C. merged into Teligent. Prior to the merger, a wholly owned subsidiary of Nippon Telegraph and Telephone Corporation, or NTT, acquired a 5% interest in Teligent, L.L.C., and immediately after the merger acquired an additional 7.5% equity interest in Teligent. Pursuant to the merger, all of the ownership interests of Teligent, L.L.C. were exchanged for shares of our Class B common stock, except for the ownership interest held by FirstMark which was exchanged for shares of Class A common stock.

      On January 14, 2000, Liberty Media Corporation acquired Associated. As a result, Liberty Media acquired Associated's beneficial ownership interest in Teligent, representing approximately 33.5% of the total issued and outstanding shares of our Class A common stock as of March 14, 2000, after giving effect to conversion of the 7 3/4% Series A convertible preferred stock. Liberty Media, which holds most of the assets included in the Liberty Media Group, is an indirect wholly owned subsidiary of AT&T; however, the management of Liberty Media Group is not controlled by AT&T.

Competition in the Telecommunications Industry

 Local Telecommunications Market

      Competition from ILECs. The local telecommunications market is intensely competitive for newer entrants and currently is dominated by the regional bell operating companies, known as RBOCs, and other ILECs. In each market area in which we are authorized to provide services, we compete or will compete with several other service providers and technologies, including cable. We compete on the basis of local service features, quality, price, reliability, customer service and rapid response to customer needs. The ILECs have long standing relationships with their customers, have significant name recognition and financial resources, have the potential to subsidize competitive services with revenues from a variety of business services, and benefit from outmoded regulations that still favor the ILECs over us in certain respects.

      The Telecommunications Act of 1996 reduced barriers to entry into new segments of the industry. We believe that the requirements of the Telecommunications Act promote greater competition and have helped provide opportunities for broader entrance into the local exchange markets. However, as ILECs face increased competition, regulatory decisions are starting to provide them with increased pricing flexibility, which in turn may result in increased price competition. Increased price competition may negatively impact Teligent.

      A number of companies, including the ILECs themselves, are developing enhancements to increase the performance of the ILECs' copper wire-based legacy networks. These generally consist of digital subscriber line products, such as ADSL and SDSL. We may not be able to compete effectively with these enhancements.

      Competition from Potential New 24 GHz and Other Fixed Wireless
Companies. We face potential competition from other fixed wireless service providers, such as Winstar Communications, Inc. and NextLink Communications, Inc., as well as interexchange carriers, or IXCs, other CLECs and other leading telecommunications companies. Recently, the FCC proposed rules for the issuance of additional 24 GHz licenses for up to five 80 MHz channels in each market area (except for those market areas already licensed to Teligent.) See "Government Regulation." The FCC has proposed to make additional 24 GHz licenses available through an auction. Other entities having greater resources than we do could acquire these authorizations, when made available by the FCC. See "Government Regulation." Teligent is currently the only commercial licensee in the 24 GHz band. In 27 of the top 35 market areas in the United States, Teligent already holds 4 or 5 of the 5 channels that are available in each market within the band.

      We also face competition from entities that offer or are licensed to offer terrestrial fixed wireless services in other frequency bands, including Multichannel Multipoint Distribution Service, or MMDS, 28/31 GHz Local Multipoint Distribution Service, 39 GHz wireless communications systems, 2.8 GHz Wireless

Communications Service, FCC Part 15 unlicensed wireless radio devices, and other services that use existing point-to-point wireless channels on other frequencies. On April 12, 2000, the FCC will commence an auction that will award additional 39 GHz fixed-wireless licenses, the outcome of which will likely increase the number of 39 GHz service providers in the United States. Teligent has submitted an application to participate in this auction. Some companies, such as TeraBeam Corporation, may seek to deploy fiberless optical technologies that rely on light waves such as laser beams to carry signals. Additionally, other companies have filed applications for global broadband satellite systems proposed to be used for broadband voice and data services. If developed, these systems could also present us with significant competition.

      Other Competitors. We also face local and long distance competition from AT&T, MCI WorldCom, Sprint, and other IXCs. We may face competition from electric utilities (several have secured the necessary authorizations to provide local telephone service and are in various stages of implementing their business plans), ILECs operating outside their current local service areas, and other providers. These entities provide transmission services using technologies that may enjoy a greater degree of market acceptance than our wireless broadband technology in the provision of last mile services. Moreover, the consolidation of telecommunications companies and the formation of business alliances within the telecommunications industry, which have accelerated as a result of the passage of the Telecommunications Act, could give rise to significant new or stronger competitors. We may not be able to compete effectively in any of our market areas.

 Long Distance Telecommunications Market

      The long distance market has relatively insignificant barriers to entry, numerous entities competing for the same customers and a high average churn rate as customers frequently change long distance providers in response to the offering of lower rates or promotional incentives by competitors. We compete with major carriers such as AT&T, Sprint and MCI WorldCom, as well as other national and regional long distance carriers and resellers. Bell Atlantic, the first RBOC to receive in-region long distance authority, is now competing in the long distance market in the state of New York and Southwestern Bell Telephone Co. has sought similar FCC approval for the state of Texas. We believe that one or more other RBOCs may compete in the long distance telecommunications industry in certain states by year-end 2000. See "Government Regulation." ISPs also will compete in this market. We believe that the principal competitive factors affecting our market share will be pricing, customer service, accurate billing, clear pricing policies and, to a lesser extent, variety of services. Our ability to compete effectively will depend on maintaining high quality, market-driven services at prices generally perceived to be equal to or below those charged by our competitors. To maintain a competitive posture, we believe that we must be in a position to reduce prices in order to meet reductions in rates, if any, by others. Any such reductions could adversely affect us. In addition, ILECs have been obtaining additional pricing flexibility for certain services. This may enable ILECs to give volume discounts to larger long distance customers, which also would put our long distance business at a disadvantage in competing with these providers.

 Internet Services

      Our Internet services face significant competition from other ISPs, as well as from other ILECs, CLECs and IXCs. There is a great deal of competition in the delivery of Internet service to small and medium-sized businesses, our target market. We believe our local networks provide a low-cost advantage in delivering Internet service. However, there can be no assurance that we can successfully compete with larger and more established companies that already provide Internet service or have resources to enter the market.

Intellectual Property

      We use the name "Teligent" as our primary business name and service mark in the United States. We own U.S. Reg. Nos. 2,290,419, 2,265,163, 2,306,392 and
2,265,162 for the TELIGENT mark in connection with a variety of communications services. Three of the registrations were issued by the U.S. Trademark Office in 1999 and one was issued in January, 2000.

      In addition, we own a U.S. service mark registration for THE SMART WAY TO COMMUNICATE, U.S. Reg. No. 2,220,244, for use with communications services, issued January 26, 1999. We have also filed several applications with the U.S. Trademark Office to register marks that we are using or which we intend to use, including SMARTWAVE, E.MAGINE and other marks. We reasonably believe that the applications will mature to registration, but there is no assurance until the registrations are actually issued. We are also pursuing the registration of service marks and trademarks in various countries outside the United States. We have secured some of those registrations, but we are still in the application prosecution stage for the majority of them. If we decide to conduct business in a country in which we are unable to obtain rights to some of the marks we use in the U.S., including "TELIGENT," we may determine to license rights to use those marks or conduct business under a different name or mark.

      We rely upon a combination of licenses, confidentiality agreements and other contractual covenants, to establish and protect our technology and other intellectual property rights. We currently have no patents; however, we have a U.S. patent application pending for our online customer billing and usage system known as e.magine SM and another U.S. application pending for our proprietary active repeater antenna technology. In addition, we have filed a patent application for the e.magine SM system under the WIPO patent application procedures, preserving our right to file patent applications in most countries outside of the United States.

      We cannot be sure the steps we take will be adequate to prevent misappropriation of our technology or other intellectual property or that our competitors will not independently develop technologies that are substantially equivalent or superior to Teligent's technology. Moreover, although we believe that our business as currently conducted does not infringe upon the valid proprietary rights of others, we cannot be sure that third parties will not assert infringement claims against Teligent or that, in the event of an unfavorable ruling on any such claim, a license or similar agreement to utilize technology that we rely upon in the conduct of our business will be available on reasonable terms.

Government Regulation

 Overview

      Our fixed wireless broadband services are subject to regulation by federal, state and local governmental agencies. We have authority to offer competitive local telephone services in 39 states and the District of Columbia, covering all of our 74 licensed major market areas. We have also successfully negotiated interconnection agreements with all of the major local exchange carriers, including Ameritech, Bell Atlantic, GTE, Pacific Bell, Southwestern Bell, Sprint, Bell South and US WEST.

      At the federal level, the FCC has jurisdiction over the use of the electromagnetic spectrum (i.e., the frequency bands used to provide our wireless services) and has exclusive jurisdiction over all interstate telecommunications services, that is, those that originate in one state and terminate in another state or country. State regulatory commissions generally have jurisdiction over intrastate communications, that is, those that originate and terminate in the same state. Municipalities and other local jurisdictions may regulate limited aspects of our business by, for example, imposing zoning and franchise requirements and requiring installation permits. We are also subject to taxation at the federal and state levels and may be subject to varying taxes and fees from local jurisdictions.

 Federal Legislation

      The Telecommunications Act. The Telecommunications Act, enacted on February 8, 1996, established local exchange competition as a national policy by removing state regulatory barriers to competition and preempting laws restricting competition in the local exchange market. The Telecommunications Act mandated that ILECs comply with various requirements designed to foster competition. In addition, the Telecommunications Act allows RBOCs to provide in-region inter-LATA or long distance services on a state-by-state basis once certain market-opening requirements are implemented and entry is determined to be in the public interest. The provisions of the Telecommunications Act are designed to ensure that RBOCs take affirmative steps to level the playing field for their competitors so that others can compete effectively before the RBOC secures in-region long-distance entry. To date, only Bell Atlantic has gained authority to provide in-region inter-LATA service for the state of New York, although Southwestern Bell has an application pending at the FCC for such authority for the state of Texas.

 Federal Regulation

      The Telecommunications Act Regulations. The Telecommunications Act in some sections is self-executing, but in most cases the FCC must issue regulations that identify specific requirements before we and our competitors can proceed to implement the changes prescribed by the Telecommunications Act. The outcome of these various ongoing FCC rulemaking proceedings or judicial appeals of such proceedings could materially affect our business, financial condition and results of operations.

      Certain of our interconnection agreements are currently being renegotiated because they have reached their expiration dates and others will reach their expiration dates and will become subject to renegotiation this year. While these agreements contain provisions for uninterrupted interconnection during the renegotiation period, we may not be able to obtain comparable provisions in the subsequent agreements or we may have to resort to the states for resolution pursuant to arbitration under the Telecommunications Act. In November 1999, the FCC adopted new rules for unbundled network elements, or UNEs. While we rely less on UNEs than many of our competitors, we may not be able to obtain provisions in interconnection agreements that incorporate these UNE modifications to benefit us.

      FCC Licensing. The Communications Act of 1934 imposes certain requirements relating to licensing, common carrier obligations, and reporting. We believe that we are in compliance with all FCC requirements relating to our licenses and common carrier obligations, including our "Section 214" authorization which authorizes us to provide international facilities-based and resold telecommunications services between the U.S. and virtually any other country. We must maintain--and currently do have--tariffs on file with the FCC governing our provision of domestic interstate and international common carrier telecommunications services. On October 30, 1998, the FCC granted Teligent's petition for a public interest determination that its license-holding subsidiaries could increase their indirect foreign ownership from WTO countries up to a 49.9% non-controlling level through fluctuations in publicly traded shares without obtaining prior FCC approval. Our foreign ownership is currently below 49.9%.

      Numerous federal regulatory proceedings are pending regarding issues that may materially affect us, including but not limited to the rules governing use of the spectrum licensed to us in any band and the radio equipment we use, universal service, preemption of barriers to competition and access to rights-of-way and buildings. For example, the FCC has proposed to adopt new rules for future fixed wireless licensing in the 24 GHz band which include proposals to auction available spectrum and to adopt modified service rules for 24 GHz operations. The licensing rules that the FCC has proposed may never be adopted. Moreover, the point-to-multipoint equipment we currently use may not comply with the service rules ultimately adopted by the FCC. The FCC is also considering whether to adopt new rules to address non-discriminatory building access for all service providers. These rules may never be adopted, and if they are, they may not enhance our ability to gain access.

 State Regulation

      Many of our services are classified as intrastate services subject to state regulation. All of the states where we operate require some degree of state regulatory commission approval to provide certain intrastate services. In most states, intrastate tariffs are also required for various intrastate services, although we are not typically subject to price or rate of return regulation for tariffed intrastate services. We have received state authorizations to provide facilities-based local and long distance services in 39 states and the District of

Columbia, covering all 74 of our licensed market areas. Of the remaining eleven states, we have obtained resold long distance-only authority in ten states and still have an application pending for such authority in Alaska.

 Local Regulation

      We need to interact with local governments in a variety of ways. How diverse local governments will exercise traditional functions, including zoning, permitting and management of rights of ways, and address the expansion of telecommunications competition and varying means of entry in particular, is uncertain. The kinds and timing of approvals required to install antennas and conduct other aspects of our business varies among local governments and may also vary with the specific technology or equipment configuration.

      While the Telecommunications Act permits local governments to manage rights of way, the scope of that authority, including the circumstances when fees can be charged and the amount of such charges, has already been the subject of numerous disputes between telecommunications carriers and local governments. In addition, some local governments have been requiring substantial filings and review before telecommunications carriers can operate in their licensed areas and have also required the payment of significant franchise fees or taxes. Some of these disputes involving franchising requirements, antenna siting, and rights-of-way are in litigation and more litigation is likely. The FCC has recently prevented enforcement of certain state and local regulations that had the effect of inhibiting local competition. Any inability or unwillingness by the FCC or the courts to preempt additional state and local regulations in a timely fashion could adversely impact us.

Employees

      As of March 14, 2000, we had a total of 2,882 employees. We are not a party to any collective bargaining agreements and believe that our relations with our employees are good.

                  SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND
                                   MANAGEMENT

      The following table sets forth certain information with respect to the beneficial ownership of our common stock (1) as of March 14, 2000, giving effect to the conversion of the Series B-1 common stock as a result of the Liberty Media acquisition of Associated and (2) as adjusted to reflect the sale of shares of Class A common stock in the concurrent Class A common stock offering by us and by one of our stockholders (without giving effect to the underwriters' overallotment option) by our directors, executive officers, and directors and officers as a group and each person known by us to beneficially own more than 5% of our outstanding voting securities. Percentages are based on total amounts of common stock outstanding on March 14, 2000 and assume conversion of all Series A and Series B preferred stock into Class A common stock since the Series A preferred stock votes on an as-converted basis common. The following table does not reflect the two-for-one split of our common stock that we expect to occur in or after May 2000.

                                                                                             Percentage
                                  Class A Common                  Class B Common           of Voting Power
                                     Stock(1)                       Stock(1)(2)              Outstanding
                          ------------------------------- ------------------------------- -----------------
                                       Percent of Class                Percent of Class
                                     --------------------            --------------------
                          Number of  Before the After the Number of  Before the After the  Before   After
Name                        Shares    Offering  Offering    Shares    Offering  Offering  Offering Offering
----                      ---------- ---------- --------- ---------- ---------- --------- -------- --------
Liberty Media
 Corporation............  21,436,689    51.5%     45.0%          --      --        --       33.5%    31.6%
 9197 South Peoria
  Street
 Englewood, CO 80112
Telcom Ventures,
 L.L.C.(3)..............         --      --        --     16,477,210    74.0%     71.5%     25.8%    21.3%
 200 N. Union Street,
  Suite 300
 Alexandria, VA 22201
Nippon Telegraph and
 Telephone
 Corporation(4).........         --      --        --      5,783,400    26.0%     28.5%      9.1%     8.5%
 Kowa Nishi-Shimbashi
  Bldg.-B
 14-1 Nishi-Shimbashi 2-
  chome,
 Minato-ku, Tokyo 105-
  0003
 Japan
Microsoft
 Corporation(5).........   3,543,409     8.5%      7.4%          --      --        --        5.5%     5.2%
 One Microsoft Way
 Building 8/2126
 Redmond, WA 98052
Hicks, Muse, Tate &
 Furst Incorporated(6)..   3,543,461     8.5%      7.4%          --      --        --        5.5%     5.2%
 200 Crescent Court
 Suite 1600
 Dallas, TX 75201
CURRENT DIRECTORS
Robert R. Bennett(7)....         --      --        --            --      --        --        --       --
David J. Berkman(8).....     200,000       *         *           --      --        --          *        *
Thomas O. Hicks(9)......   3,543,461     8.5%      7.4%          --      --        --        5.5%     5.2%
Gary S. Howard(10)......         --      --        --            --      --        --        --       --
Alex J. Mandl(11).......   3,232,866     7.8%      6.8%          --      --        --        5.1%     4.8%
Tetsuro Mikami(12)......         --      --        --            --      --        --        --       --
Dr. Rajendra Singh(13)..      80,888       *         *    16,477,210    74.0%     71.5%     25.9%    21.4%
Neera Singh(14).........      80,888       *         *    16,477,210    74.0%     71.5%     25.9%    21.4%
NAMED OFFICERS WHO ARE
NOT DIRECTORS
Kirby G. Pickle,
 Jr.(15)................     521,660     1.2%      1.1%          --      --        --          *        *
Laurence E. Harris(16)..     183,996       *         *           --      --        --          *        *
Steven F. Bell(17)......     121,776       *         *           --      --        --          *        *
Cindy L. Tallent(18)....      22,051       *         *           --      --        --          *        *
Directors and executive
 officers of Teligent as
 a
 group (12 persons)(19)..  7,906,698    19.0%     16.6%   16,477,210    74.0%     71.5%     38.2%    33.0%

--------
*  Less than 1%

(1) Unless otherwise indicated, each beneficial owner listed above has represented that he, she or it possesses sole voting and sole investment power with respect to the shares beneficially owned by such person, entity or group and includes all options, warrants and convertible securities currently exercisable or exercisable within 60 days of March 14, 2000. The percentages of beneficial ownership as to each person, entity or group assume the exercise or conversion of all options, warrants and convertible securities held by such person, entity or group.
(2) Each share of Class B common stock is convertible at any time, at the option of the registered holder thereof, into one fully paid and nontransferable share of Class A common stock, subject to adjustment for any stock splits. Of the outstanding shares of our Class B common stock, Telcom Ventures beneficially owns Series B-2 shares and NTT beneficially owns Series B-3 shares.
(3) We have granted the registered holder of the shares of Class B common stock beneficially owned by Telcom Ventures, L.L.C., through its affiliate Telcom-DTS Investors, L.L.C., rights to have its shares of Class B common stock, which have been or are convertible into shares of Class A common stock, registered under the Securities Act. Upon completion of the offering, Telcom Ventures will beneficially own 14,477,210 shares of Class B common stock.
(4) We have granted the registered holder of the shares of Class B common stock beneficially owned by NTT, through its affiliate NTTA&T Investment, Inc., rights to have its shares of Class B common stock, which have been or are convertible into shares of Class A common stock, registered under the Securities Act.
(5) Includes 3,543,409 shares of Class A common stock issuable upon conversion of 200,000 shares of Series A preferred stock acquired in a private offering completed December 3, 1999 and 3,746 shares of Series A preferred stock paid as a dividend on February 28, 2000.
(6) Includes 3,543,461 shares of Class A common stock issuable upon conversion of 200,000 shares of Series A preferred stock acquired by various funds controlled by Hicks, Muse, in a private offering completed December 3, 1999 and 3,749 shares of Series A preferred stock paid as a dividend on February 28, 2000.
(7) Does not include 21,436,689 shares of Class A common stock held of record by Microwave Services, Inc., an entity controlled by Liberty AGI, Inc.
     Mr. Bennett is a director and an executive officer of both Microwave Services, Inc. and Liberty AGI, Inc. Mr. Bennett expressly disclaims beneficial ownership of any shares held by Microwave Services, Inc.
(8) All 200,000 shares of Class A common stock reported are issuable upon exercise of Mr. Berkman's stock options.
(9) Includes 3,543,461 shares of Class A common stock issuable upon conversion of 203,749 shares of Series A preferred stock acquired by various funds controlled by Hicks, Muse, referred to in Note 7 above. Mr. Hicks is the chief executive officer of Hicks, Muse and sole member and manager of Fund IV LLC, which is the sole general partner of Hicks GP Partners, which is the sole general partner of HM4/GP Partners, which is the sole general partner of each of Equity L.P. and Private L.P. Equity L.P. is the sole member of Qualified LLC, and Private L.P. is the sole member of Private LLC. Hicks GP Partners is also the sole general partner of each of 4-SBS L.P. and 4-EQ L.P. 4-SBS L.P. is the sole member of 4-SBS LLC, and 4-EQ L.P. is the sole member of 4-EQ LLC. Mr. Hicks is also the sole member of Fund IV Cayman LLC, which is the sole general partner of GP Cayman L.P., which is the sole general partner of HM Equity C.V., which is the sole general partner of PG-IV C.V. PG-IV C.V. is the sole member of PG-IV LLC. Mr. Hicks is also the sole member of Bridge Partners LLC, which is the sole general partner of Bridge Partners L.P., which is the sole member of Bridge LLC. Mr. Hicks expressly disclaims beneficial ownership of these shares except to the extent of his pecuniary interests in such shares.
(10) Does not include 21,436,689 shares of Class A common stock held of record by Microwave Services, Inc., an entity controlled by Liberty AGI, Inc. Mr. Howard is a director and an executive officer of both Microwave Services
  Inc. and Liberty AGI, Inc. Mr. Howard expressly disclaims beneficial ownership of any shares held by Microwave Services, Inc.
(11) Includes 3,004,866 shares of Class A common stock issuable upon exercise of Mr. Mandl's stock options. Also includes 3,000 shares of Class A common stock held by Mr. Mandl's wife.
(12) Does not include 5,783,400 shares of Class B common stock reported as beneficially owned by NTT. As a Director, Overseas Carrier Business Group, Global Business Division of NTT, Tetsuro Mikami may be deemed to be the beneficial owner of the shares of Class B common stock beneficially owned by NTT.
(13) All 80,888 shares of Class A common stock reported are issuable upon exercise of Dr. Singh's stock options. Also includes 16,477,210 (14,477,210 upon completion of this offering) shares of Class B common stock reported as beneficially owned by Telcom Ventures, L.L.C. All such Class B shares are held by Telcom-DTS Investors, L.L.C. Dr. Singh (a) owns approximately 39.5% of the voting shares of Cherrywood Holdings, Inc., and (b) is the spouse of Ms. Singh, a director of Teligent, who owns or has the power to vote the remaining voting shares of Cherrywood Holdings, Inc. Cherrywood Holdings, Inc. owns 75% of the voting securities of Telcom Ventures, L.L.C., which in turn owns approximately 98% of the voting securities of Telcom-DTS Investors, L.L.C. As the Chief Executive Officer, a Director and, together with members of his family, the principal owners of Telcom Ventures, L.L.C. Dr. Singh may be deemed to be the beneficial owner of the shares of Class B common stock beneficially owned by Telcom Ventures, L.L.C. Dr. Singh disclaims beneficial ownership in any shares not owned by him.
(14) Includes all 80,888 shares of Class A common stock issuable upon exercise of Dr. Singh's stock options referred to in Note 13 above. Does not include 16,477,210 (14,477,210 upon completion of this offering) shares of Class B common stock reported as beneficially owned by Telcom Ventures, L.L.C. All such Class B shares are held by Telcom-DTS Investors, L.L.C. Ms. Singh (a) owns approximately 39.5% of the voting shares of Cherrywood Holdings, Inc., (b) is a co-trustee of two trusts owning an aggregate of approximately 21% of the voting shares of Cherrywood Holdings, Inc. and (c) is the spouse of Dr. Singh, a director of Teligent, who owns approximately 39.5% of the voting shares of Cherrywood Holdings, Inc. Cherrywood Holdings, Inc. owns 75% of the voting securities of Telcom Ventures, L.L.C., which in turn owns approximately 98% of the voting securities of Telcom-DTS Investors, L.L.C. As, together with members of her family, the principal owners of Telcom Ventures, L.L.C., Ms. Singh may be deemed to be the beneficial owner of the shares of Class B common stock beneficially owned by Telcom Ventures, L.L.C. Ms. Singh disclaims beneficial ownership in any shares not owned by her.

(15) Includes 506,660 shares of Class A common stock issuable upon exercise of Mr. Pickle's stock options.
(16) All 183,996 shares of Class A common stock reported are issuable upon exercise of Mr. Harris' stock options.
(17) All 121,776 shares of Class A common stock reported are issuable upon exercise of Mr. Bell's stock options.
(18) Includes 17,355 shares of Class A common stock issuable upon exercise of Ms. Tallent's stock options. Also includes 1,000 shares of Class A common stock held by Ms. Tallent's husband.
(19) Includes shares held directly, as well as shares held jointly with family members, shares held in retirement accounts, held in a fiduciary capacity, held by certain of the group members' families, or held by trusts of which the group member is a trustee or substantial beneficiary, with respect to which shares the group member may be deemed to have sole or shared voting and/or investment powers. Also includes 4,115,541 shares of Class A common stock issuable upon exercise of stock options held by all directors and executive officers as a group. Does not include the shares of Class B common stock reported as beneficially owned by Telcom Ventures or NTT. See notes 12, 13 and 14 above.

                          DESCRIPTION OF CAPITAL STOCK

      The following description of our capital stock is based upon our certificate of incorporation, the certificate of designation relating to our Series A preferred stock, our by-laws and applicable provisions of law. The following description is qualified in its entirety by reference to such certificate of incorporation, certificate of designation and by-laws, which have been filed by us with the SEC. See "Incorporation of Certain Documents by Reference" for information sources at which you can locate copies of our certificate of incorporation, certificate of designation and by-laws.

      Certain provisions of our certificate of incorporation, certificate of designation and by-laws summarized in the following paragraphs may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interests, including those attempts that might result in a premium over the market price for shares held.

Authorized and Outstanding Capital Stock

      Our authorized capital stock consists of 265,000,000 shares of common stock and 10,000,000 shares of preferred stock. Of the 265,000,000 authorized shares of our common stock, 200,000,000 shares are designated as Class A common stock and 65,000,000 shares are designated as Class B common stock. Of the 65,000,000 authorized shares of Class B common stock, 30,000,000 shares are designated as Class B, Series 1 (the "Series B-1 common stock"), 25,000,000 shares are designated as Class B, Series 2 (the "Series B-2 common stock") and 10,000,000 shares are designated as Class B, Series 3 (the "Series B-3 common stock"). As of March 14, 2000, and after giving effect to the conversion of the Series B-1 common stock pursuant to the Associated acquisition, there were 32,781,419 shares of Class A common stock issued and outstanding; no shares of Series B-1 shares are outstanding; 16,477,210 shares of Series B-2 common stock issued and outstanding; and 5,783,400 shares of Series B-3 common stock issued and outstanding, held by Nippon Telegraph and Telephone Corporation ("NTT"). Of the 10,000,000 shares of preferred stock authorized, 500,000 shares of Series A preferred stock due 2014 were issued on December 3, 1999. An additional 9,370 shares of Series A preferred stock were issued as dividends to the holders thereof on February 28, 2000. We expect to complete concurrently with this offering an offering of 4,000,000 shares (4,900,000 if the overallotment option is exercised in full) of Class A common stock. We also expect one of our stockholders to offer 2,000,000 shares of our Class A common stock in the concurrent offering.

Common Stock

      Voting Rights. In general, the rights of Class A common stock and Class B common stock shareholders are substantially identical, except that until the number of shares held by holders of the respective Series B-2 and Series B-3 common stock fall below certain thresholds, such holders will have the right to elect the director to the Company's board of directors. As described below, the Series A preferred stock votes on an as converted basis with the holders of Class A common stock.

      There are currently eight directors. According to our certificate of incorporation, the holders of Class A common stock, the holders of Class B common stock and the holders of Series A preferred stock, voting together as a single class, are entitled to elect five members of our board of directors (the "Common Directors"). The other three directors are elected by the holders of Series B-2 common stock, holders of Series B-3 common stock and the holders of the shares purchased by Hicks, Muse, respectively. Some of our stockholders have entered into an agreement governing how they vote their shares to elect members of our board. The election of directors is further described below. See "Stockholders Agreement."

      Pursuant to our certificate of incorporation, the holders of Series B-2 common stock, voting as a separate class, are entitled to elect one member of our board of directors. However, if at any time the number of issued and outstanding shares of Series B-2 common stock is less than 10% of the aggregate number of issued and outstanding shares of common stock then, without any further action by us or any other party, all such issued and outstanding shares of Series B-2 common stock will automatically be converted into an equal number of shares of Class A common stock and the holders of the converted Series B-2 common stock will no longer be entitled to elect a director by virtue thereof.

      If at any time (A) the number of issued and outstanding shares of Series B-3 common stock is less than (1) 3% of the aggregate number of issued and outstanding shares of common stock or (2) 1,156,680 shares of Series B-3 common stock or (B) NTT or any person or entity controlled by it chooses at any time to engage in, or make a material investment in any person or entity whose principal business is, the provision in the United States of any terrestrial fixed wireless local telecommunications services we offer in the same market segments (i.e., business or residential), then, without any further action by us or any party, all such issued and outstanding shares of Series B-3 common stock will no longer be entitled to elect a director.

      Except as otherwise required by law or, as described herein, the holders of shares of common stock and the Series A preferred stock vote together as a single class on all matters presented to a vote of stockholders. Each registered holder of common stock is entitled to one vote per share, and each holder of Series A preferred stock is entitled to one vote per share of common stock into which the Series A preferred stock is convertible. There is no cumulative voting.

      Stockholders Agreement. Alex J. Mandl, Liberty Media, Telcom-DTS Investors, L.L.C., and Microwave Services, Inc., entered into a Stockholders Agreement dated as of January 13, 2000. The Stockholders Agreement provides that the parties will vote their shares so that our board shall consist of eight directors, of which three directors will be nominees of Liberty Media and two directors will be nominees of Telcom. The other three directors will be Alex J. Mandl for so long as Alex J. Mandl is our chief executive officer, one director nominated by NTT, the holder of our Series B-3 common stock, for so long as the holders of Series B-3 common stock are entitled to designate a director, and one director nominated by Hicks, Muse, and its affiliates and their officers, directors, partners and employees and their families for so long as such group holds a specified amount of shares of Series A preferred stock or shares of Class A common stock issued upon conversion thereof. In the event that Alex J. Mandl is no longer a director, NTT is no longer entitled to designate a director or Hicks, Muse is no longer entitled to designate a director, the replacement for such director will be an additional designee mutually acceptable to each of the nominees of Liberty Media, Telcom and one other director. The Stockholders Agreement terminates on the earlier of the following: (1) the consummation of a merger transaction in which all of the outstanding shares of Class A common stock of the Registrant are acquired by any party, (2) September 30, 2001 and (3) September 30, 2000 (in the case of a written agreement between MSI and Telcom prior to such date, providing that the Stockholders Agreement shall be terminated as of September 30, 2000).

      The following persons are currently directors of our company: Robert R. Bennett, David J. Berkman, Thomas O. Hicks, Gary S. Howard, Alex J. Mandl, Tetsuro Mikami, Neera Singh and Dr. Rajendra Singh.

      Transfers of Certain Common Stock. Under our certificate of incorporation, no holder of shares of Class B common stock may transfer, and we may not register, or permit the transfer agent for such common stock to register, the transfer of any shares of Class B common stock or any interest therein, whether by sale, assignment, gift, bequest, pledge, hypothecation, encumbrance, or any other disposition, except to a Permitted Transferee (as defined below) of such holder. If a holder of shares of Class B common stock transfers any such shares to any person or entity other than a Permitted Transferee of such holder, such transfer, without any further action by us or of any party, will automatically convert such shares into an equal number of shares of Class A common stock from the date of such transfer. The certificate of incorporation defines "Permitted Transferee" to mean only: (1) in the case of any holder of shares of Series B-2 common stock, Dr. Rajendra Singh, Neera Singh and any corporation, partnership or other business entity directly or indirectly controlled by Dr. Rajendra Singh, Neera Singh or their respective executors (to the extent acting in such capacity) or direct descendants; provided, however, that if any holder of Series B-2 common stock ceases to be so controlled, then any shares of Series B-2 common stock held by such holder will be deemed to have been transferred to a person or entity other than a Permitted Transferee; and (2) in the case of any holder of shares of Series B-3 common stock, Nippon Telegraph and Telephone Corporation and any corporation, partnership or other business entity directly or indirectly controlled by Nippon Telegraph and Telephone Corporation at the time of transfer.

      Any holder of shares of Class B common stock, or any Permitted Transferee of such holder, may grant a security interest in, or pledge, pursuant to a bona fide financing arrangement involving the holder or Permitted Transferee, all or any portion of the holder's or Permitted Transferee's shares of Class B common stock, if (1) the grant or pledge does not require registration or qualification pursuant to any federal or state securities laws and (2) we receive copies of any instruments evidencing the grant or pledge and the secured party's or pledgee's written acknowledgment that it has reviewed the terms of the certificate of incorporation. No such grant or pledge will by itself cause the conversion of any such shares of Class B common stock into shares of Class A common stock. If any secured party or pledgee (which is not a Permitted Transferee of the holder making such grant or pledge) forecloses upon any such shares of Class B common stock, such foreclosure, without any further action by us or any other party, will automatically and irrevocably convert such shares into an equal number of shares of Class A common stock from the date of such foreclosure.

      Conversion into Class A Common Stock. Under our certificate of incorporation, each share of Class B common stock is convertible at any time, at the option of the registered holder, into one fully paid and nonassessable share of Class A common stock, subject to adjustment for any stock split.

      Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of our company, after distribution in full of any amounts to be distributed to holders of shares of preferred stock, unless otherwise required by law, holders of shares of common stock are entitled to receive all the remaining assets. Distribution of such remaining assets to the holders of common stock will be in proportion to the number of shares of common stock held by them. Under the certificate of incorporation, the holders of common stock will participate in such assets as if all classes and series of common stock constituted a single class of stock.

      Dividends. The holders of our shares of common stock will be entitled to receive, when, as and if declared by the board of directors, out of our assets which are by law available therefor, dividends payable either in cash, in property or in shares of capital stock. The payment of such dividends is subject to the preferential rights of holders of preferred stock. Under the certificate of incorporation, no dividend will be declared or paid in respect to any class of common stock unless the holders of all classes of common stock receive the same per share dividend, payable in the same amount and type of consideration, as if such classes constituted a single class. However, if any dividend is declared that is payable in shares of common stock, or in other rights to acquire shares of common stock, then (1) such dividend will be declared and paid at the same rate per share with respect to each class of common stock, (2) the dividend payable on shares of Class A common stock will be payable only in shares of, or in other rights to acquire shares of, Class A common stock and (3) the dividend payable on shares of each series of Class B common stock will be payable only in shares of, or in other rights to acquire shares of, the same series of Class B common stock.

      Transfer Agent and Registrar. The Transfer Agent and Registrar for our Class A common stock and our Class B-2 common stock is First Union National Bank.

Preferred Stock

      Under our certificate of incorporation, the board of directors has the authority to create one or more series of preferred stock, to issue shares of preferred stock in such series up to the maximum number of shares of preferred stock authorized, and to determine the preferences, rights, privileges and restrictions of any series, including the dividend rights, voting rights, rights and terms of redemption, liquidation preferences, the number of shares constituting any such series and the designation of such series. The authorized shares of preferred stock, as well as authorized but unissued shares of common stock, are available for issuance without further action by our stockholders, except to the extent stockholder action is required by applicable law or by the rules of a stock exchange or quotation system on which any series of our stock may then be listed or quoted, or as required by our certificate of incorporation or by-laws.

      The 7 3/4% Series A Convertible Preferred Stock due 2014 has the following terms:

      Rank. The shares of Series A preferred stock rank, with respect to dividend rights and rights on liquidation, winding-up and dissolution, (1) senior to all shares of common stock and to each other class of our capital stock or preferred stock, the terms of which do not expressly provide that it ranks senior to or on a parity with the shares of the Series A preferred stock as to dividend rights and rights on liquidation, winding-up and dissolution of our company; (2) on a parity with additional shares of Series A preferred stock issued by us and each other class of our capital stock or series of preferred stock the terms of which expressly provide that such class or series will rank on a parity with the shares of the Series A preferred stock as to dividend rights and rights on liquidation, winding-up and dissolution, if we, in issuing the shares, comply with applicable provisions in the certificate of designation; and (3) junior to each class of our capital stock or series of preferred stock, the terms of which expressly provide that such class or series will rank senior to the shares of Series A preferred stock as to dividend rights and rights upon liquidation, winding-up and dissolution, if we, in issuing the shares, comply with applicable provisions in the certificate of designation.

      Dividends. The holders of the shares of Series A preferred stock are entitled to receive with respect to each share of Series A preferred stock, out of funds legally available for the payment of dividends, dividends at a rate per annum of 7 3/4% of the then-effective liquidation preference. Such dividends shall be cumulative from the date of issuance of the Series A preferred stock and shall be payable quarterly in arrears. We shall make any dividend payments with respect to any period (1) prior to November 30, 2004, by delivery of shares of Series A preferred stock, and (2) after November 30, 2004, (a) in cash, (b) by delivery of shares of Series A preferred stock or (c) through any combination of the foregoing.

      Conversion. The holders of shares of Series A preferred stock have the right, generally, at any time, to convert any of or all their shares of Series A preferred stock into a number of fully paid and nonassessable shares of Class A common stock equal to the then effective liquidation preference thereof plus accrued and unpaid dividends to the date of conversion divided by the conversion price in effect at the time of conversion. The initial conversion price is $57.50 per common share.

      Redemption. The shares of Series A preferred stock may be redeemed at any time commencing on or after November 30, 2004 (or earlier, if, under the certificate of designation, certain conditions relating to a change of control (as defined in the certificate of designation) shall have occurred), in whole or from time to time in part, at our election, at a redemption price payable in cash equal to 100% (or, under certain conditions described below relating to a change of control, 101%) of the then effective liquidation preference plus accrued and unpaid dividends from the last dividend payment date to the date fixed for redemption. Shares of Series A preferred stock (if not earlier redeemed or converted) shall be mandatorily redeemed by us on November 30, 2014, at a redemption price per share in cash equal to the then effective liquidation preference, plus accrued and unpaid dividends thereon from the last dividend payment date to the date of mandatory redemption.

      Change of Control. Upon occurrence of a change of control (as defined in the certificate of designation), the holders of Series A preferred stock shall have the right to either (a) continue to hold their shares of Series A preferred stock or securities issued in respect of Series A preferred stock in connection with such change of control and in compliance with the terms of the certificate of designation, (b) convert their shares of Series A preferred stock (including shares received as a special payment (defined below)) and, if the change of control occurs prior to November 30, 2004, receive the special payment on such shares or (c) elect to have their shares of Series A preferred stock remarketed as described below.

      If the conversion option described above is selected with respect to a share of Series A preferred stock, the holder of such share of Series A preferred stock shall be deemed to have elected to convert such share in accordance with provisions of the certificate of designation and, if the change of control occurs prior to November 30, 2004, we shall issue, and the holder shall be entitled to receive, in respect of such share selected for the conversion option, a number of shares of Series A preferred stock determined pursuant to a formula set forth in the certificate of designation (the "special payment"). Any shares of Series A preferred stock received as a special payment may then be converted by the holder thereof as provided in the certificate of designation.

      If the remarketing option described above is selected with respect to a share of Series A preferred stock, such holder shall be deemed to have elected to waive such holder's right to receive the special payment with respect to such change of control and we shall thereafter have the option to either (a) have such share redeemed in accordance with the provisions for optional redemption contained in the certificate of designation, except that the redemption price shall be 101% of the liquidation preference of such share plus accrued and unpaid dividends from the last dividend payment date to the redemption date, or (b) remarket such share for the account of such holder and, if the net proceeds to such holder of such remarketing are less than 101% of the liquidation preference of such share plus accrued and unpaid dividends thereon from the last dividend payment date to the date payment is received by such holder in respect of such share, we shall issue to and sell for the account of such holder a sufficient number of shares of Class A common stock to make up such shortfall. If we do not, within 180 days after the date of the our giving written notice of our election of (a) or (b) above, settle the claim with the holder pursuant to (a) or (b) above, then the holder shall have the option, for a period of 10 business days, of electing the conversion option described above.

      Voting Rights. The holders of the shares of Series A preferred stock are entitled to vote on all matters that the holders of our Class A common stock are entitled to vote upon. In exercising these voting rights, each share of Series A preferred stock shall be entitled to vote on an as-converted basis with the holders of our Class A common stock. The approval of the holders of at least a majority of the then-outstanding shares of Series A preferred stock, voting as one class, will be required for us to take certain actions. In addition, the holders of our Series A preferred stock, voting as a class, have a right to elect a director under certain circumstances. See "Common Stock-- Voting Rights".

                    DESCRIPTION OF SERIES B PREFERRED STOCK

General

      The following is a summary of the terms of our Series B preferred stock. The terms of the Series B preferred stock will be set forth in our certificate of designation. This summary is not intended to be complete and is subject to, and qualified in its entirety by reference to, our certificate of designation, including the definitions therein of some terms used below. A copy of our certificate of designation will be filed with the SEC.

      Under our certificate of designation, 5,750,000 shares of our Series B preferred stock with an initial liquidation preference of $50 per share will be authorized for issuance. The Series B preferred stock will be fully paid and nonassessable, and holders will not be entitled to any preemptive rights.

      We can not assure you that any trading market for the Series B preferred stock will develop. If any market does develop, the liquidation preference of the Series B preferred stock is not necessarily indicative of the price at which Series B preferred stock will actually trade, and the Series B preferred stock may trade at prices below its liquidation preference. The market price of the Series B preferred stock can be expected to fluctuate with changes in the financial markets and economic conditions, the market price of the Class A common stock, our financial condition and prospects and other factors that generally influence the market prices of securities.

      The transfer agent for the Series B preferred stock will be     unless
and until we select a successor. The offices of the transfer agent are located
in       at      .

Ranking
      Our Series B preferred stock will rank as follows:

    . junior in right of payment to all our existing and future debt obligations upon our liquidation, dissolution or winding up, including our 11 1/2% senior notes due 2007 and our 11 1/2% senior discount notes due 2008;

    . junior in right of payment to each class or series of our capital stock, the terms of which expressly provide that such class or series of capital stock will rank senior to our Series B preferred stock, as to dividends and upon our liquidation, dissolution or winding up;

    . on a parity in right of payment with each class of our capital stock or series of our preferred stock, including our Series A preferred stock or any class of our capital stock or series of our preferred stock established after the date of this offering by our board of directors, the terms of which expressly provide that such class or series will rank on a parity with our Series B preferred stock as to dividend rights and upon our liquidation, dissolution or winding up; and

    . senior, with respect to such matters, to our common stock and any capital stock that expressly provides that it will be junior to our Series B preferred stock.

      Our certificate of designation will provide that we may not, without the consent of the holders of at least 66 2/3% of the outstanding shares of our Series B preferred stock, authorize, create by way of reclassification or otherwise, or issue any Senior Capital Stock or any obligation or security convertible or exchangeable into or evidencing a right to purchase, shares of any class or series of our Senior Capital Stock.

Dividends
      The holders of shares of our Series B preferred stock will be entitled to receive, when, as and if dividends are declared by our board of directors, out of legally available funds, cumulative preferential dividends from the issue
date of the Series B preferred stock accruing at the rate of $   per share of
Series B preferred stock per year, or $   per share of Series B preferred stock
per quarter, payable quarterly in arrears on February 28, May 31, August 31, and November 30 of each year or, if any such date is not a business day, on the next succeeding business day, to the holders or record as of the next preceding February 15, May 15, August 15 and November 15. Accrued but unpaid dividends, if any, may be paid on such dates as determined by the board of directors. We may, at our option, make dividend payments in:

    .  cash;

    .  Class A common stock; or

    .  a combination of cash and Class A common stock   .

      We will, however, be obligated to make our dividend payments in cash if our Class A common stock would not, at the time such dividend payment is made, be freely transferable under the Securities Act. If we pay all or any part of a dividend in Class A common stock, we must deliver to the dividend disbursing agent a sufficient number of shares of Class A common stock that, upon resale by the dividend disbursing agent or its nominee, will result in net cash proceeds to allow the dividend disbursing agent to make the quarterly dividend payments in cash to the holders of the shares of Series B preferred stock. All shares of Class A common stock received by the dividend disbursing agent from us as dividends on the Series B preferred stock will be promptly resold by the dividend disbursing agent or its nominee on behalf of the holders of the shares of Series B preferred stock and the holders of the shares of Series B preferred stock will not receive any such shares. If the proceeds from the resale of the Class A common stock does not result in a sufficient amount of cash to pay a dividend, we will promptly provide additional shares of Class A common stock to the dividend disbursing agent in an amount sufficient to, upon the sale thereof, equal the difference between the amount of the dividend and the proceeds received from the first resale. Dividends payable on the Series B preferred stock will be computed on the basis of a 360-day year of twelve 30-day months and will accrue on a daily basis.

      Dividends on the Series B preferred stock will accrue whether or not we have earnings or profits, whether or not there are funds legally available for the payment of such dividends and whether or not dividends are declared. Dividends will cumulate to the extent they are not paid on the relevant date for the quarter to which they relate. Accumulated unpaid dividends will accrue and cumulate dividends at the rate per annum set forth on the cover page of this prospectus supplement. The certificate of designation will provide that we will take all actions required or permitted under Delaware law to permit the payment of dividends on the Series B preferred stock.

      No dividend will be declared, or any sum set apart for the payment of dividends upon our outstanding shares of Series B preferred stock unless all dividends for all preceding dividend periods have been declared or declared and a sufficient sum set apart for payment. Unless full cumulative dividends on all outstanding shares of Series B preferred stock due for all past dividend periods have been declared and paid or declared and a sufficient sum for the payment thereof set apart, then:

    . no dividend other than, in the case of Junior Capital Stock, a dividend payable solely in shares of Junior Capital Stock or options, warrants or rights to purchase Junior Capital Stock will be declared or paid upon, or any sum set apart for the payment of dividends upon, any shares of Parity Capital Stock or Junior Capital Stock;

    . no other distribution will be declared or made upon, or any sum set apart for the payment of any distribution upon, any shares of Junior Capital Stock;

    . no shares of Parity Capital Stock or Junior Capital Stock or any warrants, rights, calls or options exercisable for or convertible into any Parity Capital Stock or Junior Capital Stock shall be purchased, redeemed or otherwise acquired or retired for value, excluding an exchange for shares of other Parity Capital Stock or Junior Capital Stock or a purchase, redemption or other acquisition from the proceeds of a substantially concurrent sale of Parity Capital Stock or Junior Capital Stock by us or any of our subsidiaries; and

    . no monies will be paid into or set apart or made available for a sinking or other like fund for the purchase, redemption or other acquisition or retirement for value of any shares of Parity Capital Stock or Junior Capital Stock or any warrants, rights, calls or options exercisable for or convertible by us or any of our subsidiaries, into any Parity Capital Stock or Junior Capital Stock by us or any of our subsidiaries. Holders of our Series B shares preferred stock will not be entitled to any dividends, whether payable in cash, property or stock, in excess of the full cumulative dividends as described herein.

      No full dividends may be declared or paid or funds set apart for the payment of dividends on any Parity Capital Stock for any period unless full cumulative dividends will have been or contemporaneously are declared and paid or are deemed declared and paid in full or declared and, if payable in cash, a sum in cash sufficient for such payment is set apart for such payment on the Series B preferred stock. If full dividends are not paid, the Series B preferred stock will share dividends pro rata with the Parity Capital Stock. Dividends on account of arrears and dividends in connection with any optional redemption may be declared and paid at any time, without reference to any regular dividend payment date, to holders of record on such date, not more than 45 days prior to the payment thereof, as may be fixed by our board of directors.

      We will file a Current Report on Form 8-K with the SEC to publicly announce the number of shares of Class A common stock delivered in payment of the dividends on the Series B preferred stock.

Liquidation Rights

      Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs after payment in full of our outstanding debt obligations and the liquidation preference and any accrued and unpaid dividends on any Senior Capital Stock, each holder of shares of the Series B preferred stock will be entitled to payment out of our assets available for distribution of an amount equal to the liquidation preference per share of the Series B preferred stock held by such holder, plus accrued and unpaid dividends accrued up to the date fixed for our liquidation, dissolution or winding up.

      Holders of our Series B preferred stock will be entitled to receive dividends, before any distribution is made on any Junior Capital Stock, including, without limitation, our common stock. After payment in full of the liquidation preference and all accrued and unpaid dividends, to which holders of Series B preferred stock are entitled, such holders will not be entitled to any further participation in any distribution of our assets. However, neither the voluntary sale, conveyance, exchange or transfer for cash, shares of stock, securities or other consideration of all or substantially all our property or assets nor our consolidation or merger with or into one or more corporations, will be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of our affairs, unless such sale, conveyance, exchange, transfer, consolidation or merger is in connection with a liquidation, dissolution or winding up of our business.

      Our certificate of designation will not contain any provision requiring funds to be set aside to protect the liquidation preference of our Series B preferred stock, although the liquidation preference will be substantially in excess of the par value of the shares of our Series B preferred stock.

Voting Rights

      Holders of record of shares of our Series B preferred stock will have no voting rights, except as required by law and as provided in the certificate of designation. The certificate of designation will provide that:

    . upon the accumulation of accrued and unpaid dividends on the outstanding Series B preferred stock in an amount equal to six full quarterly dividends, whether or not these dividends are consecutive; and

    . upon any event with a similar effect under the terms of any other series of preferred stock upon which like rights have been conferred, which we refer to as a Voting Rights Triggering Event,

then the number of members of our board of directors will be immediately and automatically increased by two unless the number has been increased under the terms of any other series of preferred stock upon which similar rights to increase the number of directors have been conferred, with the exception of the holders of our Series A preferred stock.

      The certificate of designation also provides that the holders of a majority of the outstanding shares of our Series B preferred stock, voting together as a class, based on liquidation preference with the holders of any other series of preferred stock upon which like rights have been conferred, with the exception of holders of our

Series A preferred stock, will be entitled to elect two members to our board of directors. The voting rights of the holders of our Series B preferred stock also arising as a result of a Voting Rights Triggering Event will continue until all dividends in arrears on our Series B preferred stock are paid in full. Notwithstanding the foregoing, however, this right to elect directors will expire when the number of shares of our Series B preferred stock outstanding is reduced to 10% or less of the number issued in this offering.

      In addition, as provided above under "--Ranking," we may not authorize, create by way of reclassification or otherwise, or issue any Senior Capital Stock, or any obligation or security convertible into or evidencing the right to purchase any Senior Capital Stock, without the affirmative vote or consent of the holders of 66 2/3% of the then outstanding shares of our Series B preferred stock.

Conversion Rights

      The Series B preferred stock will be convertible at the option of its holder, into shares of Class A common stock at any time, unless previously
redeemed or repurchased, at a conversion rate of    shares of Class A common
stock per share of the Series B preferred stock (or equivalent to a conversion
price of $   per share of Class A common stock (subject to the adjustments described below). The right to convert a share of the Series B preferred stock called for redemption or to respect which we have made a nonconversion election or delivered for repurchase will terminate at the close of business on the Redemption Date for such Series B preferred stock or the repurchase date, as the case may be. Series B preferred stock for which a holder has delivered a Change of Control Purchase Notice exercising the option of such holder to require us to purchase such Series B preferred stock may be converted only if such notice is withdrawn by a written notice of withdrawal delivered by the holder to the Paying Agent prior to the close of business on the business day prior to the Change of Control Purchase Date in accordance with the certificate of designation.

      The right of conversion attaching to any share of the Series B preferred stock may be exercised by the holder thereof by delivering the share of Series B preferred stock to be converted to the office of the conversion agent, accompanied by a duly signed and completed notice of conversion in form reasonably satisfactory to the conversion agent. The conversion date will be the date on which the shares of Series B preferred stock and the duly signed and completed notice of conversion are so delivered. As promptly as practicable on or after the conversion date, we will issue and deliver to the conversion agent a certificate or certificates for the number of full shares of Class A common stock issuable upon conversion, with any fractional shares rounded up to full shares or, at our option, payment in cash or scrip in lieu of any fraction of a share, based on the Closing Price of the Class A common stock on the trading day preceding the conversion date. Such certificate or certificates will be delivered by the conversion agent to the appropriate holder on a book-entry basis or by mailing certificates evidencing the additional shares to the holders of the Series B preferred stock at their respective addresses set forth in the register of holders maintained by the transfer agent.

      All shares of Class A common stock issuable upon conversion of the shares of Series B preferred stock will be fully paid and nonassessable and will rank pari passu with the other shares of common stock outstanding from time to time. No payment or adjustment will be made for dividends or distributions with respect to shares of Class A common stock issued upon conversion of shares of Series B preferred stock. Except as otherwise provided in the certificate of designation, dividends accrued shall not be paid on shares of Series B preferred stock converted. If any holder surrenders a share of Series B preferred stock for conversion between a record date and the related dividend payment date, then notwithstanding such conversion, the dividend payable on such dividend payment date will be paid to the holder on such record date. However, in such event, unless such share of Series B preferred stock has been called for redemption, or with respect to which we have made a nonconversion election, such share of Series B preferred stock, when surrendered for conversion, must be accompanied by delivery by such holder of a check or draft payable in an amount equal to the dividend payable on such dividend payment date on the portion so converted. Holders of Class A common stock issued upon conversion will not be entitled to receive any dividends payable to holders of Class A common stock as of any record time before the close of business on the conversion date.

      Under current federal law, a holder delivering shares of Series B preferred stock for conversion will not be required to pay any taxes or duties in respect of the issue or delivery of Class A common stock on conversion but will be required to pay any tax or duty that may be payable in respect of any transfer involved in the issue or delivery of the shares of Class A common stock in a name other than that of the holder of the shares of Series B preferred stock. Certificates representing shares of Class A common stock will not be issued or delivered unless all taxes and duties, if any, payable by the holder thereof have been paid.

      The conversion rate is subject to adjustment in certain events, including, without duplication:

    . the expected two-for-one split in our common stock pursuant to a board resolution adopted subject to stockholder approval expected to be received at our annual meeting of stockholders to be held in late May or shortly thereafter;

    . the issuance of shares of Class A common stock as a dividend or distribution on our Class A common stock;

    . the subdivision or combination of the outstanding Class A common stock;

    . the issuance to all or substantially all holders of Class A common stock of rights or warrants to subscribe for or purchase Class A common stock (or securities convertible into Class A common stock) at a price per share less than the then current market price per share;

    . the distribution to all or substantially all holders of our Class A common stock of shares of our capital stock (other than Class A common stock), evidences of indebtedness or other non-cash assets, including securities of any other company;

    . the distribution to all or substantially all holders of our Class A common stock of rights or warrants to subscribe for our securities,
       other than those referred to in      above;

    . a tender offer made by us or any of our subsidiaries for all or any portion of our Class A common stock expires and such tender offer (as amended upon the expiration thereof) requires a payment to stockholders in excess of 10% of our market capitalization on the date that the tender offer commenced; and

    . the distribution to all or substantially all holders of Class A common stock of cash in an aggregate amount that together with all other cash distributions to all or substantially all holders of our Class A common stock made within the preceding 12 months not triggering a conversion rate adjustment exceeds an amount equal to 10% of our market capitalization on the date of such distribution.

      We may from time to time reduce the conversion price by any amount for any period of time if the period of such reduction is at least 20 days or such longer period as may be required by law and if the reduction is irrevocable during the period; provided, however, that in no event may the conversion price be less than the par value of a share of Class A common stock. No adjustment of the conversion price or the corresponding conversion rate will be required to be made until the cumulative adjustments amount to 1% or more of the conversion price or the corresponding conversion rate.

      We will provide to holders of the shares of Series B preferred stock reasonable notice of any event that would result in an adjustment to the conversion rate pursuant to the foregoing paragraph so as to permit the holders thereof to effect a conversion of shares of Series B preferred stock into shares of our Class A common stock prior to the occurrence of such event.

      If at any time we make a distribution of property to our stockholders that would be taxable to such stockholders as a dividend for United States federal income tax purposes (e.g., distributions of evidences of our indebtedness or assets, but generally not stock dividends on common stock or rights to subscribe for common stock) and, pursuant to the antidilution provisions of the certificate of designation, the number of shares into which the Series B preferred stock is convertible is increased, such increase may be deemed for United States federal income tax purposes to be the payment of a taxable dividend to holders of the Series B preferred stock. See "Federal Income Tax Considerations-- Adjustment of Conversion Price."

      The term "Closing Price" means on any day the reported last sale price on such day or in case no sale takes place on such day, the average of the reported closing bid and ask prices on the principal national securities exchange or alternative trading system (which shall include the Nasdaq National Market) on which such stock is listed or admitted to trading (and if the common stock is listed or admitted to trading on more than one U.S. national or non-U.S. securities exchange or alternative trading system, we shall determine, in our reasonable discretion, the principal securities exchange on which such common stock is listed or admitted to trading) or, if not listed or admitted to trading on any securities exchange, or alternative trading system the average of the closing bid and ask prices as furnished by any independent registered broker-dealer firm selected by us for that purpose, in each case adjusted for any stock split during the relevant period.

      "Conversion market price" as of any date, means the average of the daily Closing Price for the five consecutive trading days ending on such date.

      "Trading day" means, in respect of any securities exchange or securities market, each Monday, Tuesday, Wednesday, Thursday and Friday, other than any day on which securities are not traded on the applicable securities exchange or in the applicable securities market.

Redemption

  Mandatory Redemption

      Our Series B preferred stock will be redeemed on April , 2012 at a redemption price equal to the liquidation preference per share, plus accumulated and unpaid dividends that have accrued up to the date our Series B preferred stock is redeemed by us. We are not required to make any sinking fund payments with respect to the Series B preferred stock.

      Subject to certain restrictions, we may make the mandatory redemption payment due on the Series B preferred stock,

  .  in cash,

  .  by delivery of our Class A common stock, or

  .  through any combination of cash and our Class A common stock.

      If we elect to pay all or part of the mandatory redemption price in Class A common stock, then the number of shares of Class A common stock delivered in respect of the portion of the redemption price paid in Class A common stock, will equal the portion of the redemption price divided by the Redemption Market Price, as defined below, of the Class A common stock. We will not deliver any fractional shares of Class A common stock upon any redemption by us of Series B preferred stock or scrip. Instead, all fractional shares will either round up to full shares or we will pay cash based on the Redemption Market Price for all fractional shares of Class A common stock. We may elect to pay the Redemption Market Price in Class A common stock only if the Class A common stock is listed on a United States national or regional stock exchange or reported by the Nasdaq National Market.

      At least 30 trading days prior to the date the Series B preferred stock is redeemed, we must give notice to holders of our intention to pay the redemption price, or any portion of that price, in Class A common stock, specifying the percentage of the price to be paid with Class A common stock.

      The "Redemption Market Price" means 95% of the average of the closing prices of the Class A common stock for the 20 trading day period ending on the fifth trading day, prior to the date the Series B preferred stock is redeemed. The Market Price will be adjusted to take into account the occurrence during the period commencing on the first of the trading days during the 20 trading day period and ending on the occurrence of specified events that would result in an adjustment of the conversion rate under the certificate of designation with respect to the Class A common stock.


      Our right to pay the redemption price, or a portion of that price, in common stock is subject to the satisfaction of various conditions, including:

    . the registration of resales of the Class A common stock under the Securities Act of 1933, if required, assuming the holder is not one of our affiliates; and

    . compliance with any other applicable federal and state securities laws.

      If these conditions are not satisfied by the date the Series B preferred stock is redeemed, we will pay the redemption price on the redemption date entirely in cash, if permitted to do so.

  Provisional Redemption

      Our Series B preferred stock may not be redeemed at our option prior to April , 2003. The Series B preferred stock may be redeemed, in whole or in part, at our option on or after April , 2003, at the redemption prices specified below, together with unpaid dividends which have accrued up to the date of redemption.

      For each twelve-month period commencing on April   of each year set forth
below, the corresponding redemption price is expressed as a percentage of the liquidation preference of the Series B preferred stock.

                                                                      Redemption
     Year                                                                Rate
     ----                                                             ----------
     2003............................................................       %
     2004............................................................       %
     2005............................................................       %
     2006............................................................       %
     2007............................................................       %
     2008............................................................       %
     2009............................................................       %
     2010 and thereafter.............................................       %

      Redemption under this provision may only occur if the closing price of the Class A common stock has exceeded 130% of the conversion price then in effect for at least 20 trading days in any consecutive 30 day trading period, ending on the trading day prior to the date of mailing of the notice of redemption under this provision. This date will be no more than 60 days nor less than 30 days prior to the date the Series B preferred stock is redeemed under this provision.

      Due to restrictions in the indentures governing the 11 1/2% senior notes due 2007 and the 11 1/2% senior discount notes due 2008, we are not, and we may not in the future be, permitted to make restricted payments, and we may not, therefore, be able to redeem the Series B preferred stock for cash under the redemption provisions described above.

      On and after any redemption date, provided that we have made available at the office of the transfer agent a sufficient amount of cash to effect the redemption, dividends will cease to accrue on the Series B preferred stock called for redemption. In addition such shares shall no longer be deemed to be outstanding and all rights or the holders of such shares as holders of Series B preferred stock shall cease except the right to receive the cash deliverable upon such redemption, without interest from the redemption date. However, in the event the Series B preferred stock is redeemed after a record date and prior to the related dividend payment date, holders of Series B preferred stock on the record date will be entitled on such dividend payment date to receive the dividend payable on such shares, as described above.

  Termination of Conversion Rights

      In addition to our optional redemption right described above, we may, at our option on or after April , 2003, make the Series B preferred stock nonconvertible after 30 days notice to the holders of our Series B preferred stock. We may exercise our option to make the Series B preferred stock nonconvertible only if the closing price of the Class A common stock has exceeded 130% of the conversion price then in effect for at least 20 trading days in any consecutive 30 day trading period ending on the trading day prior to the date of mailing of the notice of election to make nonconvertible under this provision.

      We will file a Current Report on Form 8-K with the SEC to publicly announce the number of shares of Class A common stock delivered in payment of the dividends on the Series B preferred stock.

Transfer Agent, Paying Agent, Conversion Agent and Dividend Disbursement Agent

      We have initially appointed the transfer agent to act as the paying agent and conversion agent. We may at any time terminate the appointment of any paying agent or conversion agent and appoint additional or other paying agents and conversion agents, provided that until the Series B preferred stock has been delivered to us for cancelation, or monies sufficient to pay the liquidation preference and accrued dividends (if any) on the Series B preferred stock have been made available for payment and either paid or returned to us as provided in the certificate of designation, we will maintain an office or
agency in the                 for surrender of Series B preferred stock for
conversion.

      Dividends payable on the Series B preferred stock on any redemption date or repurchase date that is a dividend payment date will be paid to the holders of record as of the immediately preceding record date.

      All monies deposited with any dividend disbursement agent or then held by us in trust for the payment of the liquidation preference and dividends (if any) on any shares of the Series B preferred stock which remain unclaimed at the end of two years after such payment has become due and payable will be repaid to us, and the holder of such shares of the Series B preferred stock will thereafter be entitled to look only to us for payment thereof.

Change of Control

      Upon the occurrence of a change of control of our company, each holder of our Series B preferred stock will have the right to require us to repurchase all or any part of such holder's Series B preferred stock at a purchase price in cash equal to 100% of the liquidation preference thereof on any Change of Control Payment Date (as defined below), plus any accrued and unpaid dividends not otherwise included in the liquidation preference in such Change of Control Payment Date.

      Within 30 days following a change of control of our company, we will mail a notice to each holder of our Series B preferred stock stating, among other things, (i) that a change of control has occurred and a change of control offer is being made as described in this provision; (ii) the circumstances and relevant facts regarding the change of control of our company; (iii) the purchase price and the date of purchase, which will be no earlier than 30 days and no later than 60 days after the date such notice is mailed; (iv) that, unless we default in making such purchases, all Series B preferred stock accepted for payment pursuant to our offer to purchase the Series B preferred stock will cease to accrue interest after the Change of Control Payment Date; and (v) the instructions and any other information necessary for the holder to require the purchase of such holder's Series B preferred stock.

      We will not be required to make an offer to purchase shares of our Series B preferred stock upon a change of control of our company if a third party makes an offer to purchase shares of our Series B preferred stock in the manner, at the times and otherwise in compliance with the requirements set forth above.

      The existence of a holder's right to require, subject to certain conditions, us to repurchase shares of our Series B preferred stock upon a change of control of our company may deter a third party from acquiring us in a transaction that constitutes a change of control. If a Change of Control Offer is made, we cannot assure you that we will have sufficient funds to pay the purchase price for all the Series B Preferred Stock that might be delivered by holders seeking to accept our offer to purchase the Series B preferred stock. In addition, instruments governing our debt may prohibit us from purchasing any Series B preferred stock.

      In addition, one of the events that constitutes a change of control is a sale, conveyance, transfer or lease of all or substantially all our property. Under New York law, there is no established quantitative definition of "substantially all" the assets of a corporation. Accordingly, if we were to engage in a transaction in which we disposed of less than all our assets, a question of interpretation could arise as to whether such disposition was of "substantially all" our assets and whether we were required to make an offer to purchase the Series B preferred stock.

      The right of the holders of the Series B preferred stock described in this section will be subject to the legal availability of funds, any specified contractual or other restrictions, and on our ability to purchase the Series B preferred stock and our obligation to offer to purchase and purchase all our 11 1/2% senior notes due 2007 and our 11 1/2% senior discount notes due 2008 that have been tendered for purchase in connection with a change in control. In addition, the right of the holders of shares of Series B preferred stock described in this section will be subject to the repurchase or repayment of our future indebtedness, which we are required to repurchase or repay in connection with a change in control. When we have satisfied these obligations and, subject to the legal availability of funds for this purpose, we will purchase all shares tendered upon a change in control.

      Notwithstanding the foregoing, a change of control of our company will not be deemed to have occurred (i) if the last sale price of the common stock for any five trading days during the ten trading days immediately preceding the change of control of our company is at least equal to 105% of the conversion price in effect immediately preceding the change of control or (ii) if at least 90% of the consideration (excluding cash payments for fractional shares or cash payments for appraisal rights) in the transaction or transactions constituting the change of control of our company consists of shares of common stock or securities convertible into shares of common stock that are, or upon issuance will be traded on a national securities exchange.

      Notwithstanding anything to the contrary contained in our certificate of designation, no change of control of our company will be deemed to have occurred under our certificate of designation until the earlier of the day after (1) the date the Series B preferred stock is redeemed under "Provisional Redemption" and (2) the date all our 11 1/2% senior notes due 2007 and our 11 1/2% senior discount notes due 2008, are repurchased, redeemed or repaid in full. If any such notes are outstanding at the time of an event which constitutes a change of control under the certificate of designation, such event will not be deemed a change of control under the certificate of designation until all such notes are repurchased, redeemed or repaid in full. In the event such notes are outstanding upon a change of control, then the day after the date on which all our 11 1/2% senior notes due 2007 and our 11 1/2% senior discount notes due 2008, are so repaid, redeemed or repurchased will be deemed to be the date on which such change of control occurred.

Amendment, Supplement and Waiver

      We may amend the certificate of designation with the consent of the dividend disbursing agent, who will consent if so instructed by the holders of a majority, with certain exceptions, of the Series B preferred stock then outstanding, including consents obtained in connection with a tender offer or exchange offer for the Series B preferred stock) and any past default or failure to comply with any provisions of the certificate of designations may also be waived with the consent of such holders. Notwithstanding the foregoing, however, without the consent of each holder affected, an amendment or waiver may not, with respect to any shares of the Series B preferred stock held by a non-consenting holder:

    . alter the voting rights with respect to the Series B preferred stock or reduce the number of shares of the Series B preferred stock whose holders must consent to an amendment, supplement or waiver;

    . reduce the liquidation preference of any share of the Series B preferred stock or adversely alter the provisions with respect to the redemption of the Series B preferred stock;

    . reduce the rate of or change the time for payment of dividends on any share of the Series B preferred stock;

    . waive a default in the payment of dividends on the Series B preferred stock;

    . make any share of the Series B preferred stock payable in money other than United States dollars;

    . make any change in the provisions of the certificate of designation relating to waivers of the rights of holders of the Series B preferred stock to receive the liquidation preference or dividends on the Series B preferred stock; or

    .  make any change in the foregoing amendment and waiver provisions.

      Notwithstanding the foregoing, without the consent of any holder of the Series B preferred stock, we have the right, to the extent permitted by Delaware law to amend or supplement the certificate of designation to cure any ambiguity, defect or inconsistency, to provide for uncertificated shares of the Series B preferred stock in addition to or in place of certificated shares of the Series B preferred stock or to make any change that would provide any additional rights or benefits to the holders of the Series B preferred stock or to make any change that the board of directors determines, in good faith, is not materially adverse to holders of the Series B preferred stock.

Reissuance

      Shares of the Series B preferred stock redeemed for or converted into Class A common stock or otherwise acquired by us will assume the status of authorized but unissued preferred stock and may thereafter be reissued in the same manner as the other authorized but unissued preferred stock, but not as the Series B preferred stock.

                                  UNDERWRITING

      We intend to offer our Series B preferred stock through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., and Salomon Smith Barney Inc., are acting as representatives of the underwriters named below. Subject to the terms and conditions set forth in the underwriting agreement between us and the underwriters, we have agreed to sell to the underwriters, and the underwriters have agreed to purchase pursuant to the underwriting agreement, the number of shares of Series B preferred stock listed opposite their names below.

                                                                        Number
     Underwriter                                                       of Shares
     -----------                                                       ---------
Merrill Lynch, Pierce, Fenner & Smith
      Incorporated....................................................
Goldman, Sachs & Co. .................................................
Salomon Smith Barney Inc. ............................................
                                                                       ---------
     Total............................................................ 5,000,000
                                                                       =========

      We have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect thereof.

Commissions and Discounts

      The underwriters have advised us that they propose initially to offer the shares of our Series B preferred stock to the public at the initial offering price set forth on the cover page of this prospectus supplement and to certain
dealers at such price less a concession not in excess of $   per share. The
underwriters may allow, and such dealers may reallow, a discount not in excess
of $   per share other dealers. After this offering, the public offering price, concession and discount may be changed.

      The following table shows the per share and total public offering price, underwriting discount and the proceeds before expenses to us . This information is presented assuming either no exercise or full exercise by the underwriters of the over-allotment option.

                                      (In thousands, except per share amounts)
                                                        Without          With
                                        Per Share       Option          Option
                                     --------------- -------------   -------------
      Public offering price........           $                    $        $
      Underwriting discount........           $              $              $
      Proceeds, before expenses, to
       Teligent....................           $              $              $

      The expenses of the offering not including the underwriting discount are
estimated at $    and are payable by us.

Over-Allotment Option

      We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus supplement, to purchase up to an aggregate of 750,000 additional shares of our Series B preferred stock at the public offering price set forth on the cover page of this prospectus supplement, less the underwriting discount. The underwriters may exercise this option solely to cover over-allotments, if any, made on the sale of our Series B preferred stock offered by this prospectus supplement. If the underwriters exercise these options, each will be obligated, subject to conditions contained in the purchase agreements, to purchase a number of additional shares of our Series B preferred stock proportionate to that underwriter's initial amount reflected in the above table.

No Sales of Similar Securities

      We, our executive officers, directors and each person known by us to beneficially own 5% or more of our outstanding common stock have agreed, with exceptions, such as the issuances of stock options under our stock option plan, issuances of Class A common stock upon the exercise of stock options, or the issuances of Class A common stock for the payment of dividends on our Series B preferred stock and sales of up to an aggregate of 400,000 shares of Class A common stock by certain executive officers, not to sell or transfer any common stock for 90 days after the date of this prospectus supplement without first obtaining the written consent of the underwriters. Specifically, we and these other individuals have agreed not to directly or indirectly

    . offer, pledge, sell or contract to sell any Series B preferred stock or any common stock,

    . sell any option or contract to purchase any Series B preferred stock or any common stock,

    . purchase any option or contract to sell any Series B preferred stock or any common stock,

    . grant any option, right or warrant for the sale of any Series B preferred stock or any common stock,

    . lend or otherwise dispose of or transfer any Series B preferred stock or any common stock,

    . request or demand that we file a registration statement related to the Series B preferred stock or any common stock, or

    . enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any Series B preferred stock or any common stock whether any such swap or transaction is to be settled by delivery of shares of our Series B preferred stock, our common stock or other securities, in cash or otherwise.

      This lockup provision applies to Series B preferred stock or common stock and to securities convertible into or exchangeable or exercisable for or repayable with Series B preferred stock or common stock. This lockup provision does not apply to the payment of dividends due upon our Series A preferred stock. It also applies to Series B preferred stock and common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Price Stabilization and Short Positions

      Until the distribution of the Series B preferred shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our Series B preferred stock. However, the underwriters may engage in transactions that stabilize the price of the Series B preferred stock, such as bids or purchases to peg, fix or maintain that price.

      If the underwriters create a short position in the Series B preferred stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the underwriters may reduce that short position by purchasing Series B preferred shares in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the Series B preferred stock to stabilize its price or to reduce a short position may cause the price of the Series B preferred stock to be higher than it might be in the absence of such purchases.

      Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Series B preferred stock. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

      Each of the underwriters have provided us with financial advisory services in the past for which they have received fees and may from time to time perform other investment banking and financial advisory services for us and our subsidiaries.

UK Selling Restrictions

      Each underwriter has agreed that

    . it has not offered or sold and will not offer or sell any shares of our Series B preferred stock to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

    . it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Series B preferred stock in, from or otherwise involving the United Kingdom; and

    . it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issuance of Series B preferred stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 as amended by the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1997 or is a person to whom such document may otherwise lawfully be issued or passed on.

                               TAX CONSIDERATIONS

      The following is a summary of the material United States federal income considerations with respect to the ownership and disposition of the Series B preferred stock and shares of our Class A common stock. This summary is based on the Internal Revenue Code of 1986, as amended, existing and proposed Treasury regulations thereunder and administrative and judicial interpretations thereof (all as of the date hereof and all of which are subject to change, possibly with retroactive effect). This summary does not address all United States federal income tax consequences that may be relevant to a holder in light of its particular circumstances or to certain holders that may be subject to special treatment under United States federal income tax laws, such as banks, insurance companies, tax-exempt entities and certain United States expatriates. Furthermore, the following discussion does not discuss any aspects of foreign, state or local taxation. The following summary is limited to United States Holders who will hold the Series B preferred stock or Class A common stock as capital assets.

      For purposes of this summary, you are a "United States Holder" if you are a beneficial owner of Series B preferred stock or Class A common stock that for United States federal income tax purposes is:

    . a citizen of the United States or an individual who is a resident of the United States,

    . a corporation (or other entity taxable as a corporation) created or organized under the laws of the United States or any political subdivision thereof, or

    . an estate or trust, the income of which is subject to United States federal income taxation regardless of its source.

      EACH PROSPECTIVE PURCHASER IS URGED TO CONSULT ITS OWN TAX ADVISER WITH RESPECT TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF OWNING AND DISPOSING OF SHARES OF OUR SERIES B PREFERRED STOCK AND SHARES OF CLASS A COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR OTHER TAXING JURISDICTION.

United States Holders

  Series B Preferred Stock

      Dividends. We have the option of making certain dividend payments to you by issuing shares of our common stock to the depositary, which will distribute the cash proceeds of its sale to you. For United States federal income tax purposes, we will treat the payment of such proceeds as the payment of a cash dividend to you by us, although no assurances can be given that the Internal Revenue Service will not assert different treatment.

      If you are a United States Holder, dividends paid to you on the Series B preferred stock will be taxable as ordinary income to the extent of our current or accumulated earnings and profits as determined for United States federal income tax purposes. To the extent a dividend is not attributable to our current or accumulated earnings and profits, that dividend will first reduce your tax basis in the Series B preferred stock, and then be treated as capital gain to the extent that the amount exceeds that basis. We do not believe that we have current or accumulated earnings and profits at this time. Accordingly, until such time as we have current or accumulated earnings and profits for United States federal income tax purposes, dividends paid on the Series B preferred stock will reduce your tax basis in the Series B preferred stock or be treated as capital gain.

      Dividends Received Deduction. If you are a corporation, you may be entitled to a dividends received deduction equal to 70 percent of the amount of any dividend attributable to our current or accumulated earnings and profits. However, this deduction may be restricted, eliminated or offset by other tax rules that limit the availability of the dividends received deduction.

      Sale or Other Disposition. Subject to the discussion below, you generally will recognize capital gain or loss on a sale or other disposition of your Series B preferred stock in an amount equal to the difference between your amount realized and your adjusted tax basis in the Series B preferred stock. Your adjusted tax basis will initially be your costs, and will be reduced by any dividends you receive on the Series B preferred stock to the extent such dividends are not attributable to our current or accumulated earnings and profits. If you are an individual United States Holder and your holding period for the Series B preferred stock is more than one year, capital gains in respect of that stock will be subject to tax at a maximum rate of 20 percent.

      Conversion. The conversion by you of your Series B preferred stock into Class A common stock will not give rise to the recognition of income, gain or loss at the time of conversion, assuming that you do not receive cash from us at the time and that none of the Class A common stock you receive is attributable to accrued but unpaid dividends. Cash received in lieu of fractional shares of Class A common stock will be treated as if you received the fractional share and exchanged it for cash; the excess, if any, of such cash over your adjusted tax basis attributable to the fractional share should be treated as capital gain. You will have an aggregate adjusted tax basis in the Class A common stock that is equal to your aggregate adjusted tax basis in your Series B preferred stock at the time of conversion.

      Redemption. A redemption or other purchase by us of your Series B preferred stock for cash will be treated, depending on the facts and circumstances, as (1) a distribution on our stock or (2) a taxable sale of your Series B preferred stock. Such a transaction will be treated as a taxable sale of your Series B preferred stock if the transaction results in either:

    .     a complete termination of your interest in our stock; or

    . a "meaningful reduction" (as determined under Section 302 of the Code) of your interest in our stock.

      In determining whether any of these has occurred, you will be deemed to own stock that is owned by persons that are treated as related to your for United States federal income tax purposes or that is the subject of an option held by you (including your conversion option) or by such a related person.

      If the redemption or other purchase is not treated as a taxable sale, the amounts received by you will be treated in the same manner as dividends paid on the preferred stock, as described above.

      A mandatory redemption made entirely in Class A common stock will be treated in the same manner as a conversion discussed above.

      If mandatory redemption is made partly in Class A common stock and partly in cash:

    .  you will not be taxed on the receipt of the Class A common stock;

    . any gain to you (based on the cash and actual fair market value of the Class A common stock received) will be taxable to you to the extent of the cash you receive;

    . the taxable gain will be capital gain if the transaction results in a "meaningful reduction" of your interest in our stock, as discussed above, taking into account the Class A common stock you receive on the mandatory redemption;

    . if such a "meaningful reduction" does not arise, the taxable gain will be ordinary income to the extent of our earnings and profits, and otherwise will be capital gain; and

    .  no taxable loss will be allowed at that time.

      Adjustment to Conversion Ratio. Adjustments to the conversion ratio of the Series B preferred stock may result in a dividend to you pursuant to
Section 305 of the Code if the adjustment has the effect of increasing your proportionate interest in our earnings and profits or assets. Such dividend would be subject to taxable to you in the manner described above. In general, anti-dilution adjustments are not treated as resulting in deemed distributions. However, adjustments considered to compensate for taxable cash or property distributions to other shareholders would result in a taxable deemed distribution to you.

      Common Stock. Dividends on the Class A common stock will be taxable to you in the manner and under the circumstances described for dividends on the Series B preferred stock above. If you are a corporation, you will be eligible for the dividends received deduction in the manner and under the circumstances described with respect to the Series B preferred stock above, and generally subject to the same limitations. In addition, upon a redemption, sale or other disposition by you of the Class A common stock, you will be taxable in the same manner and under the circumstances described for the Series B preferred stock above. Your holding period of Class A common stock received on conversion will include your holding period for the Series B preferred stock in respect of which the Class A common stock was received, and your initial tax basis in such stock will be as described in "--Conversion" above.

Non-U.S. Holders

      The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by Non-U.S. Holders. For the purpose of this discussion, a Non-U.S. Holder is any holder that for U.S. federal income tax purposes is not a United States Holder.

      Dividends. In general, dividends paid to a Non-U.S. Holder with respect to our Class A common stock will be subject to U.S. withholding tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty. Dividends received by a Non-U.S. Holder that are effectively connected with a U.S. trade or business conducted by the Non-U.S. Holder will be exempt from withholding tax, provided the Non-U.S. Holder complies with applicable certification and disclosure requirements. However, those effectively connected with dividends, net of certain deductions and credits, will be subject to U.S. income taxation at the same graduated rates applicable to U.S. persons.

      In addition to the graduated tax described above, dividends received by a corporate Non-U.S. Holder that are effectively connected with a U.S. trade or business of the corporate Non-U.S. Holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

      A Non-U.S. Holder of our Series B preferred stock or Class A common stock that is eligible for a reduced rate of withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

      Gain on Disposition. A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized upon the sale or other disposition of our common stock unless:

    . the gain is effectively connected with a U.S. trade or business of the Non-U.S. Holder (in which case, all or a portion of the gain may also be subject to the branch profits tax in the case of a corporate Non-U.S. Holder);

    . the Non-U.S. Holder is an individual who holds our Series B preferred stock or Class A common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the U.S. for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

    . we are or have been a "United States real property holding corporation" for U.S. federal income tax purposes at any time within the shorter of (i) the five-year period preceding the disposition and
       (ii) the Non-U.S. Holder's holding period for our Series B preferred stock or Class A common stock. We do not believe that we are currently, have ever been and do not anticipate becoming a "U.S. real property holding corporation" for U.S. federal income tax purposes (a "USRPHC").

      Conversion of Series B Preferred Stock. The conversion by you of your shares of Series B preferred stock into shares of Class A common stock will not be taxable to you, assuming that you do not receive cash from us at the time and that none of the Class A common stock you receive is attributable to accrued but unpaid dividends.

      Adjustment of Conversion Ratio of Series B Preferred Stock. Adjustments to the conversion ratio of the Series B preferred stock may result in a dividend to you pursuant to Section 305 of the Code if the adjustment has the effect of increasing your proportionate interest in our earning and profits or assets. Such dividend would be subject to U.S. withholding tax in the manner described above. In general, anti-dilution adjustments are not treated as resulting in deemed distributions. However, adjustments considered to compensate for taxable cash or property distributions to other shareholders would result in a taxable deemed distribution to you.

      Redemption of our Series B preferred stock. If shares of your Series B preferred stock are redeemed entirely for Class A common stock, you will not have taxable gain or loss. If your Series B preferred stock is redeemed either for all cash or a combination of cash and stock, then:

    . If the transaction results in a complete termination or a meaningful reduction in your interest in our stock (as described under "U.S. Holders--Redemption") then the rules under "Non-U.S. Holders--Gain and Disposition", above will apply to you.

    . In other cases, the entire amount of cash you receive may be treated as a dividend taxable as described under "Non-U.S. Holders--Dividends".

      Estate Tax. An individual Non-U.S. Holder who owns our common stock at the time of his or her death or has made certain lifetime transfers of an interest in our common stock will be required to include the value of that common stock in such Non-U.S. Holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

      Backup Withholding and Information Reporting Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

      Dividends paid to a Non-U.S. Holder at an address within the U.S. may be subject to backup withholding at a rate of 31% if the Non-U.S. Holder fails to establish that it is entitled to an exemption or to provide a correct taxpayer identification number and other information to the payer. Backup withholding will generally not apply to dividends paid to a Non-U.S. Holder at an address outside the U.S. on or prior to December 31, 2000, unless the payer has knowledge that the payee is a U.S. person. Under new Treasury regulations regarding withholding and information reporting, payment of dividends to a Non-U.S. Holder at an address outside the U.S. after December 31, 2000, will be subject to backup withholding at a rate of 31% unless such Non-U.S. Holder satisfies various certification requirements.

      Under current Treasury regulations, a payment of the proceeds of a disposition of Series B preferred stock or Class A common stock to or through the U.S. office of a broker is subject to information reporting and backup withholding at a rate of 31% unless the holder certifies to its non-U.S. status under penalties of perjury or otherwise establishes an exemption. A payment of the proceeds of a disposition outside the U.S. to or through a foreign office of a broker will not be subject to backup withholding but may be subject to information reporting requirements if the broker is a U.S. person or has certain connections with the U.S. Neither backup withholding nor information reporting generally will apply to a payment of the proceeds of a disposition by or through a foreign office of a foreign broker not subject to the preceding sentence.

      In general, the new Treasury regulations regarding withholding and information reporting, which are generally effective for payments made after December 31, 2000, do not significantly alter the substantive withholding and information reporting requirements but modify the procedures for claiming the benefits of an income tax treaty and change reliance standards. Non-U.S. Holders should consult their tax advisors about the effect, if any, of those new Treasury regulations on an investment in our Class A common stock.

      Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against the Non-U.S. Holder's U.S. federal income tax liability if certain required information is furnished to the IRS.

                                 LEGAL MATTERS

      The validity of the shares of Series B preferred stock offered hereby will be passed on for us by Cravath, Swaine & Moore, New York, New York. Certain of the legal matters will be passed on for us by Laurence E. Harris, General Counsel of Teligent. Laurence E. Harris holds options to purchase 183,996 shares of Class A common stock. The validity of the shares of Class A common stock offered hereby will be passed upon for the underwriters by Shearman & Sterling, New York, New York.

                                    EXPERTS

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 1999, as set forth in their report, which is included herein and incorporated by reference in this prospectus supplement and the attached prospectus. Our financial statements are included herein and incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

      The information included in the following documents is incorporated by reference and is considered to be a part of this prospectus supplement. More recent information that we file with the SEC automatically updates and supersedes any inconsistent information contained in prior filings.

      The documents listed below have been filed under the Securities and Exchange Act with the SEC and are incorporated herein by reference:

    .  our Annual Report on Form 10-K for the year ended December 31, 1999;

    .  our Proxy Statement relating to the 1999 Annual Meeting of
       Shareholders; and

    .  our Current Report on Form 8-K filed January 18, 2000.

      We also incorporate by reference all documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, until the offering of the common stock under this prospectus supplement is completed.

      We will provide without charge to each person to whom a prospectus is delivered, a copy of any of or all the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. If you would like to obtain this information from us, please direct your request, either in writing or by telephone to Teligent, Inc., 8065 Leesburg Pike, Suite 400, Vienna, VA 22182, Attn: Investor Relations, 703.762.5264 (phone), and
703.762.5235 (fax).

                                 TELIGENT, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                          Page
                                                                         Number
                                                                         ------
Report of Ernst & Young LLP, Independent Auditors......................   F-2

Consolidated Balance Sheets as of December 31, 1999 and 1998...........   F-3

Consolidated Statements of Operations for the years ended December 31,
 1999, 1998 and 1997...................................................   F-4

Consolidated Statements of Stockholders' (Deficit) Equity for the years
 ended December 31, 1999, 1998 and 1997................................   F-5

Consolidated Statements of Cash Flows for the years ended December 31,
 1999, 1998 and 1997...................................................   F-6

Notes to Consolidated Financial Statements.............................   F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

      The Board of Directors and Stockholders
      Teligent, Inc.

  We have audited the accompanying consolidated balance sheets of Teligent, Inc., as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' (deficit) equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teligent, Inc., at December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                                       /s/ Ernst & Young LLP

      McLean, Virginia
      February 18, 2000

                                 TELIGENT, INC.

                          CONSOLIDATED BALANCE SHEETS
               (In thousands, except share and per share amounts)

                                                             December 31,
                                                         ---------------------
                                                            1999       1998
                                                         ----------  ---------
Assets
Current assets:
  Cash and cash equivalents............................. $  440,293  $ 416,247
  Short-term investments................................    116,610         --
  Accounts receivable, net..............................     12,673      1,191
  Prepaid expenses and other current assets.............     17,914      6,964
  Restricted cash and investments.......................     38,224     32,184
                                                         ----------  ---------
    Total current assets................................    625,714    456,586
Property and equipment, net.............................    402,989    180,726
Restricted cash and investments.........................         --     33,117
Intangible assets, net..................................     96,426     83,857
Other assets............................................      6,714      9,148
                                                         ----------  ---------
    Total assets........................................ $1,131,843  $ 763,434
                                                         ==========  =========
Liabilities and Stockholders' (Deficit) Equity
Current liabilities:
  Accounts payable...................................... $   46,994  $  42,727
  Accrued trade liabilities.............................    192,145     92,431
  Accrued compensation..................................     30,570     12,546
  Accrued interest and other............................     13,299      6,474
                                                         ----------  ---------
    Total current liabilities...........................    283,008    154,178
Long-term debt..........................................    808,799    576,058
Other non-current liabilities...........................      3,165      2,145
Series A cumulative convertible redeemable preferred
 stock, 500,000 shares authorized, issued and
 outstanding; $.01 par value; liquidation preference of
 $1,000 per share.......................................    478,788         --
Commitments and contingencies
Stockholders' (deficit) equity:
  Preferred stock.......................................         --         --
  Common stock..........................................        547        526
  Additional paid-in capital............................    519,607    463,685
  Accumulated deficit...................................   (962,071)  (433,158)
                                                         ----------  ---------
    Total stockholders' (deficit) equity................   (441,917)    31,053
                                                         ----------  ---------
  Total liabilities and stockholders' (deficit) equity.. $1,131,843  $ 763,434
                                                         ==========  =========

                See notes to consolidated financial statements.

                                 TELIGENT, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (In thousands, except per share amounts)

                                                  Years ended December 31,
                                                -------------------------------
                                                  1999       1998       1997
                                                ---------  ---------  ---------
Revenues:
  Communication services....................... $  31,304  $     960  $      33
  Management fees and other services...........        --         --      3,278
                                                ---------  ---------  ---------
    Total revenues.............................    31,304        960      3,311
Costs and expenses:
  Cost of services.............................   207,358     79,920      4,785
  Sales, general and administrative............   205,769    123,380     38,398
  Stock-based and other noncash compensation...    31,451     32,164     89,111
  Depreciation and amortization................    45,742     14,193      6,454
                                                ---------  ---------  ---------
    Total costs and expenses...................   490,320    249,657    138,748
                                                ---------  ---------  ---------
  Loss from operations.........................  (459,016)  (248,697)  (135,437)
Interest and other income......................    18,450     34,106      3,242
Interest expense...............................   (88,347)   (66,880)    (5,859)
                                                ---------  ---------  ---------
  Net loss.....................................  (528,913)  (281,471)  (138,054)
Accrued preferred stock dividends..............    (2,906)        --         --
                                                ---------  ---------  ---------
Net loss applicable to common stockholders..... $(531,819) $(281,471) $(138,054)
                                                =========  =========  =========
Basic and diluted net loss per common share.... $   (9.95) $   (5.35) $   (2.94)
                                                =========  =========  =========
Weighted average common shares outstanding.....    53,423     52,597     46,951
                                                =========  =========  =========


                See notes to consolidated financial statements.

                                 TELIGENT, INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' (DEFICIT) EQUITY
                                 (In thousands)

                                               Additional
                             Capital    Common  Paid-in   Accumulated
                          Contributions Stock   Capital     Deficit     Total
                          ------------- ------ ---------- ----------- ---------
Balance at January 1,
 1997...................    $  24,058    $ --   $     --   $ (13,633) $  10,425
Contribution of licenses
 from members...........        8,497      --         --          --      8,497
Acquisition.............       31,500      --         --          --     31,500
Cash contributions......      100,301      --         --          --    100,301
Contribution of equity
 prior to public
 offering...............           --      35     59,965          --     60,000
Conversion of member
 interests to capital
 stock..................     (164,356)    428    163,928          --         --
Conversion of CARs and
 Appreciation Units to
 stock options..........           --      --     86,821          --     86,821
Public stock offering...           --      63    125,593          --    125,656
Net loss................           --      --         --    (138,054)  (138,054)
                            ---------    ----   --------   ---------  ---------
  Balance at December
   31, 1997.............           --     526    436,307    (151,687)   285,146
                            ---------    ----   --------   ---------  ---------
Exercise of stock
 options................           --      --        372          --        372
Stock-based
 compensation...........           --      --     27,006          --     27,006
Net loss................           --      --         --    (281,471)  (281,471)
                            ---------    ----   --------   ---------  ---------
  Balance at December
   31, 1998.............           --     526    463,685    (433,158)    31,053
                            ---------    ----   --------   ---------  ---------
Exercise of stock
 options................           --      18     17,042          --     17,060
Issuance of common stock
 for acquisitions.......           --       3     15,692          --     15,695
Stock-based
 compensation...........           --      --     26,094                 26,094
Accrued preferred stock
 dividends..............           --      --     (2,906)         --     (2,906)
Net loss................           --      --         --    (528,913)  (528,913)
                            ---------    ----   --------   ---------  ---------
  Balance at December
   31, 1999.............    $      --    $547   $519,607   $(962,071) $(441,917)
                            =========    ====   ========   =========  =========


                See notes to consolidated financial statements.

                                 TELIGENT, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                 Years ended December 31,
                                               -------------------------------
                                                 1999       1998       1997
                                               ---------  ---------  ---------
Cash flows from operating activities:
Net loss.....................................  $(528,913) $(281,471) $(138,054)
Adjustments to reconcile net loss to net cash
 used in operating activities:
  Depreciation and amortization..............     45,742     14,193      6,454
  Accretion of senior discount notes and
   other amortization........................     36,707     27,880         59
  Stock-based and other noncash
   compensation..............................     31,451     32,164     89,111
  Other......................................       (562)       461        271
  Changes in current assets and current
   liabilities, net of acquisitions:
    Accounts receivable......................     (8,921)    (1,172)       (19)
    Prepaid expenses and other current
     assets..................................    (12,569)    (1,355)    (8,477)
    Accounts payable.........................      1,622     28,051     13,575
    Accrued trade liabilities................     19,751      4,620         --
    Accrued interest and other...............     21,788     14,552      3,820
                                               ---------  ---------  ---------
      Net cash used in operating activities..   (393,904)  (162,077)   (33,260)
                                               ---------  ---------  ---------
Cash flows from investing activities:
  Purchase of property and equipment.........   (182,159)   (97,188)    (9,960)
  Purchases of short-term investments, net...   (116,610)        --         --
  Restricted cash and investments............     27,077     29,016    (95,075)
  Cash paid for acquisitions, net of cash
   acquired..................................     (2,986)        --    (10,500)
  Other investing activities.................        429         --       (220)
                                               ---------  ---------  ---------
    Net cash used in investing activities....   (274,249)   (68,172)  (115,755)
                                               ---------  ---------  ---------
Cash flows from financing activities:
  Proceeds from issuance of preferred stock,
   net.......................................    475,882         --         --
  Proceeds from long-term debt...............    200,000    250,703    300,000
  Proceeds from exercise of stock options....     17,060        372         --
  Debt financing costs.......................       (743)   (29,480)   (11,344)
  Equity contributions.......................         --         --    160,301
  Net proceeds from issuance of common
   stock.....................................         --         --    125,656
  Other financing activities.................         --         --     (2,000)
                                               ---------  ---------  ---------
    Net cash provided by financing
     activities..............................    692,199    221,595    572,613
                                               ---------  ---------  ---------
Net increase (decrease) in cash and
 equivalents.................................     24,046     (8,654)   423,598
Cash and cash equivalents, beginning of
 period......................................    416,247    424,901      1,303
                                               ---------  ---------  ---------
Cash and cash equivalents, end of period.....  $ 440,293  $ 416,247  $ 424,901
                                               =========  =========  =========
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest.......................  $  88,285  $  39,279  $   2,450
                                               =========  =========  =========
Accrued preferred stock dividends to be paid
 in kind.....................................  $   2,906  $      --  $      --
                                               =========  =========  =========

                See notes to consolidated financial statements.

                                 TELIGENT, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. THE COMPANY

  Teligent, Inc. ("Teligent" or the "Company"), is a full-service, facilities-based communications company offering small and medium-sized business customers local and long-distance, high-speed data and dedicated Internet access services over the Company's digital SmartWave(TM) local networks. The Company"s SmartWave(TM) local networks integrate advanced fixed wireless technologies with traditional broadband wireline technology. The Company has initiated commercial service using its SmartWave(TM) networks in 40 markets across the United States.

  The Company was formed in September 1997, as a wholly owned subsidiary of Teligent, L.L.C. Teligent, L.L.C. was formed by Microwave Services, Inc. ("MSI"), a subsidiary of The Associated Group, Inc. ("Associated") and Digital Services Corporation ("DSC"), an affiliate of Telcom Ventures, L.L.C., both of which have had extensive experience in pioneering wireless communications businesses. On November 21, 1997, concurrent with the initial public offering of the Company's Class A common stock, par value $.01 per share ("Class A Common Stock"), Teligent, L.L.C. merged into the Company (the "Merger") with the Company as the surviving entity. All of the ownership interests of Teligent, L.L.C. were exchanged for shares of Teligent, Inc. Class B common stock, par value $.01 per share ("Class B Common Stock", and together with the Class A Common Stock "Teligent Common Stock").

  On January 14, 2000, Liberty Media Corporation ("Liberty Media") acquired Associated's ownership interest in Teligent. Liberty Media is an indirect wholly owned subsidiary of AT&T Corp.

2. SIGNIFICANT ACCOUNTING POLICIES

 Consolidation

  The consolidated financial statements include the accounts of the Company and its subsidiaries after elimination of all significant intercompany transactions.

 Cash and Cash Equivalents

  The Company considers all highly liquid investments purchased with maturity dates of 90 days or less at the time of purchase to be cash equivalents. Cash equivalents consist of money market fund investments and short-term commercial paper. Restricted cash and investments relates to cash and securities held exclusively to fund future interest payments and to secure letters of credit obtained by the Company.

 Short-Term Investments

  The Company classifies its short-term investments as available-for-sale. Investments in securities that are classified as available-for-sale and have readily determinable fair values are measured at fair value in the consolidated balance sheets, which approximates cost.

 Receivables

  Receivables are reflected net of an allowance for doubtful accounts of $2.5 million at December 31, 1999. Such allowance was not significant at December 31, 1998.

 Property and Equipment

  Property and equipment is stated at cost. Certain costs, labor and applicable overhead related to construction of our network facilities are capitalized. Depreciation is computed on the straight-line method over the estimated useful lives of the assets: 3-10 years for operating systems, computer systems, and furniture, and the lesser of the life of the asset or the lease term for leasehold improvements. Undeployed assets are not depreciated until placed in service. Repairs and maintenance are charged to expense when incurred.

                                 TELIGENT, INC.

 Intangible Assets

  Intangible assets are comprised of fixed wireless licenses, debt financing costs and acquired intangibles. Fixed wireless licenses represent the direct costs of obtaining such licenses. Debt financing costs represent fees and other costs incurred in connection with the Credit Facility (see note 5), and the issuance of long-term debt. Debt financing costs are amortized to interest expense over the term of the related debt. Acquired intangibles represent the excess cost of acquisitions over the fair value of assets or shares of stock acquired. Fixed wireless licenses, debt financing costs and acquired intangibles are amortized over useful lives of 15 years, 8-10 years and five years, respectively.

 Long-Lived Assets

  In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", management periodically reviews, if impairment indicators exist, the carrying value and lives of long-lived assets. For long-lived assets to be held and used, the Company bases its evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate that the carrying amount of the asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flows analysis of assets at the lowest level for which identifiable cash flows exist. If impairment has occurred, the Company recognizes a loss for the difference between the carrying amount and the estimated value of the asset. The fair value of the asset is measured using discounted cash flow analysis or other valuation techniques.

 Income Taxes

  The Company uses the liability method of accounting for income taxes. Deferred income taxes result from temporary differences between the tax basis of assets and liabilities and the basis reported in the financial statements.

 Revenue Recognition

  Revenue from providing communications services is recognized when services are rendered based on usage of the Company's networks.

 Advertising Costs

  Costs related to advertising are expensed when the advertising occurs. Advertising expense was $19.7 million in 1999, $16.1 million in 1998, and $0 in 1997.

 Net Loss Per Share

  The Company follows the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share", which requires the Company to present basic and fully diluted earnings per share. The Company's basic and diluted loss per share is calculated by dividing the net loss, after consideration of preferred stock accretion and dividends, by the weighted average number of shares of common stock outstanding during all periods presented.

 Stock-Based Compensation

  The Company accounts for its stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and has

                                 TELIGENT, INC.

provided pro forma disclosures of net loss and net loss per share in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123").

 Comprehensive Income

  Effective January 1, 1998, the Company adopted SFAS No. 130, "Reporting of Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 establishes standards for the display of comprehensive income and its components. For the years ended December 31, 1999, 1998 and 1997, the Company's comprehensive loss approximates its net loss and, as such, no disclosure is presented in the consolidated financial statements.

 Business Segments

  In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS No. 131"). SFAS No. 131 changes the way public companies report segment information in annual financial statements and also requires those companies to report selected segment information in interim financial reports to stockholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. Management believes the Company's operations comprise only one segment.

 Concentration of Credit Risk and Major Vendor

  Financial instruments that may subject the Company to concentration of credit risk consist primarily of trade receivables. The Company's trade receivables are geographically dispersed and include customers in many different industries. The Company believes that its risk of loss is limited due to the diversity of its customers and geographic sales areas.

  The Company currently uses one vendor as a primary supplier of network equipment for use in the construction of its digital SmartWave(TM) local networks. As of December 31, 1999 and 1998, amounts due to this vendor for trade payables totaled $167.8 million and $87.8 million, respectively. Capital expenditures from this vendor represented 40% and 48% of the Company's total capital expenditures for the years ended December 31, 1999 and 1998.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 Reclassifications

  Certain amounts in the prior periods' financial statements have been reclassified to conform to the current year's presentation.

                                 TELIGENT, INC.

3. PROPERTY, PLANT AND EQUIPMENT

   The amounts included in property and equipment are as follows as of December 31 (in thousands):

                                                               December 31,
                                                             ------------------
                                                               1999      1998
                                                             --------  --------
   Operating systems........................................ $279,749  $ 99,153
   Computer systems.........................................   79,390    38,057
   Furniture and leasehold improvements.....................   18,510    11,849
   Undeployed equipment and construction in progress........   81,744    48,211
                                                             --------  --------
                                                              459,393   197,270
   Accumulated depreciation.................................  (56,404)  (16,544)
                                                             --------  --------
                                                             $402,989  $180,726
                                                             ========  ========

  During the years ended December 31, 1999, 1998 and 1997, the Company incurred capital expenditures of $262.1 million, $183.1 million and $10.0 million respectively, of which $80.0 million, $85.9 million and $0 were accrued but unpaid, respectively, and are not reflected in the accompanying consolidated statement of cash flows.

  Depreciation expense for the years ended December 31, 1999, 1998 and 1997 was $40.1 million, $10.7 million and $5.7 million, respectively.

4. INTANGIBLE ASSETS

  Intangible assets as of December 31 are as follows (in thousands):

                                                                1999     1998
                                                              --------  -------
   Fixed wireless licenses................................... $ 51,813  $51,813
   Debt financing costs......................................   38,857   38,820
   Acquired intangibles and other............................   21,735      --
                                                              --------  -------
                                                               112,405   90,633
   Accumulated amortization..................................  (15,979)  (6,776)
                                                              --------  -------
                                                              $ 96,426  $83,857
                                                              ========  =======

5. LONG-TERM DEBT

  Debt is summarized as follows:

                                                                December 31,
                                                              -----------------
                                                                1999     1998
                                                              -------- --------
   11.5% Senior Notes due 2007............................... $300,000 $300,000
   11.5% Senior Discount Notes due 2008......................  308,799  276,058
   Credit Facility...........................................  200,000      --
                                                              -------- --------
                                                              $808,799 $576,058
                                                              ======== ========

 Senior Notes Offering

  In November 1997, the Company issued $300 million of 11 1/2% Senior Notes due 2007 (the "Senior Notes"). The Company used $93.9 million of the net proceeds of this offering to purchase a portfolio of U.S.

                                 TELIGENT, INC.

Treasury securities which are classified as restricted cash and investments on the balance sheet, and have been pledged as collateral for the payment of interest on the Senior Notes through December 1, 2000. Interest on the Senior Notes accrues at a rate of 11 1/2% per annum and is payable semi-annually in June and December.

  On or after December 1, 2002, the Notes will be redeemable at the option of the Company, in whole at any time or in part from time to time, at prices ranging from 100.00% to 105.75% (expressed in percentages of the principal amount thereof).

  Upon the occurrence of a change in control, as defined in the Senior Notes agreement, each holder of the Senior Notes will have the right to require the Company to repurchase all or any part of such holder's Senior Notes at a purchase price in cash equal to 101% of the principal amount.

 Senior Discount Notes Offering

  On February 20, 1998, the Company completed an offering (the "Discount Notes Offering") of $440 million 11 1/2% Senior Discount Notes due 2008 (the "Senior Discount Notes"). The Company received $243.1 million in net proceeds from the Discount Notes Offering, after deductions for offering expenses of $7.6 million. Under a 1998 exchange offer, all outstanding Senior Discount Notes were exchanged for 11 1/2% Series B Discount Notes due 2008 (the "New Discount Notes") which have been registered under the Securities Act of 1933, as amended. The New Discount Notes are identical in all material respects to the Senior Discount Notes.

  On or after March 1, 2003, the New Discount Notes will be redeemable at the option of the Company on terms similar to those of the Senior Notes. In addition, the New Discount Notes contain change in control repurchase commitments similar to the Senior Notes.

 Credit Facility

  On July 2, 1998, the Company entered into a credit agreement (the "Bank Credit Agreement") with certain lenders, providing for facilities up to an aggregate of $800 million (the "Credit Facility"). The Credit Facility will be used primarily for the purchase of telecommunications equipment, software and services, and is also available for working capital and general corporate purposes. Availability of funds under the Credit Facility is subject to certain conditions as defined in the Bank Credit Agreement. Substantially all of the Company's assets secure the obligations under the Bank Credit Agreement.

  The Credit Facility is structured into three separate tranches consisting of a term loan facility, a delayed draw term loan facility and a revolving credit facility. The Company has the ability to borrow funds over the next four years (other than with respect to the delayed draw facility which was drawn down on July 1, 1999), with a final maturity of eight years. Interest accrues on outstanding borrowings based on a floating rate tied to the prevailing LIBOR rate and adjusts based on the attainment of certain key revenue and leverage benchmarks. The Company incurred commitment and other fees in connection with obtaining the Credit Facility totaling $19.9 million, which is being amortized over eight years. The Credit Facility contains certain financial and other covenants that restrict, among other things, the Company's ability to (a) incur or create additional debt, (b) enter into mergers or consolidations, (c) dispose of a significant amount of assets, (d) pay cash dividends, or (e) change the nature of its business. The amounts outstanding under the Credit Facility are subject to mandatory prepayments in certain circumstances. The Company has $200 million drawn on the facility as of December 31, 1999.

                                 TELIGENT, INC.

  Maturities of long-term debt at December 31, 1999 are as follows (in thousands):

     2002.............................................................. $  6,660
     2003..............................................................   28,840
     2004..............................................................   35,500
     Thereafter........................................................  737,799
                                                                        --------
                                                                        $808,799
                                                                        ========

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

  The fair value of the Company's financial instruments classified as current assets or liabilities, non-current restricted cash, and investments approximate their carrying value. At December 31, 1999, the estimated fair value and carrying amounts of the Company's Senior Notes, Senior Discount Notes and the Company's Series A cumulative convertible redeemable preferred stock, $.01 par value ("Series A Preferred Stock") are as follows (in thousands):

                                                      Fair Value Carrying Amount
                                                      ---------- ---------------
   Senior Notes......................................  $292,500     $300,000
   Senior Discount Notes.............................  $258,500     $308,799
   Series A Preferred Stock..........................  $536,957     $478,788

7. INCOME TAXES

  Deferred tax assets and liabilities are as follows, as of December 31 (in thousands):

                                                             1999       1998
                                                           ---------  ---------
   Deferred tax assets:
     Net operating loss carryforward...................... $ 278,870  $  90,171
     Stock based compensation.............................    41,843     38,905
     Original issue discount..............................    22,077      8,651
     Other................................................     1,741      4,381
                                                           ---------  ---------
       Total deferred tax assets..........................   344,531    142,108
   Deferred tax liability:
     Intangible assets....................................   (11,760)   (14,305)
                                                           ---------  ---------
   Net deferred tax assets................................   332,771    127,803
   Valuation allowance....................................  (332,771)  (127,803)
                                                           ---------  ---------
       Total.............................................. $     --   $     --
                                                           =========  =========

  During the years ended December 31, 1999 and 1998, the Company did not record an income tax benefit. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. At December 31, 1999, the Company had federal net operating loss carryforwards of $498.5 million that expire in various amounts through 2019.

  A reconciliation between income taxes computed using the statutory federal income tax rate and the effective rate, for the years ended December 31, 1999 and 1998, is as follows:

                                                                 1999    1998
                                                                 -----   -----
   Federal income tax benefit at statutory rate................. (34.0)% (34.0)%
   Net change in valuation allowance............................  38.6    37.9
   State income taxes net of federal............................  (4.0)   (4.0)
   Other........................................................  (0.6)    0.1
                                                                 -----   -----
                                                                   --  %   --  %
                                                                 =====   =====

                                 TELIGENT, INC.

8. RELATED PARTY TRANSACTIONS

  In 1999 and 1998, the Company paid $3.7 million and $4.0 million to a subsidiary of Nippon Telegraph and Telephone Corporation for technical services related to network design and implementation.

  Employees of the parent company of MSI performed administrative and management services on behalf of the Company. These charges totaled $0.3 million, $1.1 million, and $1.7 million for the years ended December 31, 1999, 1998 and 1997, respectively.

  Certain technical services were performed by an affiliate of DSC. The cost of these services totaled $0.9 million in 1999 and $0.6 million in 1998.

9. OTHER TRANSACTIONS

  During 1999, the Company acquired three communications companies (the "Transactions"). The combined purchase price of the Transactions consisted of 269,308 shares of Class A Common Stock valued at $15.7 million, and cash payments totaling $3.2 million. Earnout provisions could result in the issuance of up to an additional 285,562 shares of Class A Common Stock and additional shares of Class A Common Stock totaling $4.5 million based on the market price of when specific earn-out conditions are met over the next three years, if certain revenue and other benchmarks are achieved. The Transactions were accounted for as purchases, with the majority of the purchase price being assigned to acquired intangibles.

  In October 1997, Teligent, L.L.C. acquired all of the outstanding stock of FirstMark (the "FirstMark Acquisition"), for an aggregate purchase price of $42.0 million which consisted of $10.5 million in cash and 1,831,410 shares of Class A Common Stock, valued at $31.5 million. The FirstMark Acquisition was accounted for under the purchase method of accounting. A total of $41.6 million of the purchase price was allocated to the fixed wireless licenses acquired and the remaining $0.4 million amount was allocated to the net assets acquired.

  Unaudited pro forma results of operations for the Transactions and the FirstMark Acquisition would not have had a material impact on the Company's operating results for the years ended December 31, 1999, 1998 or 1997 and thus no pro forma information has been included.

10. CONVERTIBLE REDEEMABLE PREFERRED STOCK

  On December 3, 1999, the Company completed the sale of 500,000 shares of its 7 3/4% Series A cumulative convertible preferred stock, liquidation preference $1,000 per share, par value $.01 to an investor group for gross proceeds of $500 million.

  The Series A Preferred Stock has an annual dividend rate of 7 3/4% payable quarterly and dividends are cumulative from the date of issuance. Dividends must be paid in additional shares of Series A Preferred Stock through December 3, 2004, and may be paid in either cash or additional shares of Series A Preferred Stock, at the option of the Company, thereafter. As of December 31, 1999, accrued dividends of $2.9 million have been recorded.

  The Series A Preferred Stock is convertible into Class A Common Stock by the holders at any time, but may be called by the Company after five years and, if still outstanding, must be redeemed in 2014. The holders of the Series A Preferred Stock have voting rights equal to the rights held by holders of Class A Common Stock.

  The Series A Preferred Stock ranks (i) senior to all existing shares of Teligent Common Stock and to each other existing class of capital stock or series of preferred stock of the Company; (ii) on a parity basis with additional shares of Series A Preferred Stock; and (iii) junior to all Senior Shares (as defined in the Certificate of Designation).

                                 TELIGENT, INC.

11. COMMITMENTS AND CONTINGENCIES

  The Company leases various operating sites, rooftops, storage, and administrative offices under operating leases. Rent expense was $28.0 million, $10.9 million and $2.3 million for the years ended December 31, 1999, 1998 and 1997, respectively. Future minimum lease payments by year, and in the aggregate, at December 31, 1999, are as follows (in thousands):

     2000.............................................................. $ 47,780
     2001..............................................................   45,748
     2002..............................................................   43,007
     2003..............................................................   39,942
     2004..............................................................   28,354
     Thereafter........................................................   65,955
                                                                        --------
                                                                        $270,786
                                                                        ========

12. CAPITAL STOCK

  The Company has authorized two classes of common stock, Class A Common Stock and Class B Common Stock. The rights of the two classes of common stock are substantially identical, except that until the number of shares held by holders of the respective series of Class B Common Stock fall below certain thresholds, such holders will have the right to elect two directors to the Company's Board of Directors. As a result of Liberty Media's acquisition of Associated on January 14, 2000, all of the shares of Series B-1 Common Stock (defined below) were converted into 21,436,689 shares of Class A Common Stock. Liberty Media has the right to elect three directors.

  The number of shares authorized, issued and outstanding at December 31, 1999 and 1998, for each class of stock is summarized below:

                                                               Shares Issued
                                                              and Outstanding
                                                 Shares    ---------------------
   Class                             Par Value Authorized     1999       1998
   -----                             --------- ----------- ---------- ----------
   A................................   $.01    200,000,000 10,281,667  8,206,392
   Series B-1.......................    .01     30,000,000 21,436,689 21,436,689
   Series B-2.......................    .01     25,000,000 17,206,210 17,206,210
   Series B-3.......................    .01     10,000,000  5,783,400  5,783,400

  The Company has authorized 10,000,000 shares of preferred stock, par value $.01 per share. For shares issued and outstanding, see Note 10.

 Initial Public Common Stock Offering

  In November 1997, the Company completed an initial public offering of 6,325,000 shares of Common Stock (the "Equity Offering"), raising $125.7 million of net proceeds, after deducting $10.3 million of offering expenses.

 Company Appreciation Rights, Appreciation Units and Stock Options

  In 1996, certain employees were granted Company Appreciation Rights ("CARs") and appreciation units. At the time of the Company's Initial Public Offering, these CARs and appreciation units were converted into options to purchase Class A Common Stock. The Company will recognize up to $185.5 million of compensation expense over the vesting period of the options. Through December 31, 1999, $138.3 million of stock-based compensation expense has been recognized, and up to $47.2 million will be recognized through September 1, 2002 as follows: $25.3 million in 2000, $20.0 million in 2001 and $1.9 million in 2002.

                                 TELIGENT, INC.

 1997 Stock Incentive Plan

  The Company maintains the Teligent, Inc. 1997 Stock Incentive Plan, as amended (the "1997 Plan"). The 1997 Plan authorizes options to purchase an aggregate of 18,729,125 shares of Class A Common Stock, including the options converted from the CARs and Appreciation Units. The exercise price of options granted, as determined by the Company's Compensation Committee, approximates fair value. Generally, all options granted under the 1997 Plan vest over a period of five years and expire ten years from the date of grant.

  The Company applies the provisions of APB No. 25 in accounting for its stock-based compensation. Had compensation expense been determined in accordance with SFAS No. 123, the Company's net loss for the years ended December 31, 1999, 1998 and 1997 would have been $570.6 million, $324.4 million, and $161.2 million, or $10.68, $6.16, and $3.43 per share, respectively. Options arising from the conversion of CARs and Appreciation Units have been valued based on the number and exercise price of the options issued upon conversion. The weighted average fair value of options granted was $43.13, $21.66, and $18.57 in 1999, 1998 and 1997, respectively, using the Black-Scholes option pricing model with the following assumptions: dividend yield 0%, risk free rate interest rate of 6.4% in 1999, 5.0% in 1998 and 6.6% in 1997, an expected life of 10 years, and an expected volatility of .861 in 1999, .648 in 1998 and .50 in 1997.

  Option activity for 1999, 1998 and 1997 is set forth below:

                                         Weighted-             Weighted-             Weighted-
                                          Average               Average               Average
                                         Exercise              Exercise              Exercise
                                1999       Price      1998       Price      1997       Price
                             ----------  --------- ----------  --------- ----------  ---------
   Outstanding, January 1..  14,650,786   $12.32   12,810,685   $10.00          --    $  --
   Converted from
    Appreciation Units.....         --       --           --       --     6,471,047     7.07
   Converted from CARs.....         --       --           --       --     6,009,732    12.41
   Granted.................   2,073,700    50.07    2,084,714    28.43      380,450    22.18
   Canceled................    (510,538)   30.43     (194,631)   20.52      (50,544)   12.94
   Exercised...............  (1,803,691)    9.46      (49,982)    7.44          --       --
                             ----------            ----------            ----------
   Outstanding, December
    31.....................  14,410,257    17.47   14,650,786    12.32   12,810,685    10.00
                             ==========            ==========            ==========
   Exercisable, December
    31.....................   5,337,648   $ 6.91    3,824,319   $ 5.79    1,455,729   $ 4.34
                             ==========            ==========            ==========

  Options outstanding and exercisable by price range as of December 31, 1999 are as follows:

                                        Weighted-
                                         Average                                Weighted-
                                        Remaining      Weighted -                Average
        Range of                       Contractual      Average                 Exercise
     Exercise Prices     Outstanding Life (in years) Exercise Price Exercisable   Price
   -------------------   ----------- --------------- -------------- ----------- ---------
        $ 0.00--
          $10.00          9,371,240        6.9           $ 6.09      4,800,789   $ 5.16
         10.01--
           20.00            306,797        7.7            13.38         95,676    13.38
         20.01--
           30.00          1,428,792        8.3            25.10        391,562    23.69
         30.01--
           40.00            521,906        8.6            32.98         49,621    31.81
         40.01--
           50.00          1,914,722        8.1            45.41            --       --
         50.01--
           60.00            648,400        9.6            56.44            --       --
         60.01--
           70.00            215,100        9.6            63.57            --       --
         70.01--
           80.00              3,300        9.6            72.14            --       --
                         ----------                                  ---------
                         14,410,257        7.4           $17.47      5,337,648   $ 6.91
                         ==========                                  =========

                                 TELIGENT, INC.

13. EMPLOYEE BENEFIT PLANS

  Employees of the Company may participate in a 401(k) retirement plan in which eligible employees may elect to contribute, on a tax-deferred basis, up to 15% of their compensation, not to exceed annual maximums as defined in the Internal Revenue Code. The Company matches one-half of a participant's contribution up to 6% of the participant's compensation. The Company's contributions to the plan were $1.7 million, $0.9 million and $0.1 million for 1999, 1998 and 1997, respectively.

  Effective July 1, 1999, the Company adopted the Employee Stock Purchase Plan ("ESPP"). Under the ESPP, the Company has authorized the issuance of 300,000 shares of Class A Common Stock, which allows eligible employees to purchase such shares at 85% of the fair value of the Class A Common Stock. At December 31, 1999, the Company recorded a $2.3 million liability related to the purchase of 46,499 shares on January 2, 2000.

14. EVENT (UNAUDITED) SUBSEQUENT TO DATE OF REPORT OF INDEPENDENT AUDITORS

  In February 2000, the Company and two of its major shareholders entered into agreements to make major investments in ICG Communications, Inc. Teligent will acquire nearly three million shares of ICG stock for one million shares of Teligent common stock in an all stock-transaction (the "ICG Transaction"). The closing of the ICG Transaction, which is expected to close during the second quarter of 2000, is subject to regulatory and shareholder approval and satisfaction of other customary closing conditions.

15. QUARTERLY FINANCIAL DATA (UNAUDITED)

  The following table has been prepared from the financial records of the Company, without audit, and reflects all adjustments that are, in the opinion of management, necessary for a fair presentation of the results of operations for the interim periods presented (in thousands, except per share amounts).

                               1st       2nd       3rd       4th
                             Quarter   Quarter   Quarter   Quarter    Total
                             --------  --------  --------  --------  --------
1999
Revenues.................... $  1,523  $  3,961  $ 10,320  $ 15,500  $ 31,304
Loss from operations........  (93,532) (107,752) (123,999) (133,733) (459,016)
Net loss applicable to
 common stockholders........ (108,112) (123,472) (143,640) (156,595) (531,819)
Basic and diluted net loss
 per common share...........    (2.05)    (2.34)    (2.66)    (2.89)    (9.95)

                               1st       2nd       3rd       4th
                             Quarter   Quarter   Quarter   Quarter    Total
                             --------  --------  --------  --------  --------
1998
Revenues.................... $     98  $    143  $    240  $    479  $    960
Loss from operations........  (34,724)  (53,032)  (68,202)  (92,739) (248,697)
Net loss applicable to
 common stockholders........  (38,558)  (59,136)  (78,545) (105,232) (281,471)
Basic and diluted net loss
 per common share...........    (0.73)    (1.12)    (1.49)    (2.00)    (5.35)

  The sum of the per common share amounts do not equal the annual amounts because of the changes in the weighted-average number of shares outstanding during the year.

PROSPECTUS

                               [LOGO OF TELIGENT]


                                 $1,000,000,000

                                 Teligent, Inc.

                     Class A Common Stock, Preferred Stock,
                     Debt Securities, and Depositary Shares

                                ---------------

      We will offer and sell from time to time Teligent Class A common stock, preferred stock, debt securities, or depositary shares. We will provide specific terms of these securities in supplements to this prospectus. The terms of the securities will include the initial offering price, aggregate amount of the offering, listing on any securities exchange or quotation system, risk factors and the agents, dealers or underwriters, if any, to be used in connection with the sale of these securities. You should read this prospectus and any supplement carefully before you invest.

      In addition, up to 2,000,000 shares of our Class A common stock covered by this prospectus may be offered by a selling stockholder.

      Our Class A common stock is traded on the Nasdaq National Market System under the symbol "TGNT."

                                ---------------

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                  The date of this prospectus is July 22, 1999

      You should rely only on the information contained in or incorporated by reference in this prospectus and in any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus.

                                ---------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
ABOUT THIS PROSPECTUS......................................................   4
WHERE YOU CAN FIND MORE INFORMATION ABOUT TELIGENT.........................   4
NOTE ON FORWARD-LOOKING STATEMENTS.........................................   5
TELIGENT, INC. ............................................................   6
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE DIVIDENDS................   7
USE OF PROCEEDS............................................................   7
DESCRIPTION OF CAPITAL STOCK...............................................   8
DESCRIPTION OF DEBT SECURITIES.............................................  13
DESCRIPTION OF DEPOSITARY SHARES...........................................  23
MANAGEMENT.................................................................  25
SELLING STOCKHOLDER........................................................  29
PLAN OF DISTRIBUTION.......................................................  29
LEGAL MATTERS..............................................................  31
EXPERTS....................................................................  31

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under the shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $1,000,000,000. Under the shelf process, the selling stockholder may, from time to time, sell up to 2,000,000 shares of Class A common stock in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement, together with additional information described under the heading "WHERE YOU CAN FIND MORE INFORMATION ABOUT TELIGENT."

     As used in this prospectus, "Teligent," "we," "us," and "our" refer to Teligent, Inc., a Delaware corporation, and its subsidiaries.

              WHERE YOU CAN FIND MORE INFORMATION ABOUT TELIGENT

     We are subject to the informational requirements of the Securities Exchange Act of 1934, which requires us to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. You may also inspect our filings at the regional offices of the SEC located at Citicorp, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048 or over the Internet at the SEC's home page at http://www.sec.gov.

     This prospectus constitutes part of a Registration Statement on Form S-3 filed with the SEC under the Securities Act of 1933. It omits some of the information contained in the Registration Statement, and reference is made to the Registration Statement for further information with respect to us and the securities we are offering. Any statement contained in this prospectus concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the SEC is not necessarily complete, and in each instance reference is made to the copy of the document filed.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information and the information in the prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all the securities covered by this prospectus:

         1. Our Annual Report on Form 10-K for the year ended December 31,
    1998;

         2. Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1999;

         3. Our Current Report on Form 8-K dated April 19, 1999; and

         4. The description of our Class A common stock in our Form 8-A filed on November 18, 1997.

     You may request a copy of these filings at no cost, by writing or telephoning the office of Investor Relations, Teligent, Inc., 8065 Leesburg Pike, Suite 400, Vienna, Virginia 22182, telephone: 703.762.5264.

                       NOTE ON FORWARD-LOOKING STATEMENTS

      This prospectus includes forward-looking statements. Forward-looking statements can be identified by the use of such forward-looking terminology terms such as "believes," "expects," "may," "intends," "will," "should" or "anticipates" or the negative thereof or other variations thereon or similar terminology, or by discussions of strategy. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about us, including:

    .  our pace of entry into new markets;

    . the time and expense required for building our planned network, and our ability to secure building access;

    .  our ability to acquire customers in our market areas;

    . our ability to raise additional capital when needed on a timely basis and on acceptable terms;

    . our ability to integrate and maintain internal management, technical information and accounting systems;

    .  the impact of changes in telecommunication laws and regulations;

    . our success in gaining regulatory approval for our products and services, when required;

    .  our ability to successfully interconnect with the incumbent carriers;

    .  the timely supply of necessary fully functional equipment;

    .  the intensity of competition;

    . the consummation of the acquisition of The Associated Group, Inc. by Liberty Media Corporation;

    .  our ability to hire and retain personnel;

    .  our timely completion of our year 2000 compliance program; and

    .  general economic conditions.

      We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus or in any supplement to this prospectus might not occur.

                                 TELIGENT, INC.

General

      Teligent is a full-service, facilities-based communications company. We offer small and medium-sized business customers local, long distance, high-speed data and dedicated Internet services over our digital SmartWave(TM) local networks. We hold 24 GHz wireless licenses granted by the Federal Communications Commission covering 74 market areas, comprising more than 750 municipalities in the United States and 130 million people. Our SmartWave(TM) local networks integrate point-to-multipoint and point-to-point wireless technologies with traditional broadband wireline technology. We have launched our commercial service in 28 markets, comprising more than 464 cities and towns with a combined population of more than 83 million.

      Teligent serves its wireless customers by placing a small digital microwave antenna on the roof of the customer's building. When the customer picks up the telephone, accesses the Internet or activates a videoconference, the signal travels over the building's inside wiring to Teligent's equipment and the rooftop antenna. The antenna sends voice, data and video signals to a nearby Teligent base station, where the signals are communicated to a Teligent broadband switching center and then onto their final destination.

      Our principal executive offices are located at 8065 Leesburg Pike, Suite 400, Vienna, Virginia 22182. Our main phone number is 703.762.5100. For additional information about Teligent, you should consult the information sources listed above under the heading "WHERE YOU CAN FIND MORE INFORMATION ABOUT TELIGENT."

Recent Developments

      On June 1, 1999, Liberty Media Corporation and The Associated Group, Inc. announced that they had signed a definitive merger agreement pursuant to which Liberty Media will acquire Associated in a stock-for-stock merger (the "Associated Acquisition"). Liberty Media Corporation, which holds most of the assets included in the Liberty Media Group, is an indirect wholly owned subsidiary of AT&T Corp.; however, the assets and businesses of Liberty Media Group are operated by its current management, which is different from that of AT&T. Liberty Media holds interests in a broad range of video programming, communications, technology and Internet businesses in the United States, Europe, South America and Asia. Under the merger agreement, Associated shareholders will receive an aggregate of 51,778,920 shares of AT&T Corp.'s Class A Liberty Media Group common stock (which tracks the performance of Liberty Media), subject to adjustment, and 19,719,274 shares of AT&T Corp. common stock.

      Upon completion of the Associated Acquisition, Liberty Media would acquire through its ownership of Associated, Associated's interest in Teligent, representing approximately 41% (as of June 1, 1999) of the total issued and outstanding shares of Teligent common stock as of June 1, 1999. Upon consummation of the Associated Acquisition, Telcom DTS Investors, L.L.C. ("Telcom"), the owner of all of the Series B-2 common stock, would, depending upon Telcom's level of stock ownership, and control of Telcom by certain individuals at that time, have the right pursuant to an agreement with Associated to require Associated to convert all of its Series B-1 common stock into Class A common stock and to cause one of the Series B-1 Directors designated by Associated to resign from Teligent's board of directors so that the Series B-1 Directors will no longer constitute a majority of the Teligent directors. Associated has further agreed with Telcom that if Associated is required to convert its Series B-1 common stock, then it will cause its designees on Teligent's board of directors to cause Teligent's board of directors to convene a meeting of Teligent's stockholders.

      The Associated Acquisition merger agreement provides that, immediately prior to the effective date of the Associated Acquisition, Associated will replace three (or such lesser number that Liberty may designate) of the existing Series B-1 Directors with designees of Liberty Media. However, upon a conversion of all of the Series B-1 common stock into Class A common stock, there will be no shares of Series B-1 common stock outstanding. As a result, if all of the Series B-1 shares are so converted, neither Associated nor Liberty will have the special right currently held by Associated under Teligent's certificate of incorporation to elect directors of Teligent (except for the right to vote generally for Teligent directors together with other holders of Teligent common stock). See "Description of Capital Stock."

      Pursuant to the terms of the Associated Acquisition, Associated has agreed with certain limited exceptions, not to sell any of its Teligent common stock or to vote or execute a written consent or proxy with respect to its Teligent common stock in favor of any acquisition of a 25% or greater equity interest in Teligent. The Associated Acquisition merger agreement does not prohibit the Series B-1 Directors from properly discharging their fiduciary duties in their capacity as directors of Teligent.

      The Associated Acquisition is subject to the approval of the stockholders of Associated, clearance from various governmental authorities, including the Federal Communications Commission, and satisfaction of the other conditions set forth in the merger agreement. According to Associated, depending upon the timing of the foregoing, the Associated Acquisition is currently expected to close in early 2000.

          RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE DIVIDENDS

      The ratio of earnings to fixed charges is computed by dividing pretax income from operations before fixed charges (other than capitalized interest) by fixed charges. Fixed charges consist of interest charges and amortization of debt expense and discount or premium related to indebtedness, whether expensed or capitalized, and that portion of rental expense we believe to be representative of interest. For the period from March 5, 1996 (inception) to December 31, 1996, the years ended December 31, 1997 and 1998, and the three months ended March 31, 1998 and 1999, earnings were insufficient to cover fixed charges by $13.6 million, $138.1 million, $281.5 million, $38.6 million and $108.1 million, respectively.

      The ratio of combined fixed charges and preference dividends to earnings is computed by adding combined fixed charges to preference dividends and dividing that total by pretax income from operations before fixed charges (other than capitalized interest). Combined fixed charges consist of interest charges and amortization of debt expense and discount or premium related to indebtedness, whether expensed or capitalized, and that portion of rental expense we believe to be representative of interest. For the period from March 5, 1996 (inception) to December 31, 1996, the years ended December 31, 1997 and 1998, and the three months ended March 31, 1998 and 1999, earnings were insufficient to cover combined fixed charges and preference dividends by $13.6 million, $138.1 million, $281.5 million, $38.6 million and $108.1 million, respectively.

                                USE OF PROCEEDS

      Unless otherwise indicated in the applicable prospectus supplement, the net proceeds from the sale of shares of Class A common stock, preferred stock, debt securities, or depositary shares will be used to fund working capital, capital expenditures, operating losses and other general corporate purposes, including acquisitions. We will not receive any of the proceeds from the sale of Class A common stock that may be offered by the selling stockholder.

                          DESCRIPTION OF CAPITAL STOCK

      The following description of our capital stock is based upon our certificate of incorporation, our by-laws and applicable provisions of law. The following description is qualified in its entirety by reference to such certificate of incorporation and by-laws, which have been filed as exhibits to earlier registration statements filed by us with the SEC. See "WHERE YOU CAN FIND INFORMATION ABOUT TELIGENT" for information sources at which you can locate copies of our certificate of incorporation and by-laws.

      Certain provisions of our certificate of incorporation and by-laws summarized in the following paragraphs may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interests, including those attempts that might result in a premium over the market price for shares held.

Authorized and Outstanding Capital Stock

      Our authorized capital stock consists of 265,000,000 shares of common stock and 10,000,000 shares of preferred stock. Of the 265,000,000 authorized shares of our common stock, 200,000,000 shares are designated as Class A common stock and 65,000,000 shares are designated as Class B common stock. Of the 65,000,000 authorized shares of Class B common stock, 30,000,000 shares are designated as Class B, Series 1 (the "Series B-1 common stock"), 25,000,000 shares are designated as Class B, Series 2 (the "Series B-2 common stock") and 10,000,000 shares are designated as Class B, Series 3 (the "Series B-3 common stock"). As of April 23, 1999, there were 8,314,795 shares of Class A common stock issued and outstanding, 21,436,689 shares of Series B-1 common stock issued and outstanding, held by one stockholder of record, 17,206,210 shares of Series B-2 common stock issued and outstanding, held by one stockholder of record, and 5,783,400 shares of Series B-3 common stock issued and outstanding, held by one stockholder of record.

      Our Class A common stock is admitted for trading on the Nasdaq National Market and trades under the symbol "TGNT." The Transfer Agent and Registrar for our Class A common stock is First Union National Bank.

Common Stock

      Voting Rights. In general, the rights of Class A common stock and Class B common stock shareholders are substantially identical, except that until the number of shares held by holders of the respective series of Class B common stock fall below certain thresholds, such holders will have the right to elect directors to our board of directors as follows: a majority of the directors will be elected by the holders of the Series B-1 common stock; one director will be elected by the holders of the Series B-2 common stock; and one director will be elected by the holders of the Series B-3 common stock.

      The holders of Class A common stock and Class B common stock, voting together as a single class, are entitled to elect all members of our board of directors, other than any Series B-1 Directors, Series B-2 Director or Series B-3 Director (the "Common Directors"). There are currently seven directors.

      Pursuant to our certificate of incorporation, the holders of Series B-1 common stock, voting as a separate class, are entitled to elect that number of directors equal to the minimum number necessary to constitute a majority of members of our board of directors (the "Series B-1 Directors"). However, if at any time the number of issued and outstanding shares of Series B-1 common stock is less than 20% of the aggregate number of issued and outstanding shares of common stock then, without any further action by us or any other party, all of such issued and outstanding shares of Series B-1 common stock will automatically be converted into an equal number of shares of Class A common stock and the holders of the converted Series B-1 common stock will no longer be entitled to elect Series B-1 Directors.

      The holders of Series B-2 common stock, voting as a separate class, are entitled to elect one member of our board of directors (the "Series B-2 Director"). However, if at any time the number of issued and outstanding shares of Series B-2 common stock is less than 10% of the aggregate number of issued and outstanding shares of common stock then, without any further action by us or any other party, all of such issued and outstanding shares of Series B-2 common stock will automatically be converted into an equal number of shares of Class A common stock and the holders of the converted Series B-2 common stock will no longer be entitled to elect the Series B-2 Director.

      The holders of Series B-3 common stock, voting as a separate class, are entitled to elect one member of our board of directors (the "Series B-3 Director"). However, if at any time (A) the number of issued and outstanding shares of Series B-3 common stock is less than (1) 3% of the aggregate number of issued and outstanding shares of common stock or (2) 1,156,680 shares of Series B-3 common stock or (B) Nippon Telegraph and Telephone Corporation or any person or entity controlled by it chooses at any time to engage in, or make a material investment in any person or entity whose principal business is, the provision in the United States of any terrestrial fixed wireless local telecommunications services offered by Teligent in the same market segments (i.e., business or residential), then, without any further action by us or any party, all of such issued and outstanding shares of Series B-3 common stock will automatically be converted into an equal number of shares of Class A common stock and the holders of the converted Series B-3 common stock will no longer be entitled to elect the Series B-3 Director. In the event of any stock split, reverse stock split, stock dividend or similar transaction with respect to the Series B-3 common stock, the number referred to in clause (2) of this paragraph is required to be appropriately adjusted.

      Except as otherwise required by law or, as described herein, by the certificate of incorporation, the holders of shares of common stock vote together as a single class on all matters presented to a vote of stockholders. Each registered holder of common stock is entitled to one vote per share. There is no cumulative voting.

      Removal of Directors. Any Series B-1 Director, Series B-2 Director or Series B-3 Director may be removed with or without cause, but only by the affirmative vote of the holders of a majority of the shares of the series of Class B common stock entitled to elect such director, voting as a separate class. Any Common Director may be removed with or without cause, but only by the affirmative vote of the holders of a majority of the shares of Class A common stock and Class B common stock voting together as a single class.

      Vacancy. Any vacancy in the office of a director may be filled by a vote of holders of, in the case of any Series B-1 Director, Series B-2 Director or Series B-3 Director, the series of Class B common stock entitled to elect such director voting as a separate class and, in the case of any Common Director, the Class A common stock and Class B common stock voting together as a single class. Any vacancy in the office of a Common Director may, in the absence of a stockholder vote, be filled by the remaining directors or, if there remains only one director, by such sole remaining director; provided, further, however, that any vacancy in the office of a Series B-1 Director may, in the absence of a stockholder vote, be filled by the remaining Series B-1 Directors or, if there remains only one Series B-1 Director, by such sole remaining Series B-1 Director.

      Transfers of Certain Common Stock. Under our certificate of incorporation, no holder of shares of Class B common stock may transfer, and we may not register, or permit the transfer agent for such common stock to register, the transfer of any shares of Class B common stock or any interest therein, whether by sale, assignment, gift, bequest, pledge, hypothecation, encumbrance, or any other disposition, except to a Permitted Transferee (as defined below) of such holder. If a holder of shares of Class B common stock transfers any such shares to any person or entity other than a Permitted Transferee of such holder, such transfer, without any further action by us or of any party, will automatically convert such shares into an equal number of shares of Class A common stock from the date of such transfer. The certificate of incorporation defines "Permitted Transferee" to mean only: (1) in the case of any holder of shares of Series B-1 common stock, The Associated Group, Inc. and any corporation, partnership or other business entity directly or indirectly controlled by The

Associated Group, Inc. at the time of transfer; (2) in the case of any holder of shares of Series B-2 common stock, Dr. Rajendra Singh, Neera Singh and any corporation, partnership or other business entity directly or indirectly controlled by Dr. Rajendra Singh, Neera Singh or their respective executors (to the extent acting in such capacity) or direct descendants; provided, however, that if any holder of Series B-2 common stock ceases to be so controlled, then any shares of Series B-2 common stock held by such holder will be deemed to have been transferred to a person or entity other than a Permitted Transferee; and (3) in the case of any holder of shares of Series B-3 common stock, Nippon Telegraph and Telephone Corporation and any corporation, partnership or other business entity directly or indirectly controlled by Nippon Telegraph and Telephone Corporation at the time of transfer.

      Any holder of shares of Class B common stock, or any Permitted Transferee of such holder, may grant a security interest in, or pledge, pursuant to a bona fide financing arrangement involving the holder or Permitted Transferee, all or any portion of the holder's or Permitted Transferee's shares of Class B common stock, if (1) the grant or pledge does not require registration or qualification pursuant to any federal or state securities laws and (2) we receive copies of any instruments evidencing the grant or pledge and the secured party's or pledgee's written acknowledgment that it has reviewed the terms of the certificate of incorporation. No such grant or pledge will by itself cause the conversion of any such shares of Class B common stock into shares of Class A common stock. If any secured party or pledgee (which is not a Permitted Transferee of the holder making such grant or pledge) forecloses upon any such shares of Class B common stock, such foreclosure, without any further action by us or any other party, will automatically and irrevocably convert such shares into an equal number of shares of Class A common stock from the date of such foreclosure.

      Conversion into Series A Common Stock. Under the certificate of incorporation, each share of Class B common stock is convertible at any time, at the option of the registered holder, into one fully paid and nonassessable share of Class A common stock, subject to adjustment for any stock split.

      Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of Teligent, after distribution in full of any amounts to be distributed to holders of shares of preferred stock, unless otherwise required by law, holders of shares of common stock are entitled to receive all the remaining assets. Distribution of such remaining assets to the holders of common stock will be in proportion to the number of shares of common stock held by them. Under the certificate of incorporation, the holders of common stock will participate in such assets as if all classes and series of common stock constituted a single class of stock.

      Dividends. The holders of shares of our common stock will be entitled to receive, when, as and if declared by the board of directors, out of our assets which are by law available therefor, dividends payable either in cash, in property or in shares of capital stock. The payment of such dividends are subject to the preferential rights of holders of preferred stock, if any. Under the certificate of incorporation, no dividend will be declared or paid in respect of any class of common stock unless the holders of all classes of common stock receive the same per share dividend, payable in the same amount and type of consideration, as if such classes constituted a single class. However, if any dividend is declared that is payable in shares of common stock, or in other rights to acquire shares of common stock, then (1) such dividend will be declared and paid at the same rate per share with respect to each class of common stock, (2) the dividend payable on shares of Class A common stock will be payable only in shares of, or in other rights to acquire shares of, Class A common stock and (3) the dividend payable on shares of each series of Class B common stock will be payable only in shares of, or in other rights to acquire shares of, the same series of Class B common stock.

Preferred Stock

      Under the certificate of incorporation, the board of directors has the authority to create one or more series of preferred stock, to issue shares of preferred stock in such series up to the maximum number of shares of preferred stock authorized, and to determine the preferences, rights, privileges and restrictions of any series, including the dividend rights, voting rights, rights and terms of redemption, liquidation preferences, the number of shares constituting any such series and the designation of such series. The authorized shares of preferred stock, as well as authorized but unissued shares of common stock, are available for issuance without further action by our stockholder, except to the extent stockholder action is required by applicable law or by the rules of a stock exchange or quotation system on which any series of our stock may then be listed or quoted, or as required by our certificate of incorporation or by-laws.

      The applicable prospectus supplement will describe the terms of any preferred stock being offered, including:

    .  the number of shares and designation or title of the shares;

    .  any liquidation preference per share;

    .  any date of maturity;

    .  any redemption, repayment or sinking fund provisions;

    . any dividend rate or rates and the dates of payment (or the method for determining the dividend rates or dates of payment);

    .  any voting rights;

    . if other than the currency of the United States, the currency or currencies including composite currencies in which the preferred stock is denominated and/or in which payments will or may be payable;

    . the method by which amounts in respect of the preferred stock may be calculated and any commodities, currencies or indices, or value, rate or price, relevant to such calculation;

    . whether the preferred stock is convertible or exchangeable and, if so, the securities or rights into which the preferred stock is convertible or exchangeable, and the terms and conditions of conversion or exchange;

    . the place or places where dividends and other payments on the preferred stock will be payable;

    . any conditions or restrictions on the creation of indebtedness by us or upon the issuance of any additional stock; and

    . any additional voting, dividend, liquidation, redemption and other rights, preferences, privileges, limitations and restrictions.

      All shares of preferred stock offered will, when issued, be fully paid and non-assessable. Any shares of preferred stock that are issued would have priority over the common stock with respect to dividend or liquidation rights or both.

      The transfer agent for each series of preferred stock will be described in the applicable prospectus supplement.

Restriction on Foreign Ownership

      Under our certificate of incorporation, the board of directors has all the powers necessary to ensure our compliance with the foreign ownership restrictions under the Communications Act of 1934, and the rules, regulations and decisions of the Federal Communications Commission. The board of directors' power includes the power to prohibit the transfer of any shares of our capital stock to any Foreign Owner and to take or cause to be taken such action as it deems appropriate to implement such prohibition. "Foreign Owner" means (a) any person who is a citizen of a country other than the United States; (b) any corporation or other legal entity organized under the laws of any government other than the government of the United States or of any state, territory or possession of the United States; (c) any government other than the government of the United States or of any state, territory or possession of the United States; and (d) any representative of any of the foregoing or any entity owned, or whose capital was contributed in whole or in part, by any of the foregoing.

      Under the certificate of incorporation, any shares of our capital stock determined by the board of directors to be beneficially owned by any Foreign Owner, or with respect to which any Foreign Owner has voting rights, will be subject to redemption by action of the board of directors to the extent necessary to comply with foreign ownership restrictions. In such event, the redemption price of the shares to be redeemed will be equal to the fair market value of such shares, as determined by the board of directors in good faith. Under the certificate of incorporation, the redemption price of such shares may be paid in cash, securities or any combination thereof. Such redemption will be upon such other terms and conditions as the board of directors shall determine.

      We have entered into a stockholders agreement with holders of the Class B common stock. The stockholders agreement provides for certain rights and obligations with respect to our ownership and governance. The stockholders agreement also provides for certain rights and obligations of the parties thereto relating to our compliance with the foreign ownership restrictions under the Communications Act of 1934 and the rules, regulations and decisions of the Federal Communications Commission.

      Under the stockholders agreement, if we are required by a change in law or other circumstance to reduce the level of foreign ownership of Teligent and we are unable to obtain a waiver of such requirement, we will have the right, and will be required, at the holder of the Series B-3 common stock's election, to refuse to sell our stock to any Foreign Owner if such a transaction would adversely impact the holder of the Series B-3 common stock's ability to hold its then existing share ownership in Teligent. In addition, we will have the right, and will be required, at the election of any party to the stockholders agreement, to repurchase for cash, to the extent permitted by applicable Delaware corporation law, shares first from all other Foreign Owners other than the parties to the stockholders agreement, if applicable, and thereafter from each party to the stockholders agreement, on a pro rata basis in accordance with the stockholders agreement.

Anti-takeover Effects of Provisions of Our Certificate of Incorporation and By-laws and the Delaware General Corporation Law

      Our certificate of incorporation provides disproportionate voting rights of the Class B common stock to elect a majority of the members of our board of directors relative to the Class A common stock and the authorization of our board of directors to issue, without stockholder approval, one or more series of preferred stock having such preferences, powers and relative, participating, optional and other rights as the board of directors may determine. The certificate of incorporation further provides that stockholders are not entitled to call a special meeting of stockholders, nor to require the board of directors to call such a meeting. The certificate of incorporation also provides that stockholders are not entitled to act by written consent in lieu of a meeting; except that in connection with the election or removal of any Series B-1 Director, Series B-2 Director or Series B-3 Director, the holders of the series of Class B common stock entitled to elect or remove such director may vote as a separate class by written consent in lieu of a meeting. In addition, the by-laws contain certain advance notice requirements that must be complied with by any stockholder who wishes to nominate any person for election to our board of directors or who otherwise wishes to properly bring business before an annual meeting of our stockholders. These provisions of the certificate of incorporation, together with the ability of The Associated Group, Inc. to elect a majority of Teligent's board of directors, could discourage potential acquisition proposals and could delay or prevent a change of control of Teligent.

      Delaware Takeover Statute. We are subject to Section 203 ("Section 203") of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

      Section 203 defines "business combination" to include: (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person. The restrictions on business combinations contained in Section 203 would not apply to any business combination between the current holders of the Series B-1 common stock or the current holders of the Series B-2 common stock, on the one hand, and us, on the other hand.

                         DESCRIPTION OF DEBT SECURITIES

      This section describes the general terms and provisions of the debt securities which may be offered by us from time to time. The prospectus supplement will describe the specific terms of the debt securities offered by that prospectus supplement.

      We may issue debt securities either separately or together with, or upon the conversion of, or in exchange for, other securities. The debt securities are to be either senior obligations of ours issued in one or more series and referred to herein as the "Senior Debt Securities," subordinated obligations of ours issued in one or more series and referred to herein as the "Subordinated Debt Securities," or junior subordinated obligations of Teligent issued in one or more series and referred to herein as the "Junior Subordinated Debt Securities." The Senior Debt Securities, the Subordinated Debt Securities and the Junior Subordinated Debt Securities are collectively referred to as the "Debt Securities." Each series of Debt Securities will be issued pursuant to a written agreement, known as an "Indenture," to be entered into by us and an independent third party, known as a "Trustee", who will be legally obligated to carry out the terms of the Indenture. The name(s) of the Trustee(s) will be set forth in the applicable prospectus supplement. We may issue all the Debt Securities under the same Indenture, as one or separate series, as specified in the applicable prospectus supplements.

      We have summarized certain terms and provisions of the Indentures. The summary is not complete. If we refer to particular provisions of an Indenture, the provisions, including definitions of certain terms, are incorporated by reference as a part of this summary. The Indentures are filed as an exhibit to the registration statement of which this prospectus is a part, and are incorporated by reference. The Indentures are subject to and governed by the Trust Indenture Act of 1939, as amended. You should refer to the applicable Indenture for the provisions which may be important to you.

General

      The Indentures will not limit the amount of Debt Securities which we may issue. We may issue Debt Securities up to an aggregate principal amount as we may authorize from time to time. The applicable prospectus supplement will describe the terms of any Debt Securities being offered, including:

    . the designation, aggregate principal amount and authorized denominations;

    .  the maturity date;

    . the interest rate, if any, and the method for calculating the interest rate;

    . the interest payment dates and the record dates for the interest payments;

    . any mandatory or optional redemption terms or prepayment, conversion, sinking fund or exchangeability or convertibility provisions;

    .  the places where the principal and interest will be payable;

    . if other than denominations of $1,000 or multiples of $1,000, the denominations the Debt Securities will be issued in;

    . whether the Debt Securities will be issued in the form of Global Securities (as defined below) or certificates;

    . additional provisions, if any, relating to the defeasance and covenant defeasance of the Debt Securities;

    . whether the Debt Securities will be issuable in registered form ("Registered Securities") or bearer form ("Bearer Securities") or both and, if Bearer Securities are issuable, any restrictions applicable to the exchange of one form for another and the offer, sale and delivery of Bearer Securities;

    . whether such Debt Securities will be Senior Debt Securities, Subordinated Debt Securities or Junior Subordinated Debt Securities and, if Subordinated Debt Securities or Junior Subordinated Debt Securities, the subordination provisions and the applicable definition of "Senior Indebtedness";

    .  any applicable material federal tax consequences;

    .  the dates on which premium, if any, will be payable;

    . our right, if any, to defer payment of interest and the maximum length of such deferral period;

    .  any listing on a securities exchange;

    . if convertible into Class A common stock or preferred stock, the terms on which such Debt Securities are convertible;

    . the terms, if any, of any guarantee of the payment of principal of, and premium, if any, and interest on Debt Securities of the series and any corresponding changes to the provisions of the Indenture as currently in effect;

    . the terms, if any, of the transfer, mortgage, pledge, or assignment as security for the Debt Securities of the series of any properties, assets, moneys, proceeds, securities or other collateral, including whether certain provisions of the Trust Indenture Act are applicable, and any corresponding changes to provisions of the Indenture as currently in effect;

    .  the initial public offering price; and

    . other specific terms, including covenants and any additions or changes to the events of default provided for with respect to the Debt Securities.

      If the purchase price of any Debt Securities is payable in a currency other than U.S. dollars or if principal of, or premium, if any, or interest, if any, on any of the Debt Securities is payable in any currency other than U.S. dollars, the specific terms and other information with respect to such Debt Securities and such foreign currency will be specified in the applicable prospectus supplement relating thereto.

      Debt Securities may be issued as Original Issue Discount Securities (as defined in the Indentures) to be sold at a substantial discount below their principal amount. Original Issue Discount Securities may include "zero coupon" securities that do not pay any cash interest for the entire term of the securities. In the event of an acceleration of the maturity of any Original Issue Discount Security, the amount payable to the holder thereof upon such acceleration will be determined in the manner described in the applicable prospectus supplement. Conditions pursuant to which payment of the principal of the Subordinated Debt Securities may be accelerated will be set forth in the applicable prospectus supplement. Material federal income tax and other considerations applicable to Original Issue Discount Securities will be described in the applicable prospectus supplement.

      Under the Indentures, the terms of the Debt Securities of any series may differ and we, without the consent of the holders of the Debt Securities of any series, may reopen a previous series of Debt Securities and issue additional Debt Securities of such series or establish additional terms of such series, unless otherwise indicated in the applicable prospectus supplement.

Covenants

      Under the Indentures, we will be required to:

    . pay the principal, interest and any premium on the Debt Securities when due;

    .  maintain a place of payment;

    . deliver a report to the Trustee at the end of each fiscal year reviewing our obligations under the Indentures; and

    . deposit sufficient funds with any paying agent on or before the due date for any principal, interest or any premium.

      Any additional covenants will be described in the applicable prospectus supplement.

Registration, Transfer, Payment and Paying Agent

      Unless otherwise indicated in a prospectus supplement, each series of Debt Securities will be issued in registered form only, without coupons. The Indentures, however, provide that we may also issue Debt Securities in bearer form only, or in both registered and bearer form. Bearer Securities shall not be offered, sold, resold or delivered in connection with their original issuance in the United States or to any United States person other than offices located outside the United States of certain United States financial institutions. "United States person" means any citizen or resident of the United States, any corporation, partnership or other entity created or organized in or under the laws of the United States, any estate the income of which is subject to United States federal income taxation regardless of its source, or any trust whose administration is subject to the primary supervision of a United States court and which has one or more United States fiduciaries who have the authority to control all substantial decisions of the trust. "United States" means the United States of America (including the states thereof and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction. Purchasers of Bearer Securities will be subject to certification procedures and may be affected by certain limitations under United States tax laws. Such procedures and limitations will be described in the prospectus supplement relating to the offering of the Bearer Securities.

      Unless otherwise indicated in a prospectus supplement, Registered Securities will be issued in denominations of $1,000 or any integral multiple thereof, and Bearer Securities will be issued in denominations of $5,000.

      Unless otherwise indicated in a prospectus supplement, the principal, premium, if any, and interest, if any, of or on the Debt Securities will be payable, and Debt Securities may be surrendered for registration of transfer or exchange, at an office or agency to be maintained by us in the Borough of Manhattan, The City of New York, provided that payments of interest with respect to any Registered Security may be made at our option by check mailed to the address of the person entitled to payment or by transfer to an account maintained by the payee with a bank located in the United States. No service charge shall be made for any registration of transfer or exchange of Debt Securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge and any other expenses that may be imposed in connection with the exchange or transfer.

      Unless otherwise indicated in a prospectus supplement, payment of principal of, premium, if any, and interest, if any, on Bearer Securities will be made, subject to any applicable laws and regulations, at such office or agency outside the United States as specified in the prospectus supplement and as we may designate from time to time. Unless otherwise indicated in a prospectus supplement, payment of interest due on Bearer Securities on any interest payment date will be made only against surrender of the coupon relating to such interest payment date. Unless otherwise indicated in a prospectus supplement, no payment of principal, premium or interest with respect to any Bearer Security will be made at any office or agency in the United States or by check mailed to any address in the United States or by transfer to an account maintained with a bank located in the United States; except that if amounts owing with respect to any Bearer Securities shall be payable in U.S. dollars, payment may be made at the Corporate Trust Office of the applicable Trustee or at any office or agency designated by us in the Borough of Manhattan, The City of New York, if (but only if) payment of the full amount of such principal, premium or interest at all offices outside of the United States maintained for such purpose by us is illegal or effectively precluded by exchange controls or similar restrictions.

      Unless otherwise indicated in the applicable prospectus supplement, we will not be required to:

    . issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series of like tenor to be redeemed and ending at the close of business on the day of that selection;

    . register the transfer of or exchange any Registered Security, or portion thereof, called for redemption, except the unredeemed portion of any Registered Security being redeemed in part;

    . exchange any Bearer Security called for redemption, except to exchange such Bearer Security for a Registered Security of that series and like tenor that is simultaneously surrendered for redemption; or

    . issue, register the transfer of or exchange any Debt Security which has been surrendered for repayment at the option of the holder, except the portion, if any, of the Debt Security not to be so repaid.

Ranking of Debt Securities

      The Senior Debt Securities will be unsubordinated obligations of ours and will rank equally in right of payment with all other unsubordinated indebtedness of ours. The Subordinated Debt Securities and Junior Subordinated Debt Securities will be obligations of ours and will be subordinated in right of payment to all existing and future Senior Indebtedness. The prospectus supplement will describe the subordination provisions and set forth the definition of "Senior Indebtedness" applicable to the Subordinated Debt Securities or Junior Subordinated Debt Securities, as the case may be, and will set forth the approximate amount of such Senior Indebtedness outstanding as of a recent date.

Global Securities

      The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a "Depositary" identified in the prospectus supplement relating to such series. Global Debt Securities may be issued in either registered or bearer form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for individual certificates evidencing Debt Securities, a global Debt Security may not be transferred except as a whole
(1) by the Depositary to a nominee of such Depositary, (2) by a nominee of such Depositary to such Depositary or another nominee of such Depositary or
(3) by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor.

      The specific terms of the depositary arrangement with respect to a series of global Debt Securities and certain limitations and restrictions relating to a series of global Bearer Securities will be described in the prospectus supplement.

Outstanding Debt Securities

      In determining whether the holders of the requisite principal amount of outstanding Debt Securities have given any request, demand, authorization, direction, notice, consent or waiver under the relevant Indenture, the amount of outstanding Debt Securities will be calculated based on the following:

    . the portion of the principal amount of an Original Issue Discount Security that shall be deemed to be outstanding for such purposes shall be that portion of the principal amount thereof that could be declared to be due and payable upon a declaration of acceleration thereof pursuant to the terms of such Original Issue Discount Security as of the date of such determination,

    . the principal amount of a Debt Security denominated in a currency other than U.S. dollars shall be the U.S. dollar equivalent, determined on the date of original issue of such Debt Security, of the principal amount of such Debt Security; and

    . any Debt Security owned by us or any obligor on such Debt Security or any affiliate of us or such other obligor shall be deemed not to be outstanding.

Redemption and Repurchase

      The Debt Securities may be redeemable at our option, may be subject to mandatory redemption pursuant to a sinking fund or otherwise, or may be subject to repurchase by Teligent at the option of the holders, in each case upon the terms, at the times and at the prices set forth in the applicable prospectus supplement.

Conversion and Exchange

      The terms, if any, on which Debt Securities of any series are convertible into or exchangeable for Class A common stock, preferred stock, or other Debt Securities will be set forth in the applicable prospectus supplement. Such terms may include provisions for conversion or exchange, either mandatory, at the option of the holders or at our option.

Absence of Limitation on Indebtedness and Liens; Absence of Event Risk
Protection

      The applicable prospectus supplement will specify any prohibitions on the amount of indebtedness, guarantees or other liabilities that may be incurred by us and any prohibitions on our ability to create or assume liens on our property. Unless otherwise provided in a prospectus supplement, the Indentures will not require the maintenance of any financial ratios by, or specified levels of net worth, revenues, income, cash flow or liquidity of, Teligent, and will not contain provisions which would give holders of the Debt Securities the right to require us to repurchase their Debt Securities in the event of a takeover, recapitalization or similar restructuring or change in control of Teligent.

Consolidation, Merger and Sale of Assets

      Each Indenture generally permits a consolidation or merger (subject to certain limitations and conditions) between us and another corporation. They also permit the sale by us of all or substantially all of our property and assets. If this happens, the remaining or acquiring corporation shall assume all of our responsibilities and liabilities under the Indentures including the payment of all amounts due on the Debt Securities and performance of the covenants in the Indentures.

      We are only permitted to consolidate or merge with or into any other U.
S. corporation or sell all or substantially all of our assets according to the terms and conditions of the Indentures, unless otherwise indicated in the applicable prospectus supplement. The remaining or acquiring corporation will be substituted for us in the Indentures with the same effect as if it had been an original party to the Indenture. Thereafter, the successor corporation may exercise our rights and powers under any Indenture, in our name or in its own name. Any act or proceeding required or permitted to be done by our board of directors or any of our officers may be done by the board or officers of the successor corporation.

Events of Default

      Unless otherwise specified in the applicable prospectus supplement, an Event of Default, as defined in the Indentures and applicable to Debt Securities issued under such Indentures, will occur with respect to the Debt Securities of any series under the Indenture upon:

    . default for a period to be specified in the applicable prospectus supplement in payment of any interest with respect to any Debt Security of such series;

    . default in payment of principal or any premium with respect to any Debt Security of such series when due upon maturity, redemption, repurchase at the option of the holder or otherwise;

    . default in deposit of any sinking fund payment when due with respect to any Debt Security of such series;

    . default by us in the performance, or breach, of any other covenant or warranty in such Indenture (other than a covenant or warranty included therein solely for the benefit of a series of Debt Securities other than that series) which shall not have been remedied for a period to be specified in the applicable prospectus supplement after notice to us by the applicable Trustee or the holders of not less than a fixed percentage in aggregate principal amount of the Debt Securities of all series issued under the applicable Indenture;

    .  certain events of bankruptcy, insolvency or reorganization of us; or

    . any other Event of Default that may be set forth in the applicable prospectus supplement, including, but not limited to, an Event of Default based on other debt being accelerated ("cross-acceleration").

      No Event of Default with respect to any particular series of Debt Securities necessarily constitutes an Event of Default with respect to any other series of Debt Securities. Each Indenture provides that the Trustee thereunder may withhold notice to the holders of the Debt Securities of any series outstanding under such Indenture of the occurrence of a default with respect to the Debt Securities of such series (except a default in payment of principal, premium, if any, interest, if any, or sinking fund payments, if any) if the Trustee considers it in the interest of the holders to do so.

      Each Indenture provides that if an Event of Default with respect to any series of Debt Securities issued thereunder shall have occurred and be continuing, either the relevant Trustee or the holders of at least a fixed percentage in principal amount of the Debt Securities of such series then outstanding may declare the principal amount (or if any Debt Securities of such series are Original Issue Discount Securities, such lesser amount as may be specified in the applicable prospectus supplement) of all the Debt Securities of such series to be due and payable immediately, but upon certain conditions such declaration and its consequences may be rescinded and annulled by the holders of a majority in principal amount of the Debt Securities of all series issued under the applicable Indenture.

      The applicable prospectus supplement will provide the terms pursuant to which an Event of Default shall result in acceleration of the payment of principal of Subordinated Debt Securities or Junior Subordinated Debt Securities.

      In the case of a default in the payment of principal of, or premium, if any, or interest, if any, on any Subordinated Debt Securities or Junior Subordinated Debt Securities of any series, the applicable Trustee, subject to certain limitations and conditions, may institute a judicial proceeding for the collection thereof.

      No holder of any of the Debt Securities issued of any series under either Indenture has any right to institute any proceeding with respect to the Indenture or any remedy thereunder, unless the holders of at least a fixed percentage in principal amount of the outstanding Debt Securities of such series have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee, the Trustee has failed to institute such proceeding within 60 days after receipt of such notice and the Trustee has not within such 60-day period received directions inconsistent with such written request by holders of a majority in principal amount of the outstanding Debt Securities of such series. Such limitations do not apply, however, to a suit instituted by a holder of a Debt Security for the enforcement of the payment of the principal of, premium, if any, or any accrued and unpaid interest on, the Debt Security on or after the respective due dates expressed in the Debt Security.

      During the existence of an Event of Default under either Indenture, the Trustee is required to exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise thereof as a prudent person would exercise under the circumstances in the conduct of such person's own affairs. Subject to the provisions of the Indenture relating to the duties of the Trustee, if an Event of Default shall occur and be continuing, the Trustee is not under any obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders unless such holders shall have offered to the Trustee reasonable security or indemnity. Subject to certain provisions concerning the rights of the Trustee, the holders of a majority in principal amount of the outstanding Debt Securities of any series have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust, or power conferred on the Trustee with respect to such series.

      The Indentures provide that the Trustee will, within 45 days after the occurrence of any Default, give to the holders of the Debt Securities of such series notice of such Default known to it, unless such Default shall have been cured or waived; provided that, except in the case of a Default in payment of principal of or premium, if any, on any Debt Security of such series when due or in the case of any Default in the payment of any interest on the Debt Securities of such series, the Trustee shall be protected in withholding such notice if it determines in good faith that the withholding of such notice is in the interest of such holders.

      Teligent is required to furnish to the Trustee annually a statement as to compliance with all conditions and covenants under the Indentures.

Modification and Waivers

      From time to time, Teligent, when authorized by resolutions of our board of directors, and the Trustee, without the consent of the holders of Debt Securities of any series, may amend, waive or supplement the Indentures and the Debt Securities of such series for certain specified purposes, including, among other things:

    .  to cure ambiguities, defects or inconsistencies;

    . to provide for the assumption of our obligations to holders of the Debt Securities of such series in the case of a merger or consolidation;

    . to add to our Events of Default or our covenants or to make any change that would provide any additional rights or benefits to the holders of the Debt Securities of such series;

    . to add or change any provisions of such Indenture to facilitate the issuance of Bearer Securities;

    . to establish the form or terms of Debt Securities of any series and any related coupons;

    .  to add guarantors with respect to the Debt Securities of such series;

    .  to secure the Debt Securities of such series;

    . to maintain the qualification of the Indenture under the Trust Indenture Act; or

    . to make any change that does not adversely affect the rights of any holder.

      Other amendments and modifications of the Indentures or the Debt Securities issued thereunder may be made by Teligent and the Trustee with the consent of the holders of not less than a majority of the aggregate principal amount of the outstanding Debt Securities of each series affected thereby (each series voting as a separate class); provided that no such modification or amendment may, without the consent of the holder of each outstanding Debt Security affected thereby:

    . reduce the principal amount of, or extend the fixed maturity of the Debt Securities, or alter or waive any redemption, repurchase or sinking fund provisions of the Debt Securities;

    . reduce the amount of principal of any Original Issue Discount Securities that would be due and payable upon an acceleration of the maturity thereof, or

    . change the currency in which any Debt Securities or any premium or the accrued interest thereon is payable;

    . reduce the percentage in principal amount outstanding of Debt Securities of any series which must consent to an amendment, supplement or waiver or consent to take any action under the Indenture or the Debt Securities of such series;

    . impair the right to institute suit for the enforcement of any payment on or with respect to the Debt Securities;

    . waive a default in payment with respect to the Debt Securities or any guarantee;

    . Reduce the rate or extend the time for payment of interest on the Debt Securities;

    .  adversely affect the ranking of the Debt Securities of any series;

    . release any guarantor from any of its obligations under its guarantee or the Indenture, except in compliance with the terms of the Indenture; or

    . solely in the case of a series of Subordinated Debt Securities or Junior Subordinated Debt Securities, modify any of the applicable subordination provisions or the applicable definition of Senior Indebtedness in a manner adverse to any holders.

      The holders of a majority in aggregate principal amount of the outstanding Debt Securities of any series may waive compliance by us with certain restrictive provisions of the relevant Indenture, including and such other restrictive covenants, if any, as may be set forth in the applicable prospectus supplement. The holders of a majority in aggregate principal amount of the outstanding Debt Securities of any series may, on behalf of all holders of Debt Securities of that series, waive any past default under the applicable Indenture with respect to Debt Securities of that series and its consequences, except a default in the payment of the principal of, or premium, if any, or interest, if any, on any Debt Securities of such series or in respect of a covenant or provision which cannot be modified or amended without the consent of a larger fixed percentage or by the holder of each outstanding Debt Securities of the series affected.

Discharge, Defeasance and Covenant Defeasance

      When we establish a series of Debt Securities, we may provide that series is subject to the defeasance and discharge provisions of the applicable Indenture. If those provisions are made applicable, we may elect either:

    . to defease and be discharged from, subject to some limitations, all of our obligations with respect to those Debt Securities; or

    . to be released from our obligations to comply with specified covenants relating to those Debt Securities as described in the applicable prospectus supplement.

      To effect that defeasance or covenant defeasance, we must irrevocably deposit in trust with the relevant Trustee an amount in any combination of funds or government obligations, which, through the payment of principal and interest in accordance with their terms, will provide money sufficient to make payments on those Debt Securities and any mandatory sinking fund or analogous payments on those Debt Securities.

      On such a defeasance, we will not be released from certain of our obligations that will be specified in the applicable prospectus supplement.

      To establish such a trust we must, among other things, deliver to the relevant Trustee an opinion of counsel to the effect that the holders of those Debt Securities:

    . will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the defeasance or covenant defeasance; and

    . will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance or covenant defeasance had not occurred. In the case of defeasance, the opinion of counsel must be based upon a ruling of the IRS or a change in applicable U.S. federal income tax law occurring after the date of the applicable Indenture.

      If we effect covenant defeasance with respect to any Debt Securities, the amount of deposit with the relevant Trustee will be sufficient to pay amounts due on the Debt Securities at the time of their stated maturity. However, those Debt Securities may become due and payable prior to their stated maturity if there is an Event of Default with respect to a covenant from which we have not been released. In that event, the amount on deposit may not be sufficient to pay all amount due on the Debt Securities at the time of the acceleration.

      The applicable prospectus supplement may further describe the provisions, if any, permitting defeasance or covenant defeasance, including any modifications to the provisions described above.

Governing Law

      The Indentures and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York.

Regarding the Trustees

      The Trust Indenture Act contains limitations on the rights of a trustee, should it become a creditor of ours, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. Each Trustee is permitted to engage in other transactions with us and our subsidiaries from time to time, provided that if such Trustee acquires any conflicting interest it must eliminate such conflict upon the occurrence of an Event of Default under the relevant Indenture, or else resign.

                        DESCRIPTION OF DEPOSITARY SHARES

      This section describes the general terms and provisions of Preferred Stock represented by depositary shares (the "Depositary Shares"). The specific terms of the Depositary Shares will be delivered in the applicable prospectus supplement.

      We have summarized certain terms and provisions of the Deposit Agreements (as defined below), the Depositary Shares and the receipts representing Depositary Shares ("Depositary Receipts"). The following summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Deposit Agreements, the Depositary Shares and the Depositary Receipts, each of which will be filed as an exhibit to or incorporated by reference in the Registration Statement of which this prospectus forms a part.

      We may issue Depositary Receipts evidencing the Depositary Shares. Each Depositary Share will represent a fraction of a share of Preferred Stock. Shares of Preferred Stock of each class or series represented by Depositary Shares will be deposited under a separate Deposit Agreement (the "Deposit Agreement") among us, the depositary (the "Preferred Stock Depositary") and the holders of the Depositary Receipts. Subject to the terms of the Deposit Agreement, each owner of a Depositary Receipt will be entitled, in proportion to the fraction of a share of Preferred Stock represented by the Depositary Shares evidenced by the Depositary Receipt, to all the rights and preferences of the Preferred Stock represented by such Depositary Shares. Those rights include any dividend, voting, conversion, redemption and liquidation rights. Immediately following the issuance and delivery of the Preferred Stock to the Preferred Stock Depositary, we will cause the Preferred Stock Depositary to issue the Depositary Receipts on our behalf.

      If Depositary Shares are offered, the applicable prospectus supplement will describe the terms of such Depositary Shares, the Deposit Agreement and, if applicable, the Depositary Receipts, including the following, where applicable:

    . the payment of dividends or other cash distributions to the holders of Depositary Receipts when such dividends or other cash distributions are made with respect to the Preferred Stock;

    . the voting by a holder of Depositary Shares of the Preferred Stock underlying such Depositary Shares at any meeting called for such purpose;

    . if applicable, the redemption of Depositary Shares upon a redemption by us of shares of Preferred Stock held by the Preferred Stock Depositary;

    . if applicable, the exchange of Depositary Shares upon an exchange by us of shares of Preferred Stock held by the Preferred Stock Depositary for Debt Securities or common stock;

    . if applicable, the conversion of the shares of Preferred Stock underlying the Depositary Shares into shares of our common stock, other shares of our Preferred Stock or our Debt Securities;

    . the terms upon which the Deposit Agreement may be amended and terminated;

    .  a summary of the fees to be paid by us to the Preferred Stock
       Depositary;

    . the terms upon which a Preferred Stock Depositary may resign or be removed by us; and

    . any other terms of the Depositary Shares, the Deposit Agreement and the Depositary Receipts.

      If a holder of Depositary Receipts surrenders the Depositary Receipts at the corporate trust office of the Preferred Stock Depositary (unless the related Depositary Shares have previously been called for redemption, converted or exchanged into other securities of Teligent), the holder will be entitled to receive at this office the number of shares of Preferred Stock and any money or other property represented by such Depositary Shares. Holders of Depositary Receipts will be entitled to receive whole and, to the extent provided by the applicable prospectus supplement, fractional shares of the Preferred Stock on the basis of the proportion of Preferred Stock represented by each Depositary Share as specified in the applicable prospectus supplement. Holders of shares of Preferred Stock received in exchange for Depositary Shares will no longer be entitled to receive Depositary Shares in exchange for shares of Preferred Stock. If the holder delivers Depositary Receipts evidencing a number of Depositary Shares that is more than the number of Depositary Shares representing the number of shares of Preferred Stock to be withdrawn, the Preferred Stock Depositary will issue the holder a new Depositary Receipt evidencing such excess number of Depositary Shares at the same time.

      Prospective purchasers of Depositary Shares should be aware that special tax, accounting and other considerations may be applicable to instruments such as Depositary Shares.

                                   MANAGEMENT

Directors and Officers

      Set forth below is certain information regarding the directors, executive officers and certain other officers of Teligent:

               Name                Age                Position and Offices
               ----                ---                --------------------
Executive Officers
Alex J. Mandl....................   55 Chairman of the Board and Chief Executive Officer
Kirby G. Pickle, Jr. ............   42 President and Chief Operating Officer
Laurence E. Harris...............   63 Senior Vice President, General Counsel and
                                       Assistant Secretary
Abraham L. Morris................   40 Senior Vice President, Chief Financial Officer and
                                       Treasurer
Steven F. Bell...................   49 Senior Vice President for Human Resources
Other Officers
Richard J. Hanna.................   43 Senior Vice President for Sales and Marketing
Keith W. Kaczmarek...............   43 Senior Vice President for Engineering and
                                       Operations
Philip C. McKinney...............   38 Vice President and Chief Information Officer
Robert H. Schwartz...............   33 Vice President for Corporate Development and
                                       Strategy
Cindy L. Tallent.................   41 Vice President and Controller
David S. Turetsky................   42 Vice President for Law and Regulatory Affairs
Scott G. Bruce...................   37 Secretary
Other Directors
Myles P. Berkman.................   62 Director
David J. Berkman.................   37 Director
William H. Berkman...............   34 Director
Donald H. Jones..................   61 Director
Tetsuro Mikami...................   47 Director
Rajendra Singh...................   44 Director

      Alex J. Mandl has been Chairman and Chief Executive Officer of Teligent since September 1996. Prior to joining Teligent, Mr. Mandl served as President and Chief Operating Officer of AT&T and Executive Vice President of AT&T and CEO of AT&T's Communications Services Group (1993-1995). As President and Chief Operating Officer, Mr. Mandl oversaw AT&T's operations including its long-distance, wireless and local communications services, in addition to its credit card and Internet businesses. As Chief Financial Officer of AT&T from 1991 to 1993, Mr. Mandl directed AT&T's financial strategy, policy and operations, and managed the acquisition of McCaw Cellular Communications, Inc. Earlier, Mr. Mandl served as Chairman and CEO of Sea-Land Services, Inc., an ocean transportation and distribution services company. Mr. Mandl serves on the boards of the Warner-Lambert Company, Dell Computer Corporation, Forstmann Little & Co. and General Instrument Corp.

      Kirby G. Pickle, Jr., has served as President and Chief Operating Officer since February 1997. Prior to that, Mr. Pickle served as Executive Vice President of MFS Communications Company, Inc. and President and Chief Operating Officer of one of its subsidiaries, UUNET Technologies, Inc. Earlier, as President and COO of MFS Intelenet, Inc., Mr. Pickle managed three businesses that generated a majority of MFS' revenues. Prior to his service for MFS, Mr. Pickle was a Vice President at US Sprint (now known as Sprint), a regional sales manager for MCI Communications Corporation, Inc. and held various management positions at AT&T.

      Laurence E. Harris has been Senior Vice President and General Counsel since December 1996. Prior to joining the Company, Mr. Harris served as Senior Vice President of Law and Public Policy for MCI Communications Corporation. Earlier, Mr. Harris was President and Chief Operating Officer of Metromedia Telecommunications, Inc. and CRICO Communications, a privately-held paging company. Mr. Harris also served as chief of the FCC's Mass Media Bureau where he was responsible for regulation and policy for cable, television and radio broadcasting. Mr. Harris was also responsible for regulatory and antitrust activities at MCI before serving at the FCC.

      Abraham L. Morris joined Teligent in April 1997 as Senior Vice President, Chief Financial Officer and Treasurer. Prior to that, he served as Senior Vice President for Operations Support at MFS Communications Company, Inc., where Mr. Morris was involved in business development, revenue assurance and co-carrier/local service activities. Earlier, Mr. Morris was Vice President and Chief Transition Officer for MFS Intelenet, Inc., and previously was Treasurer of MFS. Mr. Morris was involved in MFS' capital raising activities, including its initial public offering. Before joining MFS, Mr. Morris served as General Manager, Mergers and Acquisitions at Peter Kiewit Sons', Inc., a diversified industrial services company.

      Steven F. Bell joined Teligent as its Senior Vice President for Human Resources in April 1997. Prior to joining Teligent, Mr. Bell served as Vice President for Human Resources and Organization Development at COMSAT Corporation where he was responsible for executive and staff recruitment and development at the 4,000-employee satellite communications company. Earlier, Mr. Bell was Vice President, Human Resources for the worldwide technologies division of American Express Corporation.

      Richard J. Hanna joined Teligent in April 1997 as Senior Vice President for Sales and Marketing. Prior to joining Teligent, Mr. Hanna served as President and Chief Executive Officer of MFS Intelenet, Inc. Prior to that, he served as Vice President of Sales and Marketing for AT&T where he was responsible for developing its commercial sales channel. Mr. Hanna also served in senior sales and marketing positions at MCI Communications Corporation and Sprint.

      Keith W. Kaczmarek joined Teligent in May 1997 as Senior Vice President of Engineering and Operations. Prior to joining Teligent, he served as Vice President of Engineering and Operations for AirTouch/PCS PrimeCo, where he managed the development and installation of PCS deployment of CDMA wireless technology. Between 1993 and 1995, as Vice President of Technology Development and Product Development for Nextel Communications, Mr. Kaczmarek managed technology development for the company's digital mobile wireless networks. He has also held senior positions at AirTouch Communications, GTE Corp. and GTE Mobilnet, Inc.

      Philip C. McKinney, Teligent's Vice President and Chief Information Officer, joined Teligent in March 1997 as Vice President for Information Technology. Prior to joining the Company, Mr. McKinney was Director of Consulting Services for Computer Sciences Corporation where he oversaw client engagements for start-up and established providers in the communication industry. Earlier, Mr. McKinney was Director of Operations where he managed customer care, billing and information technology outsourcing services to telecommunication clients in North America.

      Robert H. Schwartz joined Teligent upon inception in March 1996 as Vice President of Corporate Development and Strategy. Previously, Mr. Schwartz served as Director of Corporate Development for Nextel where he was involved in strategic planning, mergers and acquisitions and various investment transactions including public fundraising activities. Prior to that, Mr. Schwartz performed consulting work in the communications industry including satellite, cable television, and wireless telecommunications companies.

      Cindy L. Tallent joined Teligent in September 1997 as Vice President and Controller. Prior to joining the Company, Ms. Tallent was Senior Vice President, Finance for Global TeleSystems Group, Inc. There she was involved in establishing and managing international joint ventures, securing financing and implementing systems and controls. Ms. Tallent also held various finance positions at GTE where she was employed for ten years and was Vice President and Chief Financial Officer for GTE Spacenet when she left in 1995. Prior to GTE, Ms. Tallent was a senior accountant with Price Waterhouse LLP.

      David S. Turetsky joined Teligent in May 1997 as Vice President for Law and Regulatory Affairs. He served in the Antitrust Division of the U.S. Department of Justice as Deputy Assistant Attorney General for Civil and Regulatory Affairs and originally as senior counsel to the Assistant Attorney General. He assisted in developing the Clinton Administration's telecommunications policy, including the Telecommunications Act of 1996, and was responsible for the Division's telecommunications work. While at the U.S. Department of Justice, he represented the United States in international telecommunications and antitrust matters and assisted in overseeing a telecommunications services accord through the World Trade Organization. Earlier, he was a partner in the law offices of LeBoeuf, Lamb, Leiby & MacRae.

      Scott G. Bruce has been Secretary of the Company since its inception in March 1996. Mr. Bruce is also Vice President, General Counsel and Secretary of Associated and served as the Company's General Counsel until December 1996. Mr. Bruce has experience in the fields of corporate mergers and acquisitions and securities law. Between 1987 and 1992, he was a corporate attorney at Wolf, Block, Schorr and Solis-Cohen in Philadelphia. Earlier, he worked in the New York office of Touche Ross & Co., the predecessor to Deloitte & Touche LLP.

      Myles P. Berkman has been a director of Teligent since its inception in March 1996. Mr. Berkman is Chairman, Chief Executive Officer, President and Treasurer of The Associated Group, Inc. ("Associated"), positions he has held since 1994 with the exception of Chairman which he has held since November 1995. In addition to beneficially owning 48.3% of Teligent's Class B common stock, Associated is engaged in the ownership and operation of various communications related businesses, including a provider of wireless location services, international wireless telephony, radio broadcasting and a portfolio of marketable equity securities. From 1979 to 1994, Mr. Berkman was President, Chief Operating Officer and Treasurer of Associated Communications Corporation ("ACC"), the parent corporation of Associated prior to 1995, which also was a publicly traded company. Mr. Berkman developed ACC into one of the largest independent U.S. cellular operators at the time of its sale to SBC Communications Inc. in 1994. Mr. Berkman is the father of William H. Berkman and David J. Berkman, each of whom is also a director of Teligent.

      David J. Berkman has been a director of Teligent since its inception in March 1996. Since 1994, Mr. Berkman has served as Executive Vice President and a director of Associated. In addition, Mr. Berkman serves as Chairman and Chief Executive Officer of TruePosition, Inc., a wholly owned subsidiary of Associated. From 1993 to 1994, Mr. Berkman was Executive Vice President and a member of the Board of Directors of ACC. Mr. Berkman serves as director and Vice Chairman of Grupo Portatel, S.A. de C.V., a company operating cellular systems in Mexico in which Associated has a significant interest. Mr. Berkman is also a director of Entercom Communications Corp., a public company, which is the sixth largest radio broadcasting company in the U.S., and V-SPAN, Inc., a private company that specializes in teleconferencing services. David J. Berkman is the son of Myles P. Berkman and the brother of William H. Berkman, each of whom is also a director of Teligent.

      William H. Berkman has been a director of Teligent since its inception in March 1996. Mr. Berkman is currently President of Microwave Services, Inc., a wholly owned subsidiary of Associated. Since June 5, 1997, Mr. Berkman has served as an Assistant Secretary of Associated. Before joining Associated, Mr. Berkman held several executive positions at The News Corporation, Ltd. Mr. Berkman also serves as a director of CMG Information Services Inc., a public company that provides Internet solutions through its operating companies and strategic venture investments. William H. Berkman is the son of Myles P. Berkman and the brother of David J. Berkman, each of whom is also a director of Teligent.

      Donald H. Jones has been a director of Teligent since November 1997. He has served as a director of Associated since 1994. Prior to 1994, Mr. Jones served as a director of ACC beginning in 1986, as well as a consultant to ACC beginning in 1982. Mr. Jones is Chairman of Triangle Capital Corporation, a firm engaged in the development of new business enterprises and investment activities. Until April 1997, Mr. Jones was Vice Chairman of Nets Inc., formerly Industry.Net Corporation, a company that was engaged in internet commerce, and from 1992 to June 1996, was its Chairman. Mr. Jones is a director of Respironics Inc., a corporation engaged in the development, manufacturing and marketing of medical equipment, and PNC Equity Management Corporation, a corporation engaged in the investment in growth companies. Mr. Jones also serves as an adjunct professor of entrepreneurship at the Carnegie Mellon Graduate School of Business.

      Tetsuro Mikami has been a director of Teligent since November 1997. Since January 1999, Mr. Mikami has served as Director, Overseas Carrier Business Group, Global Business Division of Nippon Telegraph and Telephone Corporation ("NTT"). From April 1993 to December 1998, Mr. Mikami served as General Manager, Business Solutions Group, Long Distance, of NTT. Mr. Mikami has been with NTT for over twenty years and has served in various senior management roles. He currently resides in Tokyo, Japan.

      Dr. Rajendra Singh has been a director of Teligent since its inception in March 1996. Since December 1993, Dr. Singh has served as Chairman of the Board and Chief Executive Officer of Telcom Ventures, L.L.C. ("Telcom Ventures"). Dr. Singh also served as President of Telcom Ventures, through September 1997. Dr. Singh also serves as President and Treasurer of Digital Services Corporation, an affiliate of Telcom Ventures. Dr. Singh founded Telcom Ventures in 1993 and, together with his family, is one of the principal owners of that company. From October 1998 to June 1999, Dr. Singh served as Chairman of the Board and acting Chief Executive Officer of LCC International, Inc., a worldwide provider of wireless engineering and design services and related products which he co-founded in 1983 and which is an affiliate of Telcom Ventures. Dr. Singh continues to serve on the Board of Directors of LCC International, Inc. The Singh family and The Carlyle Group are the principal owners of Telcom Ventures. Dr. Singh has created widely-used standards of system design and methodology in the cellular industry.

      On April 22, 1999, Lucent Technologies announced that it had agreed to sell its U.S. business communications systems sales group that serves small and medium-sized businesses to a newly-formed company which will be led by Susan Mandl. Susan Mandl is the wife of Alex Mandl, the CEO of Teligent. Susan Mandl was formerly president and CEO of Newcourt Communications Finance and will be Chairman and CEO and the principal stockholder of the new company. It has been announced that the new company intends to provide communication equipment, supplies and a full range of other communications services, including, as an agent, services comparable to those offered by Teligent, to the small and medium-sized business market. Teligent has, from time to time, explored business relationships with other companies which offer equipment and supplies similar to those offered by the new company. In this regard, Teligent is exploring a business relationship with the new company. Alex Mandl will have no equity interest in the new company, but he will be jointly liable with Susan Mandl for the borrowings which will be used to finance the purchase of a portion of Susan Mandl's equity in the new company.

                              SELLING STOCKHOLDER

      The following table sets forth, as of April 23, 1999, certain information regarding the share ownership of the selling stockholder. The registration of the selling stockholder's common stock does not necessarily mean that the selling stockholder will offer or sell any of the shares.

                                            Common Stock (1)
                              ------------------------------------------------
                                 Shares                              Shares
                              Beneficially                        Beneficially
                                 Owned                Shares         Owned
                                Prior to    Percent   Offered        If All
      Name of Selling             This        Of        for          Shares
       Stockholder(2)           Offering   Ownership   Sale         Are Sold
      ---------------         ------------ --------- ---------    ------------
Telcom Ventures, L.L.C.(3)..   17,206,210  32.6%(4)  2,000,000(5)  15,206,210
200 N. Union Street, Suite
300
Alexandria, VA 22201

(1) Unless otherwise indicated, the selling stockholder listed above has represented that it possesses sole voting and sole investment power with respect to the shares beneficially owned by such entity includes all options, warrants and convertible securities currently exercisable or exercisable within 60 days of April 23, 1999. The percentages of beneficial ownership as to such entity assumes the exercise or conversion of all options, warrants and convertible securities held by such entity.
(2) The names of additional selling stockholders may be provided subsequent hereto.
(3) Dr. Rajendra Singh, Chairman of the Board and Chief Executive Officer of Telcom Ventures, L.L.C., is a member of the board of directors of Teligent. Teligent is or was a party to numerous agreements with Telcom Ventures, L.L.C. All shares are held of record by Telcom-DTS Investors, L.L.C., an affiliate of Telcom Ventures L.L.C.
(4) Reflects ownership as percentage of Class A common stock and Class B common stock issued and outstanding.
(5) Assumes conversion of the Series B-2 common stock beneficially owned by Telcom Ventures, L.L.C. and offered for sale into shares of Class A common stock.

      In November 1998, Telcom filed, pursuant to its registration rights agreement with Teligent, a "demand" registration request with respect to 8,603,000 of its Teligent shares of common stock. On June 8, 1999, Telcom withdrew its "demand" registration. The shares of common stock being registered by Telcom hereby are being registered pursuant to Telcom's "piggyback" registration rights under its registration rights agreement.

                              PLAN OF DISTRIBUTION

      Teligent and the selling stockholder may sell the securities in any of three ways, or in any combination thereof, as follows:

    .  through underwriters or dealers;

    .  directly to a limited number of purchasers or to a single purchaser;
       or

    .  through agents.

      A prospectus supplement will set forth the terms of the offering of the securities offered thereby, including:

    . the name or names of any underwriters and the respective amounts of such securities underwritten or purchased by each of them;

    . the initial public offering price of such securities and the proceeds to Teligent or the selling stockholder, if any, and any discounts, commissions or concessions allowed or paid to dealers;

    .  any securities exchanges on which such securities may be listed; and

    . the number of shares of Class A common stock to be sold by the selling stockholder, if any.

      Only underwriters named in such prospectus supplement are deemed to be underwriters in connection with the securities offered thereby.

      If underwriters are used in the sale of any securities, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Such securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase such securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of such securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or paid to dealers may be changed from time to time.

      The securities may be sold directly by us or the selling stockholder or through agents designated by us or the selling stockholder from time to time. Any agent involved in the offer or sale of the securities in respect of which a prospectus supplement is delivered will be named, and any commissions payable by us or the selling stockholder to such agent will be set forth, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

      If so indicated in the applicable prospectus supplement, we or the selling stockholder will authorize underwriters, dealers or agents to solicit offers by institutional investors to purchase the securities from us and the selling stockholder at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. There may be limitations on the minimum amount which may be purchased by any such institutional investor or on the portion of the aggregate principal amount of the particular securities which may be sold pursuant to such arrangements. Institutional investors to which such offers may be made, when authorized, include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and such other institutions as may be approved by us and the selling stockholder, if applicable. The obligations of any such purchasers pursuant to such delayed delivery and payment arrangements will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such contracts. Underwriters will not have any responsibility in respect of the validity of such arrangements or the performance of Teligent, the selling stockholder or such institutional investors thereunder.

      Securities offered other than Class A common stock may be a new issue of securities with no established trading market. Any underwriters to whom such securities are sold by us for public offering and sale may make a market in such securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or the trading markets for any such securities.

      Stockholders may sell their shares through various arrangements involving mandatorily exchangeable securities, and this prospectus may be delivered in conjunction with such sales.

      We will not receive any proceeds from the sale of shares of Class A common stock by the selling stockholder. We will, however, bear certain expenses in connection with the registration of the securities being offered under this prospectus by the selling stockholder, including all costs incident to the offering and sale of the securities to the public other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes.

      Agents and underwriters may be entitled under agreements entered into with us or the selling stockholder to indemnification by us and, if applicable, the selling stockholder against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. We will also indemnify the selling stockholder, if any, against such liabilities and agree to make such contributions on behalf of the selling stockholder. Agents and underwriters may be customers of, engage in transactions with, or perform services for us or the selling stockholder in the ordinary course of business.

                                 LEGAL MATTERS

      The validity of the securities in respect of which this prospectus is being delivered will be passed on for us and the selling stockholder by our counsel, Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 1998, as set forth in their report, which is incorporated by reference in this prospectus. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                5,000,000 Shares

                               [LOGO OF Teligent]


               % Series B Cumulative Convertible Preferred Stock


                       --------------------------------

                             PROSPECTUS SUPPLEMENT

                       --------------------------------

                              Merrill Lynch & Co.

                              Goldman, Sachs & Co.

                              Salomon Smith Barney

                                 April  , 2000

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